FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 34

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

ASX Announcement

Melbourne, 31 May, 2007

National Australia Bank updates domestic debt issuance programme

National Australia Bank Limited recently updated its institutional Australian domestic debt issuance programme.

Attached are the following updated documents:

Information Memorandum

Supplemental Short Term Note Deed Poll

Supplemental Medium Term Note Deed Poll

For further information:

Michael White	Hany Messieh
Manager, Group Capital & Funding	Head of Investor Relations
T 03 8641 2157	T 03 8641 2312
M 0410 442 841	M 0414 446 876

or visit www.nabgroup.com

This statement does not constitute an offer of any securities for sale.  The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Information Memorandum

National Australia Bank Limited

ABN 12 004 044 937

Debt Issuance Programme

for the issue of unsubordinated and subordinated debt instruments representing short and medium term debt obligations

Arranged by

15 May 2007

Contents

Contents

Important Notice

Summary of the Programme

Short Term Note Summary

Medium Term Note Summary

STN Terms and Conditions

Note Terms and Conditions

Form of Note Pricing Supplement

National Australia Bank Limited

Selling and Distribution Restrictions

Australian Taxation

Directory

Important Notice

Introduction

This Information Memorandum relates to a debt issuance programme (“Programme”) established by National Australia Bank Limited (“Issuer”) under which short term notes (“STNs”) and medium term notes (“MTNs” and together with STNs “Notes”) may be issued from time to time.

Issuer’s responsibility

This Information Memorandum has been prepared by and issued with the authority of the Issuer.  The Issuer accepts responsibility for the information contained in this Information Memorandum.

Documents incorporated by reference

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated by reference (see “Documents incorporated by reference” below).  This Information Memorandum shall, unless otherwise expressly stated, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum.  References to “Information Memorandum” are to this Information Memorandum and to any other document incorporated by reference collectively and to any of them individually.

No independent verification

The only role of the Dealers, the Registrar and the I&P Agent (Offshore) (each as defined in the “Summary of the Programme”) in the preparation of this Information Memorandum has been to confirm to the Issuer that their respective descriptions under the heading “Directory” are accurate as at the Preparation Date (as defined below).

Apart from the foregoing, none of the Dealers, the Registrar nor the I&P Agent (Offshore) has independently verified the information contained in this Information Memorandum.  Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility is accepted, by them as to the accuracy or completeness of this Information Memorandum or any further information supplied by the Issuer in connection with the Programme.

Independent advice

This Information Memorandum contains only summary information concerning the Notes.  It is not intended to provide the basis of any credit or other evaluation in respect of the Issuer or the Notes and should not be considered as a recommendation by the Issuer, Arranger, the Dealers, the Registrar or the I&P Agent (Offshore) that any recipient of this Information Memorandum or any other financial statements should purchase any Notes or any rights in respect of any Notes.  Each investor contemplating purchasing any Notes or any rights in respect of any Notes under the Programme should make (and shall be taken to have made) its own independent investigation of the financial condition and affairs of, and its own appraisal of the creditworthiness of, the Issuer.

No advice is given in respect of the taxation treatment of investors in connection with investment in any Notes and each investor is advised to consult its own professional adviser.

Currency of information

The information contained in this Information Memorandum is prepared as of its Preparation Date.  Neither the delivery of this Information Memorandum nor any offer, issue or sale made in connection with this Information Memorandum at any time implies that the information contained in it concerning the Issuer is correct at any time subsequent to the Preparation Date or that any other information supplied in connection with the Programme is correct as of any time subsequent to the Preparation Date.  In particular, the Issuer is under no obligation to update this Information Memorandum at any time after an issue of Notes.

In this Information Memorandum, “Preparation Date” means:

•                                           in relation to this Information Memorandum, the date indicated on its face or, if the Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;

•                                           in relation to the Annual Report and any financial statements incorporated in this Information Memorandum, the date up to, or as at, the date on which the Annual Reports and statements relate; and

•                                           in relation to any other item of information which is to be read in conjunction with this Information Memorandum, the date indicated on its face as being its date of release.

The Dealers, the Registrar and the I&P Agent (Offshore) expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme.  Investors should review, amongst other things, the documents deemed to be incorporated in this Information Memorandum by reference when deciding whether or not to purchase any Notes.  Also, the Issuer makes filings with regulatory authorities from time to time, which may include information material to investors.  Copies of such filings are available from the Issuer on request.

No authorisation

No person has been authorised to give any information or make any representations not contained in or consistent with this Information Memorandum in connection with the Issuer, the Programme or the issue or sale of the Notes and, if given or made, such information or representation must not be relied on as having been authorised by the Issuer or any of the Dealers.

Distribution arrangements

The distribution of this Information Memorandum and any Pricing Supplement and the offer or sale of Notes may be restricted by law in certain jurisdictions.  None of the Issuer, the Dealers, the Registrar nor the I&P Agent (Offshore) represents that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or under an exemption available in that jurisdiction, or assume any responsibility for facilitating any such distribution or offering.  In particular, no action has been taken by the Issuer, the Dealers, the Registrar or the I&P Agent (Offshore) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (“Securities Act”) or the securities laws of any state in the United States.  The Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act), unless such Notes are registered under the Securities Act or an exemption from the registration requirements thereof is available.

No disclosure required

Each offer to purchase or invitation to buy Notes is not required to comply with Part 6D.2 of the Corporations Act 2001 of Australia (“Corporations Act”) as the Issuer is an Authorised Deposit Taking Institution (“ADI”) and entitled to rely on the exemption in section 708(19) of the Corporations Act which exempts ADIs from the requirement to comply with Chapter 6D.2 of the Corporations Act.  Accordingly, neither this Information Memorandum nor any other document has been, or is required to be, lodged with the Australian Securities and Investments Commission.

No offer

This Information Memorandum does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, the Dealers or the Registrar to any person to subscribe for, purchase or otherwise deal in any Notes nor is it intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

Fees

Each Dealer, its subsidiaries, directors and employees may receive fees, brokerage and commissions and may act as a principal in dealing in any Notes.

Documents incorporated by reference

The following documents are incorporated in, and taken to form part of, this Information Memorandum:

•                                           all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time;

•                                           the most recent published Annual Report of the Issuer from time to time which is publicly available on the Internet at www.nabgroup.com and any subsequent interim financial statements of the Issuer and its subsidiaries (“Group”) from time to time which are publicly available; and

•                                           all documents issued by the Issuer and stated to be incorporated in this Information Memorandum by reference including, in the case of any issue of Notes, a Pricing Supplement and ASX disclosures which are stated to form part of this Information Memorandum.

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference may be obtained from the Issuer and are available for inspection at the Issuer’s office specified in the “Directory”.

Summary of the Programme

The following is a brief summary only and should be read in conjunction with the rest of this Information Memorandum and, in relation to any Notes, the Terms and Conditions of the Notes and in relation to any Notes, in conjunction with the relevant Pricing Supplement.

Issuer:	National Australia Bank Limited ABN 12 004 044 937

Description:

A non-underwritten debt issuance programme (“Programme”) under which the Issuer may elect to issue a variety of debt instruments in Australia and in relation to medium term notes (“Notes”) only, which may also be offered to purchasers or investors in certain jurisdictions outside Australia. These debt instruments (“Notes”) will be either short term notes (“STNs”) or Notes and may represent either unsubordinated or subordinated debt obligations (“Subordinated Notes”). The features of the Notes are described in greater detail elsewhere in this Information Memorandum.

Programme limit:	There is no programme limit.

Arranger:	National Australia Bank Limited ABN 12 004 044 937

Initial Dealers:	National Australia Bank Limited ABN 12 004 044 937

Additional Dealers may be appointed from time to time by the Issuer for any Tranche of Notes or to the Programme generally.

Direct issues by Issuer:

The Issuer may also issue Notes directly to purchasers or investors (as applicable) procured by it. Such purchasers will be required to confirm and acknowledge to the Issuer in writing that the issue of the Notes resulted from the Notes being offered for issue as a result of negotiations being initiated publicly in electronic form (eg Reuters or Bloomberg) or in another form that was used by financial markets for dealing in securities.

Registrar:	Austraclear Services Limited ABN 28 003 284 419 and any other persons appointed by the Issuer to establish and maintain the Register (as defined below) on the Issuer’s behalf from time to time.

I&P Agent (Offshore):

Any person or persons appointed by the Issuer to perform issue, paying and other agency functions outside Australia with respect to any Series or Tranche of Notes initially lodged and held through or predominantly through an Offshore Clearing System (as defined below). Details of such appointment will be in the relevant Pricing Supplement.

Types of Notes:	Notes may either be STNs or Notes.

STNs may be fixed rate STNs, floating rate STNs or may be issued at a discount.

Notes may be fixed rate Notes, floating rate Notes, index linked Notes, zero coupon Notes or other forms of structured Notes. They may be issued at a discount or premium (as defined in the relevant Note Terms and Conditions and/or the relevant Pricing Supplement) or in other form as specified in the relevant Pricing Supplement. Features of some of those Notes are outlined in “Medium Term Note Summary” below.

Programme Term:	The term of the Programme continues until terminated by the Issuer giving 30 days’ notice to the permanent panel Dealers, or earlier by agreement between all the parties to it.

Form of Notes:

Notes will be in registered form. They will be debt obligations of the Issuer which are constituted by, and owing under an STN Deed Poll or Note Deed Poll, each dated on or about 11 November 2003 and amended and restated as at 15 May 2007.

Notes take the form of entries in a register (“Register”) maintained by the Registrar.

The terms and conditions of the STNs are contained in schedule 1 to the STN Deed Poll as modified or supplemented by an STN Supplement (described further below) for the relevant Tranche. The terms and conditions of the Notes are contained in schedule 1 to the Note Deed Poll, as modified and supplemented by a Pricing Supplement for the relevant Tranche.

Title:

Entry of the name of the person in the Register in respect of a Note constitutes the obtaining or passing of title and its conclusive evidence that the person so entered is the registered holder of the Notes.

Notes which are held in the Austraclear System will be registered in the name of Austraclear Limited ABN 94 002 060 773 (“Austraclear”). Notes which are held in an Offshore Clearing System (as defined below) will be registered in the name of a depositary or a common depositary for the Offshore Clearing System. Title to the Notes which are held in a Clearing System (as defined below) will be determined in accordance with the rules and regulations of the relevant Clearing System.

No certificate or other evidence of title will be issued to holders of the Notes unless the Issuer determines that certificates should be available or it is required to do so pursuant to any applicable law or regulation.

Clearing System:

The Issuer may apply to Austraclear for approval for the Notes to be traded on the settlement system operated by Austraclear (“Austraclear System”). Such approval of the Notes by Austraclear is not a recommendation or endorsement by Austraclear of the Notes.

Notes may also be traded on the settlement system operated by Euroclear Bank S.A./N.A. (“Euroclear System”), the settlement system operated by Clearstream, Luxembourg société anonyme (“Clearstream System”) and/or any other clearing system outside Australia specified in the relevant Pricing Supplement (each an “Offshore Clearing System” and together with the Austraclear System, each a “Clearing System”).

Status:	The Issuer may elect to issue Notes that represent either unsubordinated or subordinated debt obligations. See the sections on STNs and Notes for more details on their status and ranking.

The indebtedness evidenced by the Notes will not be a deposit liability of the Issuer for the purposes of section 13A of the Banking Act 1959 of Australia (“Banking Act”).

No Set-Off:

A Subordinated MTN Holder does not have any right to set-off any amounts owing to it by the Issuer in connection with the Subordinated MTNs against any amount owing by it to the Issuer in connection with the Subordinated MTNs or otherwise.

Negative pledge:

Notes (other than Subordinated Notes) will have the benefit of a negative pledge in respect of financial indebtedness as more fully set out in Condition 6 of the Note Terms and Conditions. The Subordinated Notes contain no negative pledge.

Cross default:

Notes (other than Subordinated Notes) will contain a cross default clause in respect of the Issuer having an outstanding aggregate principal amount of at least US$10,000,000 (or its equivalent in any other currency) as more fully described in Condition 18.1(c) of the Note Terms and Conditions. Subordinated Notes will contain no cross default.

Governing law:	The Notes, and all related documents, will be governed by the laws of Victoria, Australia.

Use of proceeds:	The net proceeds realised from the issue of Notes will be used to augment the capital base of the Issuer and for the Issuer’s general corporate purposes.

Transfer procedure:	Notes may only be transferred in whole and in denominations of A$1,000 or such other currency and denomination specified in the relevant STN Supplement or Pricing Supplement.

MTNs listed on the ASX are not:

(a) transferred through, or registered on, the Clearing House Electronic Subregister System operated by the ASX; or

(b) “Approved Financial Products” (as defined for the purposes of that system).

Transfers of Notes held in a Clearing System will be made in accordance with the rules and regulations of the relevant Clearing System and the Registry Services Agreement.

Redemption:	STNs can only be redeemed at maturity. Notes may also be redeemed prior to scheduled maturity in certain circumstances. See “Medium Term Note Summary” below for more details.

Notes entered in a Clearing System will be redeemed through that Clearing System in a manner consistent with the rules and regulations of that Clearing System.

Payments and Record Date:

Payments of interest will be made to the persons whose names are entered in the Register as at 4.00pm (Sydney time) on the relevant Record Date. The Record Date is (in the case of STNs) the third calendar day and (in the case of Notes) the eighth calendar day before a payment date, or, such other period specified in the relevant STN Supplement or Pricing Supplement.

Payments of principal in respect of MTNs will be made to the person who is the Holder at 10.00 am (Sydney time) in the place where the Register is maintained on the due date

Payments to persons who hold Notes through a Clearing System will be made by transfer to their relevant account in accordance with the rules and regulations of the relevant Clearing System.

If Notes are not lodged in a Clearing System, payments will be made to the account of the registered holder noted in the Register. If no account is notified, then payments will be made by cheque mailed on the Business Day immediately preceding the relevant payment date to the registered holder at its address appearing in the Register on the Record Date.

Calculation Agents:	The initial Calculation Agent and for the purpose of calculating the “Bank Bill Rate” for STNs is National Australia Bank Limited. If a Calculation

Agent is required for the purpose of calculating any amount or making any determination under an Note, such appointment will be notified in the relevant Pricing Supplement. The Issuer may terminate the appointment of the Calculation Agent, appoint additional or other Calculation Agents or elect to have no Calculation Agent. Where no Calculation Agent is appointed the calculation of interest, principal and other payments in respect of Notes will be made by the Issuer.

Stamp duty:

Any stamp duty incurred at the time of issue of the Notes will be for the account of the Issuer.  Any stamp duty incurred on a transfer of Notes will be for the account of the investors.  As at the date of this Information Memorandum, no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any Notes.  Investors are advised to seek independent advice regarding any stamp duty or other taxes imposed by another jurisdiction upon the transfer of Notes, or interests in Notes, in any jurisdiction outside of Australia.

Taxes:

An overview of the Australian taxation treatment of payments of interest in the Notes is set out in “Australian Taxation” below.  However, investors should obtain their own taxation advice regarding the taxation status of investing in Notes.

TFNs and ABNs:

The Issuer will deduct amounts from payments of interest to be made under the Notes at the prescribed rate if an Australian resident investor has not supplied an appropriate Tax File Number, Australian Business Number or exemption details as may be necessary to enable the payment to be made without withholding or deduction.

Selling restrictions:

The offering, sale and delivery of Notes and the distribution of this Information Memorandum and other material in relation to any Notes are subject to such restrictions as may apply in any country in connection with the offering and sale of a particular Tranche of Notes.  In particular, restrictions on the offer or sale of the Notes in Australia and on the offer or sale of Notes in the United Kingdom, the United States of America, the European Economic Area, New Zealand, China, Japan, Singapore and Hong Kong are set out in “Selling and Distribution Restrictions” below.

Rating:

The Programme has been rated Long Term Senior Unsecured ‘AA’, Short Term ‘A-1+’ and Long Term Subordinated ‘AA-’ by Standard & Poor’s Rating Services, a division of the McGraw Hill Companies Inc. and Senior Unsecured ‘(P) Aa1’, Subordinated Debt Rating ‘(P) Aa2’, Junior Subordinated Debt Rating ‘(P) Aa2’ and Short-Term Debt Rating ‘(P) Prime-1’ by Moody’s Investors Service Limited.

Structured or subordinated Notes may have a different credit rating to the other Notes.  Where an individual Tranche or Series of Notes are rated, the rating may not necessarily be the same as the ratings specified above.

A rating is not a recommendation to buy, sell or hold Notes and is subject to variation, suspension or withdrawal at any time by the assigning organisation.

Short Term Note Summary

Form of STNs:

STNs will be debt obligations of the Issuer which are constituted by, and owing under, an STN Deed Poll (“STN Deed Poll”) made by the Issuer and dated 11 November 2003 and amended and restated as at 15 May 2007 and take the form of entries on a register maintained by the Registrar. The terms and conditions of the STNs are contained as a schedule to the STN Deed Poll, as modified and supplemented by an STN Supplement for the relevant Tranche. The STN Supplement is not in a prescribed form and includes any written communication or correspondence between the Issuer and relevant Dealers which the Issuer acknowledges and confirms to be the terms of the relevant issue.

The STNs of any Series may be described as “STNs”, “Notes”, “Instruments”, “Short Term Notes”, “CP” or by any other marketing name specified in the relevant STN Supplement.

Currency:

Australian dollars and subject to any applicable legal or regulatory requirements, such other freely transferable and freely convertible currency (each such currency than Australian dollars being an “Alternate Currency”) as may be agreed between the Issuer and the relevant Dealer.

Tenor:	STNs will be issued with a minimum tenor of one day and a maximum tenor of 364 days.

Denominations:	STNs will be issued in denominations of A$1,000 (or an amount in an Alternate Currency) unless otherwise specified in the relevant STN Supplement.

Settlement:	Purchases and sales must be settled through the Austraclear System in accordance with the Austraclear Regulations.

Interest:	STNs may be fixed rate STNs, floating rate STNs or be issued at a discount to the face value.

Fixed rate STNs:	Fixed rate STNs will bear a fixed rate of interest payable in arrears on the interest payment date or dates in each year as specified in the relevant STN Supplement.

Floating rate STNs:

Floating rate STNs will bear interest set separately for each Series by reference to a rate appearing on an agreed screen page of a commercial quotation service or on such other basis as may be specified in the relevant STN Supplement, as adjusted by any applicable margin. Interest periods and interest payment dates will be specified in the relevant STN Supplement.

Discounted STNs:	STNs may be issued or sold at a discount to its nominal or face value and will not bear interest.

Purchase Price:

If STNs are issued at a discount and do not bear interest at a fixed or floating rate, the purchase price for each STN will be the amount determined on a discount basis in accordance with the following formula (unless the Issuer and the relevant Dealers otherwise agree):

	Purchase Price =	FV x 36500
36500 + (YxT)

where:

	FV =	the face value of the STN;

	Y=	the Bid Rate offered by the relevant Dealer or set by the Issuer;

	T =	the Tenor of the STN expressed in days.

If STNs bear interest at a fixed or floating rate, the purchase price is as agreed by the Issuer and relevant Dealers at the time of issue.

Redemption:	STNs may not be redeemed prior to their stated maturity.

Withholding tax:

All payments in respect of STNs are subject in all cases to applicable provisions of fiscal and other laws, regulation and directives. If the Issuer or anyone making payment on its behalf is obliged to deduct or withhold any amounts from the payment otherwise due to an STN Holder, it will do so. The Issuer has no obligation or liability to reimburse or compensate or make any payment to an STN Holder for or in respect of the deducted or withheld amount.

Status and ranking:

STNs will be a direct, unconditional and unsecured obligations of the Issuer and will rank at least equally with all other unsecured and unsubordinated obligations of the Issuer, except liabilities mandatorily preferred by law.

The indebtedness evidenced by the STNs will not be a deposit liability of the Issuer for the purposes of section 13A of the Banking Act.

Listing:	The Issuer does not currently intend that the STNs will be listed on any stock exchange.

Medium Term Note Summary

Form of Notes:

Notes will be debt obligations of the Issuer which are constituted by, and owing under, an Note Deed Poll dated 11 November 2003 and amended and restated as at 15 May 2007 (“Note Deed Poll”) made by the Issuer and take the form of entries in a register maintained by the Register. The terms and conditions of the Notes are contained as a schedule to the Note Deed Poll, as modified and supplemented by a Pricing Supplement for the relevant Tranche.

The Notes of any Series may be described as “Notes”, “Notes”, “Bonds” , “Instruments”, “Indexed Notes”, “Amortising Notes”, “Credit Linked Notes”, “FRNs”, “Zero Coupon Notes”, “Subordinated Notes” or by any other marketing name specified in the relevant Pricing Supplement.

Currencies:

Australian dollars and, subject to any applicable legal or regulatory requirements, any Alternate Currency as may be agreed between the Issuer and the relevant Dealer. Payments in respect of Notes may be made in, or limited to, any currency or currencies other than the currency in which the Notes are denominated, all as set out in the relevant Pricing Supplement.

Tenor:	Notes will be issued with a minimum tenor of 30 days and there will be no maximum tenor (or as otherwise specified in the relevant Pricing Supplement).

Issuance in Series:

Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that the issue date and (unless the Notes are approved for trading in the Austraclear System) the amount of the first payment of interest may be different in respect of different Tranches of a Series and a Series may comprise Notes in more than one denomination. The Notes of each Series are intended to be fungible with other Notes of that Series. However, in certain circumstances, Notes of a particular Tranche may not be, nor will they become, fungible with Notes of any other Tranche or Tranches forming part of the same Series until a specified time following their issue, as described in the relevant Pricing Supplement.

Denominations:	Notes will be issued in denominations of A$1,000 (or an amount in an Alternate Currency) unless otherwise specified in the relevant Pricing Supplement.

Issue Price:	Notes may be issued at any price on a fully or partly paid basis, as specified in the relevant Pricing Supplement.

Settlement Price:	As specified in the relevant Pricing Supplement, or as otherwise agreed between the parties.

Interest:

Notes may be fixed rate Notes, floating rate Notes, index linked Notes, zero coupon Notes or be otherwise issued at a discount or premium to the face value or otherwise bear interest which is calculated by a formula or an index.

Fixed Rate Notes:	Fixed Rate Notes will bear a fixed rate of interest payable in arrears on the interest payment date or dates in each year as specified in the relevant Pricing Supplement.

Floating Rate Notes:

Floating Rate Notes will bear interest set separately for each Series by reference to a rate appearing on an agreed screen page of a commercial quotation service or on such other basis as may be specified in the relevant Pricing Supplement, as adjusted by any applicable margin. Interest periods and interest payment dates will be specified in the relevant Pricing Supplement.

Index Linked Notes:

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of, respectively, index linked redemption Notes and index linked interest Notes will be calculated by reference to such stock or commodity or other index, currency exchange rate and/or formula as the Issuer and the relevant Dealer or other investor may agree as specified in the relevant Pricing Supplement.

Zero Coupon Notes:

Zero Coupon Notes may be issued or sold at their nominal or face amount or at a discount to it and will not bear interest. Zero Coupon Notes may only be issued or sold in, or transferred to or between persons in, a jurisdiction or jurisdictions other than Australia if the Zero Coupon Notes have a maturity of 365 days or less.

Interest Periods and Interest Rates:

The length of the interest periods for the Notes and the applicable rate of interest or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum rate of interest, a minimum rate of interest or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.

Other Notes:

The Issuer may from time to time issue Notes in a form not specifically contemplated in this Information Memorandum. Terms applicable to any other type of Note that the Issuer and any relevant Dealer(s) or other investor may agree to issue under the Programme will be set out in the relevant Pricing Supplement.

Structured Security Risks:

This paragraph does not describe all the risks of an investment in the Notes. Prospective investors or purchasers should consult their own financial and legal advisers about risks associated with an investment in a particular Tranche of Notes and the suitability of investing in the Notes in light of their particular circumstances.

Redemption:	Notes will be redeemed at maturity through the relevant Clearing System in a manner consistent with the rules and regulations of that Clearing System.

The applicable Pricing Supplement will indicate either that the relevant Note cannot be redeemed prior to their stated maturity (other than for taxation reasons or following an Event of Default) or that such Note will be redeemable at the option of the Issuer and/or the Note holders, as the case may be, upon giving notice to the Note holders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices on such terms as may be agreed between the Issuer and the relevant Dealer.

Subordinated Notes are only able to be redeemed prior to their stated maturity subject to the Issuer having obtained the prior written approval of the Australian Prudential Regulation Authority (“APRA”) (as provided in Conditions 13.3 and 13.4 of the Note Terms and Conditions).

In certain circumstances following notice by the Issuer, Notes may also be redeemed following the occurrence of changes in tax law which give rise to an obligation of the Issuer to gross-up for deductions or withholdings required to be made by law (as provided in Condition 13.2 of the Note Terms and Conditions) or following the loss of tax deductibility in respect of the Notes (as provided in Condition 13.2A of the Note Terms and Conditions).

Withholding tax:	Unless otherwise specified in the Pricing Supplement, Notes will be issued in a manner which enables the Issuer to pay interest to Note holders free of Australian interest withholding tax. Unless otherwise specified in the Pricing Supplement, all payments by the Issuer in respect of the Note Holders will be made free and clear of and without holding or deduction for, on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision thereof or any authority therein or thereof subject to certain customary exceptions as provided under Condition 16.3 of the “Note Terms and Conditions” below.

See “Australian Taxation” below for a description of relevant Australian tax legislation.

Status and ranking:

Notes (other than Subordinated Notes) will be a direct, unconditional and unsecured obligation of the Issuer and will rank at least equally with all other unsecured and unsubordinated obligations of the Issuer, except liabilities mandatorily preferred by law.

Subordinated Notes may be either Term Subordinated Notes or Undated Subordinated Notes and will be direct, subordinated and unsecured obligations of the Issuer ranking as described in the subordination provisions in Condition 5 of the Note Terms and Conditions.  The Subordinated Notes are subject to more limited events of default than the unsubordinated Notes. The details of, and remedies for, the Subordinated Notes events of default are contained in Conditions 18.4 and 18.5, respectively, of the Note Terms and Conditions.

The indebtedness evidenced by the Notes will not be a deposit liability of the Issuer for the purposes of section 13A of the Banking Act.

Clearing System:	Notes may be transacted either within or outside any Clearing System.

Listing:

The Issuer does not currently intend that the Notes will be listed on any stock exchange.  However, the Issuer may elect to apply for one or more Tranches issued pursuant to the Programme to be listed on the Australian Stock Exchange or any other stock exchange specified in the relevant Pricing Supplement.  Notes which are listed on the Australian Stock Exchange will not be transferred through or registered on the Clearing House Electronic Sub-Register System (“CHESS”) and will not be “CHESS approved securities”.  If an interface between the register maintained by the Registrar and CHESS is established the documents relating to the Programme may be amended to facilitate settlement on CHESS and the Notes will become CHESS approved securities.

STN Terms and Conditions

The following are the general terms and conditions which will apply to each STN issued under the Debt Issuance Programme of National Australia Bank Limited.  Definitions and interpretation provisions are set out in Condition 19 (“Interpretation”).

Part 1 Introduction

1              Introduction

1.1           Programme

The STNs have been issued under a Debt Issuance Programme established on or about 11 November 2003 and amended and restated as at 15 May 2007 by National Australia Bank Limited (“Issuer”).

1.2           Clearing system

STNs may be held in a Clearing System.  If STNs are held in a Clearing System, the rights of each STN Holder and any other person holding an interest in those STNs are subject to the rules and regulations of the Clearing System.  The issuer is not responsible for anything the Clearing System does or omits to do.

Part 2 Form, Denomination and Title

2              Form

2.1           Form

The STNs are issued in registered form.  No certificates will be issued to STN Holders unless the Issuer determines that certificates should be available or are required by any applicable law or regulation.

2.2           Constitution under STN Deed Poll

The STNs are registered debt obligations of the Issuer, constituted by, and owing under, the STN Deed Poll and take the form of entries in the Register.  Each entry in the Register constitutes a separate and individual acknowledgement to the relevant STN Holder of the indebtedness of the Issuer to the relevant STN Holder.

2.3           Independent obligations

The obligations of the Issuer in respect of each STN constitute separate and independent obligations which the STN Holder to whom those obligations are owed is entitled to enforce without having to join any other STN Holder or any predecessor in title of an STN Holder.

3              Denomination

STNs must be issued in a single denomination.  STNs of one denomination may not be exchanged for STNs of another denomination.

4              Currency

The STNs must be denominated in Australian dollars or an Alternate Currency specified in the relevant STN Supplement.

5              Status

5.1           Status of the STNs

The STNs constitute direct, unconditional and unsecured obligations of the Issuer.

5.2           Ranking of STNs

The STNs rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

5.3           Nature of obligations

The indebtedness evidenced by the STNs will not be a deposit liability for the purposes of section 13A of the Banking Act 1959 of Australia.

6              Title and transfer of STNs

6.1           Registered form

Each STN takes the form of an entry in the Register.

6.2           Title

Title to STNs passes when details of the transfer are entered in the Register.

6.3           Effect of entries in Register

Each entry in the Register in respect of an STN constitutes:

(a)            an unconditional and irrevocable undertaking by the Issuer to the STN Holder to make all payments in respect of the STN in accordance with the STN Documents; and

(b)            an entitlement to the other benefits given to the STN Holders under the STN Documents in respect of the relevant STN.

6.4           Register conclusive as to ownership

Entries in the Register in relation to an STN constitute conclusive evidence that the person so entered is the absolute owner of the STN subject to correction for fraud or error.

6.5           Non-recognition of interests

Except as required by law, the Issuer and the Agents must treat the person whose name is entered in the Register as the holder of an STN as the absolute owner of that STN.  This Condition applies whether or not an STN is overdue and despite any notice of ownership, trust or interest in the STN.

6.6           Joint holders

Where two or more persons are entered in the Register as the joint holders of an STN then they are taken to hold the STN as joint tenants with rights of survivorship, but the Registrar is not bound to register more than four persons as joint holders of an STN.

6.7           Transfers in whole

STNs may be transferred in whole but not in part.

6.8           Compliance with laws

STN Holders may only transfer STNs if:

(a)            the offer or invitation giving rise to the transfer is not:

(i)             an offer or invitation which requires disclosure to investors under Part 6.2D of the Corporations Act; or

(ii)            an offer to a retail client for the purposes of Chapter 7 of the Corporations Act; and

(b)            the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place.

6.9           Transfer procedures

Application for the transfer of STNs not entered into the Austraclear System must be made by the lodgment of a transfer form with the Registrar at its Specified Office.  Transfer forms must be in the form available from the Registrar.  Each transfer form must be:

(a)            duly completed;

(b)            accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(c)            signed by both the transferor and the transferee.

STNs entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations and the Registry Services Agreement.

6.10        Austraclear as STN Holder

Where Austraclear is recorded in the relevant Register as the STN Holder, each person in whose Security Record (as defined in the Austraclear Regulations) an STN is recorded is deemed to acknowledge in favour of the Registrar and Austraclear that:

(a)            the Registrar’s decision to act as the Registrar of that STN is not a recommendation or endorsement by the Registrar or Austraclear in relation to that STN, but only indicates that the Registrar considers that the holding of the STNs is compatible with the performance by it of its obligations as Registrar under the Registry Services Agreement; and

(b)            the STN Holder does not rely on any fact, matter or circumstance contrary to Condition 6.10(a).

Part 3 Interest

7              Interest

7.1           Application

STNs may be either interest-bearing or non interest-bearing, as specified in the STN Supplement.  In relation to any Tranche of STNs, the STN Supplement may specify actual amounts of interest payable (“Interest Amount”) rather than, or in addition to, a rate or rates at which interest accrues.

7.2           Calculation of interest payable

Each STN in relation to which this Condition 7 is specified in the STN Supplement as being applicable will bear interest on its principal amount at the fixed coupon rate or the rate or rates per annum specified in the STN Supplement from the Interest Commencement Date of the STNs.  Interest will be payable in arrears on the Maturity Date specified in the STN Supplement.

Part 4 Redemption and purchase

8              Redemption

8.1           Scheduled redemption

Each STN is redeemable by the Issuer on the Maturity Date at its face amount unless:

(a)            the STN has been previously redeemed; or

(b)           the STN has been purchased and cancelled.

8.2           Purchase

The Issuer and any of its Related Entities may at any time purchase STNs in the open market or otherwise and at any price.  If purchases are made by tender, tenders must be available to all STN Holders alike.  All unmatured STNs purchased under this Condition 8.2 (“Purchase”) are not extinguished (unless held beneficially by the Issuer at the Maturity Date) and to the extent held beneficially by the Issuer prior to that Maturity Date may be held, resold or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

8.3           Cancellation

All STNs redeemed by the Issuer or purchased by or on behalf of the Issuer or any of its Related Entities under Condition 8.2 (“Purchase”) must be cancelled immediately.

Part 5 Payments

9              General Payments

9.1           Summary of payment provisions

Payments in respect of STNs will be made in accordance with Condition 10 (“Payments”).

9.2           Payments subject to laws

All payments of principal and interest are subject to all applicable fiscal laws and other Directives, but without prejudice to the provisions of Condition 11 (“Taxation”).

9.3           Payments on business days

If a payment:

(a)            is due on an STN on a day which is not a Business Day then the due date for payment will be the next Business Day unless that day falls on the following month, in which case on the previous Business Day; or

(b)            is to be made to an account on a Business Day on which banks are not open for general banking business in the place in which the account is located, then the due date for payment will be the first following day on which banks are open for general banking business in that place, and in either case, the STN Holder is not entitled to any additional payment in respect of that delay.

10            Payments

10.1        Payments of principal

Payments of principal in respect of an STN will be made to each person registered at the close of business on the relevant Maturity Date as the holder of that STN.

10.2        Payment of interest

Payments of interest in respect of an STN, if applicable, will be made to each person registered at the close of business on the relevant Record Date as the holder of the STN, unless otherwise specified in the STN Supplement.

10.3        Payments to accounts

The Issuer agrees to make payments in respect of an STN:

(a)            if the STN is held in a Clearing System, by crediting on the Payment Date, the amount due to the account previously notified by the Clearing System to the Issuer and the Registrar in accordance with the Clearing System’s rules and regulations in the country of the currency in which the STN is denominated; and

(b)            if the STN is not held in a Clearing System, subject to Condition 10.4 (“Payments by cheque”) by crediting on the Payment Date, the amount due to an account previously notified by the STN Holder to the Issuer and the Registrar in the country of the currency in which the STN is denominated.

10.4        Payments by cheque

If an STN Holder has not notified the Registrar of an account to which payments to it must be made by close of business in the place where the Register is maintained on the Record Date, the Issuer may make payments in respect of the STNs held by that STN Holder by cheque.

If the Issuer makes a payment in respect of an STN by cheque, the Issuer agrees to send the cheque by prepaid ordinary post on the Business Day immediately before the due date, to the STN Holder (or if two or more persons are entered in the Register as joint STN Holders of the STN, to the first named joint STN Holder) at its address appearing in the Register at close of business in the place where the Register is maintained on the Record Date.

Cheques sent to an STN Holder are sent at the STN Holder’s risk and are taken to be received by the STN Holder on the due date for payment.  If the Issuer makes a payment in respect of an STN by cheque, the Issuer is not required to pay any additional amount as a result of the STN Holder not receiving payment on the due date in immediately available funds.

10.5        No US payments

No payment of interest will be made to an address in the United States or transferred to an account maintained by the STN Holder in the United States.

11            Taxation

11.1        No set-off, counterclaim or deductions

All payments in respect of the STNs must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless prohibited by law.

11.2        Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the STNs such that the STN Holder would not actually receive on the due date the full amount provided for under the STNs, then the Issuer agrees to deduct the amount for the Taxes.  The Issuer has no obligation or liability to reimburse or compensate or make any payment to an STN Holder for or in respect of the amount deducted or withheld amount.

12            Time limit for claims

12.1        Time limit

A claim against the Issuer for a payment under an STN is void unless presented for payment within 5 years from the Maturity Date.

12.2        Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of an STN to the extent that a cheque which has been duly sent in Australian dollars remains uncashed at the end of the period of 5 years from the Maturity Date.

Part 6 General

13            Agents

13.1        Role of Agents

In acting under the relevant Agency Agreement and in connection with the STNs, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the STN Holders.

13.2        Appointment and replacement of Agents

Subject to Condition 13.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor.

13.3        Required Agents

The Issuer must at all times maintain a Register.

13.4        Change of Agent Notice

Notice of any change of a relevant Agent or its Specified Offices must promptly be given to the relevant STN Holders by the Issuer or the Agent on its behalf.

14            Variation

14.1        Variation with consent

Subject to condition 14.2 (“Variation without consent”), any STN Document (including, without limitation, the STNs, the STN Supplement and these Conditions) may be varied with the consent of the STN Holders of the relevant Series.

14.2        Variation without consent

Any STN Document (including, without limitation, the STNs, the STN Supplement and these Conditions) may be amended without the consent of the STN Holders if the amendment:

(a)            is of a formal, minor or technical nature;

(b)            is made to correct a manifest error;

(c)            is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and, in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the STN Holders; or

(d)            in so far as such amendments apply only to STNs issued after the date of amendment.

15            Further issues

The Issuer may from time to time, without the consent of the STN Holders issue further STNs having the same Conditions as the STNs in a particular Series in all respects (or in all respects except for the first payment of interest) so as to form a single series with the STNs of that Series.

16            Notices

16.1        Notices to STN Holders

All notices, certificates, consents, approvals, waivers and other communications in connection with an STN to the STN Holders must be in writing and may be:

(a)            sent by prepaid post (airmail if appropriate) or left at the address of the relevant STN Holder (as shown in the relevant Register at the close of business on the day which is 3 Business Days before the date of the relevant notice or communication);

(b)            given by an advertisement published in the Australian Financial Review or The Australian; or

(c)            if the STN Supplement for the MTN specifies an additional or alternate newspaper, given by a publication in that newspaper.

16.2        When effective

They take effect from the time they are taken to be received unless a latter time is specified in them.

16.3        Receipt publication in newspaper

If published in a newspaper, they are taken to be received on the first date that publication has been made in all the required newspapers.

16.4        Receipt - postal

If sent by post, they are taken to be received on the fifth day after posting.

16.5        Non-receipt of notice

If there are two of more STN Holders, the non-receipt of any notice by, or the accidental omission to give any notice to, an STN Holder does not invalidate the giving of that notice.

17            Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due.  However, if an STN Holder receives an amount in a currency other than that in which it is due:

(a)            it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate.  It may deduct its usual costs in connection with the conversion; and

(b)            the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

18            Governing law and jurisdiction

18.1        Governing law

The STNs are governed by the law in force in Victoria, Australia.

18.2        Jurisdiction

The Issuer submits to the non-exclusive jurisdiction of the courts of Victoria and courts of appeal from them.  The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

18.3        Serving documents

Without preventing any other method of service, any document in any action may be served on a party by being delivered or left at that party’s address in the STN Deed Poll.

19            Interpretation

19.1        Definitions

In these Conditions the following expressions have the following meanings:

Agency Agreement means:

(a)            the Registry Services Agreement; and

(b)            any other agency agreement entered into by the Issuer in relation to an issue of STNs under the Programme.

Agent means the Registrar and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Alternate Currency means a currency (other than Australian dollars) which is specified in the relevant STN Supplement.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the regulations known as “Austraclear System Regulations” established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Business Day means a day on which commercial banks and foreign exchange markets are open to settle payments and for general business in Sydney and Melbourne.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Directive means:

(a)            a law; or

(b)            a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).

Interest Commencement Date means the Issue Date or such other date as may be specified as such in the STN Supplement.

Interest Rate means the rate or rates (expressed as a percentage per annum) or amount or amounts of interest payable in respect of the STNs specified in, or calculated or determined in accordance with the provisions of, the STN Supplement.

Issue Date means the date on which an STN is, or is to be issued.

Maturity Date means, for an STN, the date specified for redemption of that STN.

Outstanding means in relation to the STNs of all or any Series, all of the STNs of such Series other than:

(a)            STNs which have been redeemed or satisfied in full by the Issuer; or

(b)            STNs for which funds equal to their principal amount are on deposit with the Registrar on terms which prohibit the redemption of those STNs or in respect of which the Registrar holds an irrevocable direction to apply funds in repayment of STNs to be redeemed on that day; or

(c)            STNs which have been purchased or cancelled in accordance with Condition 8.3 (“Cancellation”); or

(d)            STNs in respect of which an STN Holder is unable to make a claim as a result of the operation of Condition 12 (“Time limit for claims”).

Programme means the debt issuance programme established by the Issuer and described in Condition 1.1.

Record Date means, in the case of payments of interest or principal, the close of business in the place where the Register is maintained on the third day before the relevant due date for payment or such other date that may be specified in the relevant STN Supplement.

Register means a register, including any branch register, of holders of STNs established and maintained by or on behalf of the Issuer under the Registry Services Agreement.

Registrar means in relation to STNs, Austraclear Services Limited (ABN 28 003 284 419) or any other person appointed by the Issuer under the Registry Services Agreement to maintain the Register and perform any payment and other duties as specified in that agreement.

Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” dated on or about 11 November 2003 between the Issuer and the Registrar in relation to the STNs.

Related Entity has the meaning it has in the Corporations Act.

Series means an issue of STNs made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date and Issue Price may be different in respect of a different Tranche of a Series.

Specified Office means the office specified in the most recent information memorandum for the Programme or any other address notified to STN Holders.

STN means a short term registered debt obligation of the Issuer constituted by, and owing under the STN Deed Poll, the details of which are recorded in, and evidenced by, entry in, the Register.

STN Deed Poll means the deed poll executed by the Issuer on or about 11 November 2003 and amended and restated as at 15 May 2007.

STN Documents means:

(a)            each Agency Agreement;

(b)            the STN Deed Poll;

(c)            these Conditions;

(d)            each STN Supplement; and

(e)            any other document which the Issuer acknowledges in writing to be an STN Document.

STN Holder means, for an STN, each person whose name is entered in the Register as the holder of that STN.  If an STN is held in a Clearing System, references to the STN Holder of that STN include the operator of that Clearing System or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Clearing Systems).

STN Supplement means any supplement to the Information Memorandum or to these Conditions prepared and issued in relation to a Tranche of STNs which has been confirmed in writing by the Issuer.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties and expenses in connection with them.

Tranche means an issue of STNs issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise STNs in more than one denomination).

19.2        References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a)            a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)            a document (including these Conditions) includes any variation or replacement of it, including any modification, supplement or replacement by any relevant STN Supplement;

(c)            law means common law, principles of equity and laws made by any parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d)            Australian dollars or A$ is a reference to the lawful currency of Australia;

(e)            a time of day is a reference to Melbourne time;

(f)             the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(g)            a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h)            an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i)             anything (including any amount) is a reference to the whole and each part of it; and

(j)             the words “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

19.3        Number

The singular includes the plural and vice versa.

19.4        Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

19.5        References

Unless the contrary intention appears, in these Conditions:

(a)            a reference to an STN Holder is a reference to the holder of STNs of a particular Series; and

(b)            a reference to an STN is a reference to an STN of a particular Series.

Note Terms and Conditions

The following are the general terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will apply to each Note issued under the Debt Issuance Programme of National Australia Bank Limited.  Definitions and interpretation provisions are set out in Condition 27 (“Interpretation”).

Part 1 Introduction

1              Introduction

1.1           Programme

The MTNs may be issued under a Debt Issuance Programme established on or about 11 November 2003 and amended and restated as at 15 May 2007 by National Australia Bank Limited (“Issuer”).

1.2           Pricing Supplement

MTNs issued under the Programme are issued in Series.  Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the Issue Price and the first payment of interest and the amounts of interest payable).  Each Tranche is the subject of the Pricing Supplement which supplements, amends or replaces these Conditions.  In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement prevails.

Copies of the relevant Pricing Supplement are available for inspection or upon request by MTN Holders or prospective MTN Holders during normal business hours at the Specified Office of the Issuer or the Registrar.

1.3           Types of MTNs

An MTN may be:

(a)            a Fixed Rate MTN;

(b)           a Floating Rate MTN;

(c)            an Index Linked MTN;

(d)           a Zero Coupon MTN;

(e)            a Structured MTN,

or any other type of MTN specified in the relevant Pricing Supplement.

Any of these MTNs may also be Unsubordinated MTNs, Term Subordinated MTNs or Undated Subordinated MTNs, as specified in the relevant Pricing Supplement.

1.4           Clearing system

MTNs may be held in a Clearing System.  If MTNs are held in a Clearing System, the rights of each MTN Holder and any other person holding an interest in those MTNs are subject to the rules and regulations of the Clearing System.  The Issuer is not responsible for anything the Clearing System does or omits to do.

Part 2 Form, Denomination and Title

2              Form

2.1           Form

The MTNs are issued in registered form.  No certificates will be issued to MTN Holders unless the Issuer determines that certificates should be available or are required by any applicable law or regulation.

2.2           Constitution under MTN Deed Poll

The MTNs are registered debt obligations of the Issuer, constituted by, and owing under, the MTN Deed Poll and take the form of entries in the Register.  Each entry in the Register constitutes a separate and individual acknowledgement to the relevant MTN Holder of the indebtedness of the Issuer to the relevant MTN Holder.

2.3           Independent obligations

The obligations of the Issuer in respect of each MTN constitute separate and independent obligations which the MTN Holder to whom those obligations are owed is entitled to enforce without having to join any other MTN Holder or any predecessor in title of an MTN Holder.

3              Denomination

MTNs must be issued in a single Specified Denomination.  Unless the relevant Pricing Supplement states otherwise, MTNs of one Specified Denomination may not be exchanged for MTNs of another Specified Denomination.

4              Currency

The MTNs must be denominated in Australian dollars or an Alternate Currency specified in the relevant Pricing Supplement.

5              Status

5.1           Nature of obligations

The MTNs may be issued as unsubordinated or subordinated debt obligations, as specified in the relevant Pricing Supplement.

The indebtedness evidenced by the MTNs will not be a deposit liability of the Issuer for the purposes of section 13A of the Banking Act.

5.2           Status and ranking: Unsubordinated MTNs

The Unsubordinated MTNs constitute direct, unconditional and (subject to Condition 6 (“Negative pledge”)) unsecured obligations of the Issuer, ranking equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

The Unsubordinated MTNs rank senior to the Issuer’s subordinated obligations, including all Subordinated MTNs.

5.3           Status and ranking: Term Subordinated MTNs

The Term Subordinated MTNs constitute direct and unsecured obligations of the Issuer, which are subordinated in right of repayment to all depositors and other creditors of the Issuer, and unless otherwise specified in the Pricing Supplement, rank at least equally with all other unsecured and subordinated obligations of the Issuer having a fixed date for redemption and ahead of Undated Subordinated MTNs and other creditors expressed to be subordinate to the Term Subordinated MTNs.

The Term Subordinated Notes do not limit the amount of senior debt, deposits or other obligations that may be incurred or assumed by the Issuer at any time.

5.3A        Conditions to payment

At any time before a Winding Up Default:

(a)            payment by the Issuer of interest, principal or any other amount owing to a Subordinated MTN Holder in connection with a Subordinated MTN is conditional upon the Issuer being Solvent at the time the payment is due; and

(b)            the Issuer must not pay an amount owing to a Subordinated MTN Holder in connection with a Subordinated MTN except to the extent that the Issuer may pay that amount and still be solvent immediately after paying that amount.

5.3B        Certificate as to Solvency

A certificate as to whether the Issuer is Solvent signed by:

(a)            two directors of the Issuer;

(b)            the auditors of the Issuer; or

(c)            on a Winding Up of the Issuer, the Issuer’s liquidator,

is, in the absence of manifest error, conclusive evidence against a Subordinated MTN Holder of the matters certified.  In the absence of such certificate, a Subordinated MTN Holder is entitled to assume (unless the contrary is proved) that the Issuer is and will, after any payment, be Solvent.

5.4           Status and ranking:  Undated Subordinated MTNs

The Undated Subordinated MTNs constitute direct and unsecured obligations of the Issuer, which are subordinated in right of repayment to all depositors and other creditors of the Issuer, and unless otherwise specified in the Pricing Supplement, rank at least equally with all other unsecured and subordinated obligations of the Issuer having no fixed date for redemption and behind Term Subordinated MTNs.

The Undated Subordinated Notes do not limit the amount of senior debt, deposits or other obligations that may be incurred or assumed by the Issuer at any time.

6              Negative pledge

6.1           Application

This Condition 6 (“Negative pledge”) is applicable to Unsubordinated MTNs only.

6.2           Negative pledge

So long as any Unsubordinated MTNs remain outstanding, the Issuer will not create or permit to subsist any Security Interest upon the whole or any part of its present or future assets or revenues as security for any Relevant Indebtedness or any guarantee or indemnity given in respect of any Relevant Indebtedness unless, in the case of the creation of a Security Interest, prior to or simultaneously therewith, and in any other case, promptly, the Issuer either:

(a)            grants or procures to be granted a Security Interest or Security Interests securing its obligations under the Unsubordinated MTNs, equally and rateably in all respects so as to rank pari passu with the applicable Relevant Indebtedness or relevant guarantee or indemnity; or

(b)            grants or procures to be granted such other Security Interest or Security Interests in respect of its obligations under the Unsubordinated MTNs, as shall be approved by an Extraordinary Resolution of the relevant MTN Holders.

7              Subordination

7.1           Forms of subordination

The Subordinated MTNs may be issued as Term Subordinated MTNs or Undated Subordinated MTNs.

Term Subordinated MTNs

7.2           Acknowledgment

Each Term Subordinated MTN Holder by its purchase of a Term Subordinated MTN, is taken to acknowledge that the Issuer’s obligations in respect of that Term Subordinated MTN are subordinated to the payment of the Unsubordinated Debt to Unsubordinated Creditors, in the manner provided in Condition 5.3 (“Status and ranking: Term Subordinated MTNs”).

7.3           Subordination

(a)            (winding up) In a winding up of the Issuer a Subordinated MTN Holder’s claim for an amount owing by the Issuer in connection with a Subordinated MTN is subordinated to the claims of Unsubordinated Creditors of the Issuer, in that:

(i)             all claims of Unsubordinated Creditors must be paid in full before the Subordinated MTN Holder claim is paid; and

(ii)            until the Unsubordinated Creditors have been paid in full, the Subordinated MTN Holder must not claim in the Winding Up in competition with the Unsubordinated Creditors so as to diminish any distribution, dividend or payment which, but for that claim, the Unsubordinated Creditors would have been entitled to receive.

(b)            (debt subordination) Each Subordinated MTN Holder irrevocably acknowledges and agrees that this Condition 7.3 (“Subordination”) is a debt subordination for the purposes of section 563C of the Corporations Act.

(c)            (voting) Each Subordinated MTN Holder must not exercise its voting rights as an unsecured creditor in the Winding Up or administration of the Issuer to defeat the subordination in this Condition 7.3 (“Subordination”).

(d)            (not otherwise affected) Each Subordinated MTN Holder irrevocably acknowledges and agrees that the debt subordination effected by this Condition 7.3 (“Subordination”) is not affected by any act or omission of the Issuer or an Unsubordinated Creditor which might otherwise affect it at law or in equity.

(e)            (clawback) Each Subordinated MTN Holder irrevocably acknowledges and agrees that it must pay or deliver to the liquidator any amount or asset received on account of its claim in the Winding Up of the Issuer in connection with a Subordinated MTN in excess of its entitlement under Condition 7.3(a) (“Subordination”) above.

(f)             (consent of unsubordinated creditors not required) Nothing in this Condition 7.3 (“Subordination”) shall be taken to require the consent of any Unsubordinated Creditor to any amendment of this Condition 7.3 (“Subordination”).

(g)            (no set-off) A Subordinated MTN Holder does not have any right to set-off any amounts owing to it by the Issuer in connection with the Subordinated MTNs against any amount owing by it to the Issuer in connection with the Subordinated MTNs or otherwise.

Undated Subordinated MTNs

7.4           Acknowledgment

Each Undated Subordinated MTN Holder by its purchase of an Undated Subordinated MTN, is taken to acknowledge that the Issuer’s obligations in respect of that Undated Subordinated MTN are subordinated to the payment of the Unsubordinated Debt to Unsubordinated Creditors and the payment of Term Subordinated

MTNs to the holders of Term Subordinated MTNs, in the manner provided in Condition 5.4  (“Status and ranking: Undated Subordinated MTNs”).

7.5           Subordination

Unless otherwise specified in the relevant Pricing Supplement, the following provisions apply to Undated Subordinated MTNs:

(a)            subject to Conditions 7.5(b) and (c) (“Subordination”), the rights of Undated Subordinated MTN Holders are subordinated to the claims of Unsubordinated Creditors and of subordinated creditors of the Issuer in respect of Subordinated Indebtedness having a fixed maturity prior to the commencement of a Winding-Up of the Issuer, in that:

(i)             payments of principal and interest in respect of the Undated Subordinated MTNs and all other amounts owing under the Undated Subordinated MTNs are conditional upon the Issuer being Solvent at the time of payment; and

(ii)            the Issuer must not pay an amount owing to a MTN Holder in respect of Undated Subordinated MTNs except to the extent that the Issuer may make that payment and still be Solvent immediately after doing so;

(b)            if the Issuer would not remain Solvent immediately after payment of the whole of any moneys referred to in Condition 7.5(a) (“Subordination”), but would remain Solvent immediately after payment of a portion of those moneys, then that portion of the amounts due to the Undated Subordinated MTNs will be paid to them rateably (as to their respective due proportion only).  The obligation of the Issuer prior to the commencement of a Winding-Up of the Issuer to make payments when due in respect of the Undated Subordinated MTNs is conditional upon the Issuer being Solvent, and having positive retained earnings immediately before and after payment by the Issuer.  If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal, redemption amount, interest or other amounts in respect of the Undated Subordinated MTNs may be used to absorb losses without the Issuer being obliged to cease trading.  The relevant Pricing Supplement will provide for the means of achieving this in accordance with APRA’s current guidelines for treatment of MTNs such as the Undated Subordinated MTNs as Upper Tier 2 capital;

(c)            without prejudice to the provisions of Condition 7.5(a) (“Subordination”) the Issuer is only obliged to make payment of interest accrued on Undated Subordinated MTNs in respect of any period on the due date for payment thereof if, during the twelve month period immediately preceding that date, any dividend (whether interim or final) has been declared or paid on any class of share capital of the Issuer (a “Compulsory Interest Payment Date” and any Interest Payment Date which is not a Compulsory Interest Payment Date is referred to as an “Optional Interest Payment Date”).

On any Optional Interest Payment Date there may be paid (if the Issuer so elects), but subject to Condition 7.5(a) (“Subordination”) and the Issuer having received prior written approval from APRA to pay interest on any such date in accordance with Condition 15 (“Payments”), the interest accrued in the Interest Period ending on the day immediately preceding such date but the Issuer does not have any obligation to make such payment and any failure to pay does not constitute a default by the Issuer for any purpose.  Any interest not paid on an Optional or Compulsory Interest Payment Date shall so long as the same remains unpaid constitute “Arrears of Interest”.  Arrears of Interest may at the option of the Issuer be paid in whole or in part at any time upon the expiration of not less than seven days’ notice to such effect to the Undated Subordinated MTN Holders in accordance with Condition 23 (“Notices”) but all Arrears of Interest on all Undated Subordinated MTNs outstanding shall (subject to Condition 7.5(a) (“Subordination”)) become due in full on whichever is the earliest of:

(i)             the date upon which a dividend is next paid on any class of share capital of the Issuer;

(ii)            the date set for any repayment of principal pursuant to Condition 13 (“Redemption”) and Condition 15 (“Payments”); or

(iii)           the date of commencement of a Winding-Up (as defined above) of the Issuer whether voluntary or otherwise.

If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer must, subject to Condition 7.5(a) (“Subordination”), and having received the prior written approval from APRA, do so upon the expiration of such notice.  If there is outstanding more than one Series of Undated Subordinated MTNs, then the Issuer may not pay all or any part of the Arrears of Interest unless it pays all or (as near as practicable) an equivalent proportion of the Arrears of Interest in respect of each other Series of Undated Subordinated MTNs then outstanding;

(d)            in a Winding-Up of the Issuer the rights and claims of Undated Subordinated MTN Holders are subordinated to the claims of Unsubordinated Creditors and Term Subordinated MTN Holders, to the extent that all such obligations to Unsubordinated Creditors and to Term Subordinated MTN Holders are entitled to be paid in full before any payments shall be paid on amount of sums payable in respect of Undated Subordinated MTNs.  Subject to:

(i)             the claims of all Unsubordinated Creditors and all Term Subordinated MTN Holders being satisfied in full; and

(ii)            the consent of APRA having been obtained,

Undated Subordinated MTN Holders may make demand for an amount equal to the outstanding principal amount of each Undated Subordinated MTN together with accrued interest (if any) and such amounts will only become due and payable on an equal basis with all other claims against the Issuer subordinated in the same manner as the Undated Subordinated MTNs of the relevant Tranche;

(e)            there is no limit on the amount of debt or other obligations which rank equally or ahead of the Undated Subordinated MTNs that may be incurred or assumed by the Issuer;

(f)             an Undated Subordinated MTN Holder must not set-off against any amounts owing to it in respect of an Undated Subordinated MTN against any amount owing to that Undated Subordinated MTN Holder by the Issuer on any account; and

(g)            notwithstanding the provisions of paragraphs 7.5(a) and 7.5(b) (“Subordination”) above, if an Event of Default occurs in relation to the Undated Subordinated MTNs of any Series as set out in Condition 18.4 (“Events of Default and Consequences of an Event of Default - Subordinated MTNs”), then Condition 18.4 (“Events of Default and Consequences of an Event of Default - Subordinated MTNs”) will apply.

8              Title and transfer of MTNs

8.1           Registered form

Each MTN takes the form of an entry in the Register.

8.2           Title

Title to MTNs passes when details of the transfer are entered in the Register.  The Register will be closed for the purpose of determining entitlements to payments of interest and principal at 5.00pm local registry office time on the Record Date prior to any relevant payment date.

8.3           Effect of entries in Register

Each entry in the Register in respect of an MTN constitutes:

(a)            an unconditional and irrevocable undertaking by the Issuer to the MTN Holder to make all payments of principal and interest in respect of the MTN in accordance with these Conditions; and

(b)            an entitlement to the other benefits given to the MTN Holders under these Conditions in respect of the relevant MTN.

8.4           Register conclusive as to ownership

Entries in the Register in relation to an MTN constitute conclusive evidence that the person so entered is the absolute owner of the MTN subject to correction for fraud or error.

8.5           Non-recognition of interests

Except as required by law, the Issuer and each Agent must treat the person whose name is entered in the Register as the holder of an MTN as the absolute owner of that MTN.  This Condition applies whether or not an MTN is overdue and despite any notice of ownership, trust or interest in the MTN.

8.6           Joint holders

Where two or more persons are entered in the Register as the joint holders of an MTN then they are taken to hold the MTN as joint tenants with rights of survivorship, but the Register is not bound to register more than four persons as joint holders of an MTN.

8.7           Transfers in whole

MTNs may be transferred in whole but not in part.

8.8           Compliance with laws

MTN Holders may only transfer MTNs if:

(a)            the offer or invitation giving rise to the transfer is neither:

(i)             an offer or invitation which requires disclosure to investors under Part 6D.2 of the Corporations Act; nor

(ii)            an offer to a retail client for the purposes of Chapter 7 of the Corporations Act; and

(b)            the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place.

8.9           Transfer procedures

MTNs entered into a Clearing System will be transferable only in accordance with the regulations of that Clearing System and the Registry Services Agreement.

Application for the transfer of MTNs not entered into a Clearing System must be made by the lodgment of a transfer form with the Registrar at its Specified Office.  Transfer forms must be in the form available from the Registrar.  Each transfer form must be:

(a)            duly completed;

(b)            accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(c)            signed by both the transferor and the transferee.

8.10        CHESS

MTNs listed on the ASX are not:

(a)            transferred through, or registered on, the Clearing House Electronic Subregister System operated by the ASX; or

(b)            “Approved Financial Products” (as defined for the purposes of that system).

8.11        Austraclear as MTN Holder

Where Austraclear is recorded in the relevant Register as the MTN Holder, each person in whose Security Record (as defined in the Austraclear Regulations) an MTN is recorded is deemed to acknowledge in favour of the Registrar, the Issuer and Austraclear that:

(a)            the Registrar’s decision to act as the Registrar of that MTN is not a recommendation or endorsement by the Registrar or Austraclear in relation to that MTN, but only indicates that the Registrar considers that the holding of the MTNs is compatible with the performance by it of its obligations as Registrar under the Registry Services Agreement; and

(b)            the MTN Holder does not rely on any fact, matter or circumstance contrary to Condition 8.11(a) (“Austraclear as MTN Holder”).

8.12        Transfers of unidentified MTNs

If an MTN Holder transfers some but not all of the MTNs it holds and the transfer form does not identify the specific MTNs transferred, the Registrar may choose which MTNs registered in the name of MTN Holder have been transferred.  However, the outstanding principal amounts of the MTNs registered as transferred must equal the outstanding principal amount of the MTNs expressed to be transferred in the transfer form.

Part 3 Interest

9              Fixed Rate MTNs

9.1           Application

This Condition 9 (“Fixed Rate MTNs”) applies to the MTNs only if the relevant Pricing Supplement states that it applies.

9.2           Interest on Fixed Rate MTNs

Each Fixed Rate MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrear on each Interest Payment Date.

9.3           Fixed Coupon Amount

Unless otherwise specified in the Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of each Fixed Rate MTN for the preceding Interest Period is the Fixed Coupon Amount.

9.4           Calculation of interest payable on Fixed Rate MTNs

If the Pricing Supplement does not specify a Fixed Coupon Amount for any Interest Period, on the first day of the Interest Period the Calculation Agent must calculate the amount of interest payable on any Fixed Rate MTN for the Interest Period.

Unless otherwise specified in the Pricing Supplement, the amount of interest payable is calculated by multiplying the Interest Rate for the Interest Period, the outstanding principal amount of the Fixed Rate MTN and the applicable Day Count Fraction.

10            Floating Rate MTNs

10.1        Application

This Condition 10 (“Floating Rate MTNs”) applies to the MTNs only if the relevant Pricing Supplement states that it applies.

10.2        Interest on Floating Rate MTNs

Each Floating Rate MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a)            on each Interest Payment Date; or

(b)            if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date, or in the case of the first Interest Payment Date, after the Interest Commencement Date.

10.3        Interest Rate determination

The Calculation Agent must determine the Interest Rate for any Floating Rate MTN for an Interest Period in accordance with these Conditions and the Pricing Supplement.

10.4        Fallback interest rate

Unless otherwise specified in the Pricing Supplement, if the Calculation Agent is unable to determine the Interest Rate for any Floating Rate MTN for an Interest Period, the Interest Rate for that Floating Rate MTN for that Interest Period is the same as the Interest Rate for that Floating Rate MTN for the Interest Period which immediately precedes it.

10.5        ISDA Determination

If “ISDA Determination” is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for any Floating Rate MTNs for each Interest Period is the ISDA Rate.

10.6        Screen Rate Determination

If “Screen Rate Determination” is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for any Floating Rate MTNs for each Interest Period is the sum of the Margin and the Screen Rate.

10.7        Bank Bill Rate Determination

If “Bank Bill Rate Determination” is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for any Floating Rate MTNs for each Interest Period is the sum of the Margin and the Bank Bill Rate.

10.8        Interpolation

If the Pricing Supplement states that “Linear Interpolation” applies to an Interest Period, the Calculation Agent must determine the Interest Rate for that Interest Period using straight line interpolation by reference to two ISDA Rates, Screen Rates, Bank Bill Rates or other floating rates, in each case, as specified in the Pricing Supplement.

The first rate must be determined as if the Interest Period were the period of time for which rates are available next shorter than the length of the Interest Period (or any alternative Interest Period specified in the Pricing Supplement).

The second rate must be determined as if the Interest Period were the period of time for which rates are available next longer than the length of the Interest Period (or any alternative Interest Period specified in the Pricing Supplement).

11            Structured MTNs

11.1        Application

This Condition 11 (“Structured MTNs”) applies to the MTNs only if the relevant Pricing Supplement states that it applies.

11.2        Interest on Structured MTNs

Each Structured MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a)            on each Interest Payment Date; or

(b)            if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

11.3        Interest Rate determination

The Interest Rate payable in respect of a Structured MTN must be determined in the manner specified in the relevant Pricing Supplement.

12            General provisions applicable to interest

12.1        Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period then, the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

12.2        Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable after determining the Interest Rate in relation to each Interest Period for each Floating Rate MTN and Index Linked MTN, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each MTN.  The amount of interest payable is calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount of the MTN by the applicable Day Count Fraction.

12.3        Determination and calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time at which that amount is to be determined, calculate the relevant amount.  The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

12.4        Notification of Interest Rate, interest payable and other things

The Calculation Agent must notify the Issuer, the Registrar and the relevant MTN Holders and any stock exchange or other relevant authority on which the relevant Floating Rate MTNs or Index Linked MTNs are listed of:

(a)            each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b)            any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.

The Calculation Agent must give notice under this Condition as soon as practicable after it makes its determination.  However, it must give notice of each Interest Rate, the amount of interest payable and each Interest Payment Date by the fourth day of the relevant Interest Period.

The Calculation Agent may amend its determination of any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify the Issuer, the Registrar and each stock exchange or other relevant authority on which the relevant Floating Rate MTNs or Index Linked MTNs are listed and the MTN Holders after doing so.

12.5        Determination and calculation final

Except where there is an obvious error, any determination or calculation which the Calculation Agent makes in accordance with these Conditions is final and binds the Issuer, the Registrar, each Agent and each MTN Holder.

12.6        Late payment of MTNs other than Zero Coupon MTNs

If the Redemption Amount payable in respect of an MTN (other than a Zero Coupon MTN) is not paid when due, interest continues to accrue on that MTN (both before and after any demand or judgment) at the Interest Rate then applicable to the outstanding principal amount of the MTN or any other default rate specified in the relevant Pricing Supplement until the date on which the relevant payment is made to the relevant MTN Holder.

12.7        Late payment of Zero Coupon MTNs

If the Redemption Amount payable in respect of any Zero Coupon MTN is not paid when due, the Redemption Amount is an amount equal to the sum of:

(a)            the Reference Price; and

(b)            the amount resulting from the application of the Accrual Yield (compounded annually) to the Reference Price from (and including) the Issue Date to (but excluding) the date on which all sums due in respect of such MTN are received by or on behalf of the relevant MTN Holder.

12.8        Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement):

(a)            all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b)            all figures must be rounded to five significant figures (with halves being rounded up); and

(c)            all amounts that are due and payable must be rounded to the nearest cent (with halves being rounded up).

Part 4 Redemption, purchase and options

13            Redemption

13.1        Scheduled redemption

Each MTN is redeemable by the Issuer on the Maturity Date at its Redemption Amount unless:

(a)            the MTN has been previously redeemed; or

(b)            the MTN has been purchased and cancelled; or

(c)            the relevant Pricing Supplement states that the MTN has no fixed maturity date.

13.2        Early redemption for taxation reasons

The Issuer may redeem all (but not some) of the MTNs of a Series in whole before their Maturity Date for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date if the Issuer is required under Condition 16.2 (“Withholding tax”) to increase the amount of a payment in respect of an MTN.

However, the Issuer may only do so if:

(a)           the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the relevant Agents and the MTN Holders; and

(b)           before the Issuer gives the notice under paragraph (a), the Registrar has received:

(i)            a certificate signed by two authorised officers of the Issuer; and

(ii)           an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that the Issuer would be required under Condition 16.2 (“Withholding tax”) to increase the amount of the next payment due in respect of the MTNs of that Series;

(c)           in the case of Fixed Rate MTNs, no notice of redemption is given earlier than 90 days before the earliest date on which the Issuer would be obliged to pay the additional amounts were a payment in respect of the MTNs then due;

(d)           in the case of Floating Rate MTNs and Index Linked MTNs:

(i)            the proposed redemption date is an Interest Payment Date; and

(ii)           no notice of redemption is given earlier than 60 days before the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the MTNs then due; and

(e)           in the case of Subordinated MTNs, the Issuer has obtained the prior written approval of APRA.

13.2A     Early redemption of Subordinated Notes for loss of tax deductibility

If the relevant Pricing Supplement states that the Issuer may redeem all (but not some) of the Subordinated Notes of a Series before their Maturity Date under this Condition, the Issuer may redeem all (but not some) of the MTNs of a Series in whole before their Maturity Date for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date if the Issuer determines, following receipt by it or a Related Entity of an opinion of reputable legal counsel or other tax adviser in Australia, experienced in such matters or a ruling, confirmation or advice from the ATO (including a failure or refusal to provide a ruling) to the effect that interest payable in respect of the Subordinated Notes is not or may not be allowed as a deduction to the Issuer (or the head entity of any consolidated group of which the Issuer is a member) for Australian income tax purposes.

However, the Issuer may only do so if:

(a)           the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the relevant Agents and the MTN Holders; and

(b)          before the Issuer gives the notice under paragraph (a), the Registrar has received:

(i)            a certificate signed by two authorised officers of the Issuer; and

(ii)           an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that an event described in this Condition 13.2A (“Early redemption of Subordinated Notes for loss of tax deductibility”) has occurred; and

(c)           the Issuer has obtained the prior written approval of APRA.

13.3        Early redemption at the option of MTN Holders (investor put)

If the relevant Pricing Supplement states that an MTN Holder may require the Issuer to redeem all or some of the MTNs of a Series held by that MTN Holder before their Maturity

Date under this Condition, the Issuer must redeem the MTNs specified by that MTN Holder for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date if the following conditions are satisfied:

(a)           the amount of MTNs to be redeemed is, or is a multiple of, their Specified Denomination;

(b)           the MTN Holder has given at least 15 days’ (and no more than 30 days’) (or any other period which may be specified in the relevant Pricing Supplement) notice, to the Issuer and the Registrar by delivering to the Specified Office of the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Specified Office of the Registrar together with any evidence the Registrar may require to establish title of the MTN Holder to the relevant MTN.

A notice or document deposited under this Condition may not be withdrawn without the Issuer’s consent;

(c)           the notice referred to in paragraph (b) specifies a bank account to which the payment should be made or an address to where a cheque for payment should be sent;

(d)           the proposed redemption date is an Early Redemption Date (Put);

(e)           any other condition specified in the relevant Pricing Supplement is satisfied; and

(f)            in the case of Subordinated MTNs, the Issuer has obtained the prior written approval of APRA.

An MTN Holder may not require the Issuer to redeem any MTN under this Condition 13.3 (“Early redemption at the option of MTN Holders (investor put) if the Issuer has given notice that it will redeem that MTN under Condition 13.2 (“Early redemption for taxation reasons”) or Condition 13.4 (“Early redemption at the option of the Issuer (Issuer call)”).

13.4        Early redemption at the option of the Issuer (Issuer call)

If the relevant Pricing Supplement states that the Issuer may redeem all or some of the MTNs of a Series before their Maturity Date under this Condition, the Issuer may redeem so many of those MTNs specified in the Pricing Supplement for an amount equal to the Redemption Amounts for those MTNs and any interest accrued on it to (but excluding) the redemption date.

However, the Issuer may only do so if:

(a)           the amount of MTNs to be redeemed is, or is a multiple of, their Specified Denomination;

(b)           the Issuer has given at least 30 days’ (and no more than 60 days’) (or any other period specified in the relevant Pricing Supplement) notice to the relevant Agents and the MTN Holders;

(c)           the proposed redemption date is an Early Redemption Date (Call); and

(d)           in the case of Subordinated MTNs the Issuer has obtained the prior written approval of APRA.

13.5        Instalments

The Issuer agrees to redeem each Instalment MTN in instalments by paying to the MTN Holder on each Instalment Date the Instalment Amount due on that Instalment Date.

The principal amount of each Instalment MTN reduces from the date, and by the amount, of each payment the Issuer makes under this Condition 13.5 (“Instalments”).

13.6        Effect of notice of redemption

Any notice of redemption given under this Condition 13 (“Redemption”) is irrevocable.

13.7        Purchases

The Issuer and any Related Entities may at any time purchase MTNs in the open market or otherwise and at any price and, in the case of Subordinated MTNs, with the prior written consent of APRA.  If purchases are made by tender, tenders must be available to all MTN Holders alike.  All unmatured MTNs purchased under this Condition 13.7 (“Purchases”) are not extinguished (unless held beneficially by the Issuer at the Maturity Date) and to the extent held beneficially by the Issuer prior to that Maturity Date may be held, resold or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

Part 5 Payments

14            General provisions

14.1        Summary of payment provisions

Payments in respect of MTNs will be made in accordance with Condition 15 (“Payments”).

14.2        Payments subject to fiscal laws

All payments of principal, interest and other amounts are subject to all applicable fiscal laws or other Directives, but without prejudice to the provisions of Condition 16 (“Taxation”).

14.3        Payments on business days

If a payment:

(a)            is due on an MTN on a day which is not a Business Day then the due date for payment will be the next Business Day unless that day falls on the following month or after the Maturity Date, in which case on the previous Business Day; or

(b)            is to be made to an account on a Business Day on which banks are not open for general banking business in the place in which the account is located, then the due date for payment will be the first following day on which banks are open for general banking business in that place, and in either case, the MTN Holder is not entitled to any additional payment in respect of that delay.

15            Payments

15.1        Payment of principal

The Issuer agrees to pay the Redemption Amount (together with any accrued interest and other amounts due in respect of the MTN on the relevant redemption date) for an MTN or, in the case of an Instalment MTN, the final Instalment Amount for that MTN, and all other amounts due in respect of the MTN, in the currency in which it is due to the person who is the MTN Holder at 10.00 am in the place where the Register is maintained on the due date.

15.2        Payment of interest

The Issuer agrees to pay interest on any interest bearing MTN and, in the case of an Instalment MTN, in the currency in which it is due each Instalment Amount for that MTN (other than the final Instalment Amount), to the person who is the MTN Holder at 4.00 pm in the place where the Register is maintained on the Record Date.

15.3        Payments to accounts

Except as otherwise provided in the relevant Pricing Supplement, the Issuer agrees to make payments in respect of a MTN:

(a)            if the MTN is held in a Clearing System, by crediting on the Payment Date, the amount due to the account previously notified by the Clearing System to the Issuer and the Registrar in accordance with the Clearing System’s rules and regulations in the country of the currency in which the payment is due; and

(b)            if the MTN is not held in a Clearing System, subject to Condition 15.4 (“Payments by cheque”) by crediting on the Payment Date, the amount due to an account previously notified by the MTN Holder to the Issuer and the Registrar in the country of the currency in which the payment is due.

15.4        Payments by cheque

If an MTN Holder has not notified the Registrar of an account to which payments to it must be made by close of business in the place where the Register is maintained on the Record Date, the Issuer may make payments in respect of the MTNs held by that MTN Holder by cheque.

If the Issuer makes a payment in respect of an MTN by cheque, the Issuer agrees to send the cheque by prepaid ordinary post on the Business Day immediately before the due date, to the MTN Holder (or if two or more persons are entered in the Register as joint MTN Holders of the MTN, to the first named joint MTN Holder) at its address appearing in the Register at close of business in the place where the Register is maintained on the Record Date.

Cheques sent to an MTN Holder are sent at the MTN Holder’s risk and are taken to be received by the MTN Holder on the due date for payment. If the Issuer makes a payment in respect of an MTN by cheque, the Issuer is not required to pay any additional amount as a result of the MTN Holder not receiving payment on the due date in immediately available funds.

15.5        No US payments

No payment of interest will be made to an address in the United States or transferred to an account maintained by the MTN Holder in the United States.

16            Taxation

16.1        No set-off, counterclaim or deductions

All payments in respect of the MTNs must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes, unless prohibited by law.

16.2        Withholding tax

Subject to Condition 16.3 (“Withholding tax exemptions”), if a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the MTNs such that the MTN Holder would not actually receive on the due date the full amount provided for under the MTNs, then:

(a)            the Issuer agrees to deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b)            if the amount deducted or withheld is in respect of Taxes imposed by a Relevant Tax Jurisdiction, the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, each MTN Holder is entitled to receive (at the time the payment is due) the amount it would have received if no deductions or withholdings had been required to be made.

16.3        Withholding tax exemptions

The Issuer is not required to pay an additional amount under Condition 16.2 (“Withholding tax”) if the obligation to do so arises as a result of any one or more of the following:

(a)            the deduction is required in respect of Taxes by reason of the MTN Holder or beneficial holder having some connection with a Relevant Tax Jurisdiction other than the mere holding of the MTN or receipt of payment in respect of the MTN.  However, an MTN Holder is not regarded as having a connection with Australia on account of the MTN Holder being a resident of Australia within the meaning of the Tax Act where, and to the extent, those taxes are payable by reason of section 128B(2A) of the Australian Tax Act;

(b)            the deduction is required as a result of Taxes which would not be required to be deducted if the MTN Holder (or a person acting on its behalf):

(i)              provided the Issuer, its agent or any tax authority with the MTN Holder’s name, address, registration number, Australian tax file number, Australian business number or similar details or any relevant tax exemption or similar details; or

(ii)             ensured that any third party complied with any other statutory requirements (such as making a declaration of non-residence or similar claim) for any relevant tax exemption; or

(c)            such other circumstances as may be specified in the Pricing Supplement.

16.4        Subordinated MTNs

Any Additional Amounts due in respect of the Subordinated MTNs will be subordinated in right of payment as described in Condition 7 (“Subordination”).

17            Time limit for claims

A claim against the Issuer for a payment under an MTN is void unless made within 10 years (in the case of principal) or 5 years (in the case of interest and other amounts) from the date on which payment first became due.

Part 6 Events of Default

18            Events of Default

18.1        Event of Default -Unsubordinated MTNs

An Event of Default occurs in relation to a series of Unsubordinated MTNs if:

(a)             (payment default) the Issuer fails to pay any interest in respect of the Unsubordinated MTNs within 30 days of the relevant due date or any principal in respect of the Unsubordinated MTNs within 7 days of the relevant due date;

(b)             (other default) the Issuer defaults in performance or observance of any of its obligations under any Unsubordinated MTNs, of such Series (other than those specified in paragraph (a) above), which default is incapable of remedy or, if capable of remedy, is not remedied within 30 days after notice requiring such default to be remedied has been given to the Issuer by the relevant MTN Holder;

(c)             (cross default) any indebtedness for borrowed money of the Issuer (not being money borrowed in the ordinary course of banking business) which in aggregate exceeds US$10,000,000 (or its equivalent in any Alternate Currency(s)):

(i)             is not paid when due or within any applicable grace period; or

(ii)            becomes due and repayable before its scheduled maturity by reason of a default of the Issuer,

and, in each case, is not being contested in good faith by the Issuer and is not cured or otherwise made good within 7 days after notice of such default has been given to the Issuer by the relevant MTN Holder.

For the purpose of paragraph (i) above, the expression “indebtedness for borrowed money” includes any liability by way of indemnity in respect of, or other undertaking given to secure payment of any indebtedness for borrowed money;

(d)             (insolvency) the Issuer becomes insolvent or is unable to pay its debts as they fall due or stops payment of its debts (in each case within the meaning of Australian or any applicable insolvency law);

(e)             (winding up) an order is made or an effective resolution is passed for the winding up of the Issuer except in any such case:

(i)              for the purposes of a solvent reconstruction or amalgamation the terms of which have previously been approved by an Extraordinary Resolution of Unsubordinated MTN Holders; or

(ii)             for any winding up in the process of a merger, reconstruction or amalgamation in which the surviving entity has assumed or will assume expressly or by law all the obligations of the Issuer in respect of the MTNs;

(f)              (enforcement against assets) a distress, attachment, execution or other legal process is levied, enforced or sued out against or on the Issuer or against all or a substantial part of the assets of the Issuer and is not stayed, satisfied or discharged within 60 days or otherwise contested in bona fide proceedings and such occurrence would materially prejudice the performance by the Issuer of its obligations under the MTNs of such Series;

(g)             (enforcement of security) an encumbrancer takes possession or a receiver or administrator is appointed of the whole or substantially the whole of the undertaking, property, assets or revenues of the Issuer (other than in respect of monies borrowed or raised on a non-recourse basis) and such occurrence is not discharged or stayed within 45 days (or where the proceedings are being contested in good faith, such longer period as may be agreed by an Extraordinary Resolution of the Unsubordinated MTN Holders) and such occurrence would materially prejudice the performance by the Issuer of its obligations under the MTNs of such Series; or

(h)             (cessation of business) the Issuer ceases to carry on a banking business in the Commonwealth of Australia, or the Issuer’s authority under the Banking Act to carry on banking business in Australia is revoked and not replaced by an equivalent authority except in connection with a merger, reconstruction or amalgamation where the surviving entity carries on such a banking business and is duly authorised to carrying on banking business in Australia.

18.2        Consequences of an Event of Default - Unsubordinated MTNs

Subject to Condition 18.3 (“Rectification”), if any Event of Default occurs and continues unremedied in relation to the Unsubordinated MTNs of any Series or any of them, then any holder of Unsubordinated MTNs then outstanding in that Series may declare by notice to the Issuer (with a copy to the Registrar) that the Redemption Amount (together with any accrued interest) applicable to each Unsubordinated MTN held by it is either payable immediately or on such other date specified in the notice.

The making of this declaration gives immediate effect to its provisions.

18.3        Rectification

An Unsubordinated MTN Holder’s right to declare MTNs due and payable terminates if the situation giving cause to it has been cured before such right is exercised.

18.4        Events of Default and Consequences of an Event of Default - Subordinated MTNs

(a)           (payment default) If a Payment Default occurs and is continuing, a Subordinated MTN Holder may bring proceedings:

(i)            to recover any amount then due and payable but unpaid on its Subordinated MTNs (subject to the Issuer being able to make the payment and remain Solvent);

(ii)           to obtain an order for specific performance of any other obligation in respect of its Subordinated MTNs; or

(iii)          for the winding up of the Issuer.

To the extent that a payment is not required to be made because of the solvency condition to payment in Condition 5.3A (“Conditions to payment”), the amount is not due and payable and a Payment Default does not occur.

(b)           (winding up default) If a Winding Up Default occurs and is continuing, a Subordinated MTN Holder may, in addition to taking any of the actions specified in Condition 18.4(a) above, by notice to the Issuer declare that its Subordinated MTNs must be redeemed immediately for an amount equal to the principal of the Subordinated MTNs together with any accrued interest or other amounts (in each case to the extent unpaid) and, subject to Condition 7.3 (“Subordination”), may prove in the winding up of the Issuer for that amount.

(c)           (amounts unpaid remain debts) Any amount not paid either due to Condition 5.3A (“Conditions to payment”) or Condition 18.4(a)(i) above remains a debt owing to the Subordinated MTN Holder by the Issuer until it is paid and will be payable on the first date on which the relevant Condition is satisfied.

(d)           (no other action) The Subordinated MTN Holders may not exercise any other remedies (including any right to sue for damages which has the same economic effect as acceleration) as a consequence of an Event of Default or other default other than as specified in this Condition 18.4.

18.5        Additional definitions for Condition 18.4

For the purposes of Condition 18.4 (“Events of Default and Consequences of an Event of Default - Subordinated MTNs”):

(a)           “Payment Default” means either:

(i)            (failure to pay principal): the Issuer does not pay any principal or Redemption Amount due in respect of the Subordinated MTNs of the relevant Series within seven days of its due date; or

(ii)           (failure to pay interest or other amounts) the Issuer does not pay any interest or other amount due in respect of the Subordinated MTNs of the relevant Series within 30 days of its due date; and

(b)           “Winding Up Default” means a Winding Up occurs other than for the purposes of a consolidation, amalgamation, merger or reconstruction which has been approved by an Extraordinary Resolution of the relevant Subordinated MTN Holders or in which the surviving entity has assumed or will assume expressly or by law all obligations of the Issuer in respect of the Subordinated MTNs of the relevant Series.”

18.6        Notification

If an Event of Default occurs, the Issuer must promptly after becoming aware of it notify the Registrar of the occurrence of the Event of Default (specifying details of it) and use its reasonable endeavours to procure that the Registrar promptly notifies MTN Holders of the occurrence of the Event of Default by registered post to the address of the MTN Holder recorded in the Register.

Part 7 General

19            Agents

19.1        Role of Agents

In acting under the relevant Agency Agreement and in connection with the MTNs, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the MTN Holders.

19.2        Appointment and replacement of Agents

The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement.  Subject to Condition 19.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor.

19.3        Required Agents

The Issuer must:

(a)           at all times maintain a Registrar;

(b)           if a Calculation Agent is specified in the relevant Pricing Supplement, at all times maintain a Calculation Agent; and

(c)           if an I&P Agent (Offshore) is specified in the relevant Pricing Supplement, at all times maintain an I&P Agent (Offshore).

19.4        Change of Agent

Notice of any change of a relevant Agent or its Specified Offices must promptly be given to the relevant MTN Holders by the Issuer or the Agent on its behalf.

20            Meetings of MTN Holders

20.1        Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the MTN Holders of any Series to consider any matter affecting their interests, including the modification of these Conditions or the relevant Pricing Supplement.

Any such modification may be made if sanctioned by an Extraordinary Resolution and agreed by the Issuer.  Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of MTN Holders holding not less than 10% of the outstanding principal amount of the Outstanding MTNs. The quorum at any meeting convened to vote on an Extraordinary Resolution will be persons holding or representing more than 50% of the outstanding principal amount of the Outstanding MTNs or 25% at an adjourned meeting.  However, certain fundamental matters affecting the rights of MTN Holders may only be sanctioned by an Extraordinary Resolution passed at a meeting of MTN Holders at which persons holding or representing not less than 75% or, at any adjourned meeting, 35% of the outstanding principal amount of the Outstanding MTNs form a quorum.

In addition, a resolution in writing signed by or on behalf of all MTN Holders who for the time being are entitled to receive notice of a meeting of MTN Holders will take effect as if it were an Extraordinary Resolution.  Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more MTN Holders.

20.2        Resolutions binding

Any Resolution passed at any meeting of the MTN Holders of any Series is binding on all MTN Holders of such Series, whether or not they are present at the meeting.

21            Variation

21.1        Variation with consent

Subject to Condition 21.2 (“Variation without consent”), any MTN Document (including, without limitations, the MTNs and these Conditions) may be varied:

(a)            with the consent of the MTN Holders of the relevant Series; and

(b)            in the case of Subordinated MTNs, subject to the Issuer having obtained the prior written approval of APRA to the variation.

21.2        Variation without consent

Any MTN Document (including, without limitation, the MTNs and these Conditions) may be amended without the consent of the MTN Holders if the amendment:

(a)            is of a formal, minor or technical nature; or

(b)            is made to correct a manifest error; or

(c)            is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and, in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the MTN Holders; or

(d)            in so far as such amendments apply only to MTNs issued by it after the date of amendment; and

in the case of Subordinated MTNs, the Issuer has obtained the prior written approval of APRA.

22            Further issues

The Issuer may from time to time, without the consent of the MTN Holders, issue further MTNs having the same Conditions as the MTNs of any Series in all respects (or in all respects except for the first payment of interest) so as to form a single series with the MTNs of that Series.  References in these Conditions to the MTNs include (unless the context requires otherwise) any other MTNs issued pursuant to this Condition and forming a single Series with the MTNs.

23            Notices

23.1        Notices to MTN Holders

All notices, certificates, consents, approvals, waivers and other communications in connection with an MTN to the MTN Holders must be in writing and may be:

(a)           sent by prepaid post (airmail if appropriate) or left at the address of the relevant MTN Holder (as shown in the relevant Register at the close of business on the day which is 3 Business Days before the date of the relevant notice or communication); or

(b)           given by an advertisement published in the Australian Financial Review or The Australian; or

(c)           if the Pricing Supplement for the MTN specifies an additional or alternate newspaper, given by publication in that newspaper.

23.2        Notices to the Issuer and the Registrar

All notices, and other communications to the Issuer and the Registrar must be in writing and may be sent by prepaid post or left at the address of the registered office of the Issuer or the Registrar or such other address as is notified to MTN Holders from time to time.

23.3        When effective

Communications take effect from the time they are received or taken to be received (whichever happens first) unless a later time is specified in them.

23.4        Receipt publication in newspaper

If published in a newspaper, they are taken to be received on the first date that publication has been made in all the required newspapers.

23.5        Receipt - postal

Unless a later time is specified in it, a notice, if sent by post, they are taken to be received on the next succeeding Business Day in the place of the addressee.

23.6        Non-receipt of notice

If there are two of more MTN Holders, the non-receipt of any notice by, or the accidental omission to give any notice to, an MTN Holder does not invalidate the giving of that notice.

24            Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due.  However, if an MTN Holder receives an amount in a currency other than that in which it is due:

(a)           it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate.  It may deduct its usual costs in connection with the conversion; and

(b)           the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

25            Substitution of the Issuer

25.1        Substitution of Issuer

The Issuer may with respect to any Series of MTNs issued by it (“Relevant MTNs”) without the consent of any MTN Holder, substitute for itself any other body corporate incorporated in any country in the world as the debtor in respect of the Relevant MTNs and the relevant Agency Agreement (“Substituted Debtor”) upon notice by the Issuer and the Substituted Debtor to be given by publication in accordance with Condition 23.1 (“Notices to MTN Holders”), provided that:

(a)           the Issuer is not in default in respect of any amount payable under any of the Relevant MTNs;

(b)           the rating of the Programme, and if relevant, the Notes, will not be downgraded as a result of the substitution;

(c)           the Issuer and the Substituted Debtor have entered into such documents (“Documents”) as are necessary to give effect to the substitution and in which the Substituted Debtor has undertaken in favour of each holder of the Relevant MTNs to be bound by these Conditions, the provisions of the Agency Agreement and the MTN Deed Poll, as the debtor in respect of such Relevant MTNs in place of the Issuer (or of any previous substitute under this Condition 25);

(d)           the Substituted Debtor has obtained a legal opinion in relation to the enforceability of the Substituted Debtor’s obligations under the Documents and the MTN Documents;

(e)           if the Substituted Debtor is resident for tax purposes in a territory (“New Residence”) other than that in which the Issuer prior to such substitution was resident for tax purposes (“Former Residence”), the MTN Documents contain an undertaking and/or such other provisions as may be necessary to ensure that each holder of the Relevant MTNs has the benefit of an undertaking in terms corresponding to the provisions of Condition 16 (“Taxation”), with, where applicable, the substitution of references to the Former Residence with references to the New Residence;

(f)            the Substituted Debtor and the Issuer have obtained all necessary regulatory and governmental approvals and consents (including, in the case of Subordinated MTNs, APRA) for such substitution and for the performance by the Substituted Debtor of its obligations under the MTN Documents;

(g)           each competent listing authority, stock exchange, and/or quotation system on or by which the Relevant MTNs are admitted to listing, trading and/or quotation have confirmed that, following the proposed substitution of the Substituted Debtor, the Relevant MTNs will continue to be admitted to listing, trading and/or quotation by the relevant competent listing authority, stock exchange, and/or quotation system; and

(h)           if applicable, the Substituted Debtor has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings arising out of or in connection with the Relevant MTNs.

25.2        Substituted Debtor’s rights under MTN Documents

Upon such substitution:

(a)           the Substituted Debtor shall succeed to, and be substituted for, and may exercise every right and power, of the Issuer under the Relevant MTNs, the MTN Documents with the same effect as if the Substituted Debtor had been named as the Issuer in it;

(b)           and the Issuer shall be released from its obligations under the Relevant MTNs and under the MTN Documents; and

(c)           references in these Conditions to the Issuer are taken, where the context so requires, to be or include references to such Substituted Debtor.

25.3        Further substitutions

After a substitution pursuant to Condition 25.1 (“Substitution of Issuer”), the Substituted Debtor may, without the consent of any MTN Holder, effect a further substitution. All the provisions specified in Conditions 25.1 and 25.2 (“Substituted Debtor’s rights under MTN Documents”) shall apply mutatis mutandis, and references in these Conditions to the Issuer are taken, where the context so requires, to be or include references to any such further Substituted Debtor.

25.4        Reversing substitution

After a substitution pursuant to Conditions 25.1 or 25.2 any Substituted Debtor may, without the consent of any MTN Holder, reverse the substitution, mutatis mutandis.

26            Governing law and jurisdiction

26.1        Governing law

The MTNs are governed by the law in force in Victoria, Australia.

26.2        Jurisdiction

The Issuer submits to the non-exclusive jurisdiction of the courts of Victoria and courts of appeal from them.  The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

26.3        Serving documents

Without preventing any other method of service, any document in any action may be served on a party by being delivered or left at that party’s address in the MTN Deed Poll.

27            Interpretation

27.1        Definitions

In these Conditions the following expressions have the following meanings:

Accrual Yield has the meaning given in the relevant Pricing Supplement.

Additional Amount means an additional amount payable by the Issuer under Condition 16.2 (“Withholding tax”).

Additional Business Centre has the meaning given in the relevant Pricing Supplement.

Agency Agreement means:

(a)            the Registry Services Agreement; and

(b)           the I&P Agency Agreement (Offshore); and

(c)            any other agency agreement entered into by the Issuer in relation to an issue of MTNs under the Programme.

Agent means the Registrar, each Calculation Agent and the I&P Agent (Offshore) and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Alternate Currency means a currency (other than Australian dollars) which is specified in the Pricing Supplement.

Amortised Face Amount means, in relation to an MTN, an amount equal to the sum of:

(a)           the issue price specified in the Pricing Supplement; and

(b)           the amount resulting from the application of the amortisation yield specified in the Pricing Supplement (compounded annually) to the issue price (as specified in the Pricing Supplement) from (and including) the Issue Date specified in the Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date the MTN becomes due and repayable.

If the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of the Day Count Fraction specified in the Pricing Supplement.

APRA means the Australian Prudential Regulation Authority or any successor Government Agency responsible for prudential regulation.

Assets means, in respect of the Issuer, its total non-consolidated gross assets as shown by its latest published audited financial statements but adjusted for events subsequent to the date of such financial statements in such manner and to such extent as its directors, its auditors or its liquidator may determine to be appropriate.

ATO means the Australian Taxation Office or any successor Government Agency responsible for income taxation.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the regulations known as “Austraclear System Regulations” established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Australian Stock Exchange means the Australian Stock Exchange Limited (ABN 98 008 624 691).

Bank Bill Rate means, for a Floating Rate MTN and for an Interest Period, the average mid rate for Bills having a tenor closest to the Interest Period as displayed on the “BBSW” page of the Reuters Monitor System on the first day of that Interest Period.

However, if the average mid rate is not displayed by 10:30 am on that day, or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, Bank Bill Rate means the rate determined by the Calculation Agent in good faith at approximately 10:30 am on that day, having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered at or around that time for Bills of that tenor accepted by an ADI.

Banking Act means the Banking Act of 1959 of Australia.

Bill has the meaning it has in the Bills of Exchange Act 1909 of Australia and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act.

Business Day means a day on which commercial banks and foreign exchange markets are open to settle payments and for general business in Sydney and Melbourne and in each (if any) Additional Business Centre and on which the relevant Clearing System (if any) for the relevant MTN is operating.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the relevant Pricing Supplement, in relation to any date applicable to any MTN, have the following meanings:

(a)           Following Business Day Convention means that the date is postponed to the first following day that is a Business Day;

(b)           Modified Following Business Day Convention or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is brought forward to the first preceding day that is a Business Day;

(c)           Preceding Business Day Convention means that the date is brought forward to the first preceding day that is a Business Day; and

(d)           No Adjustment means that the relevant date must not be adjusted in accordance with any Business Day Convention.

Calculation Agent means the Registrar or any other person specified in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and the amount of interest payable in respect of an MTN for an Interest Period or any other amount required to be calculated under these Conditions or specified in the relevant Pricing Supplement.

CHESS means the Clearing House Electronic Subregister System operated by the Australian Stock Exchange Limited.

Clearing System means:

(a)            the Austraclear System;

(b)           Euroclear;

(c)            Clearstream;

(d)           any other clearing system specified in the relevant Pricing Supplement.

Clearstream means Clearstream Banking, société anonyme.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Day Count Fraction means, in respect of the calculation of an amount of interest of any MTN for any period of time (“Calculation Period”), the day count fraction specified in these Conditions or the relevant Pricing Supplement and:

(a)            if “Actual/Actual (ICMA)” is so specified, means:

(i)              where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii)             where the Calculation Period is longer than one Regular Period, the sum of:

(A)          the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)           the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;

(b)           if “Actual/365” or “Actual/Actual (ISDA)” is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i)              the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)             the actual number of days in that portion of the Calculation Period falling in a non leap year divided by 365);

(c)           if “Actual/365 (Fixed)” is so specified, means the actual number of days in the Calculation Period divided by 365;

(d)           if “Actual/360” is so specified, means the actual number of days in the Calculation Period divided by 360;

(e)           if “30/360” is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30 day months unless:

(i)              the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30 day month; or

(ii)             the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30 day month);

(f)            if “30E/360” or “Eurobond Basis” is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30 day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30 day month);

(g)                                 if “RBA Bond Basis” or “Australian Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year; and

(h)                                 any other Day Count Fraction specified in the relevant Pricing Supplement.

Denomination means, for an MTN, the principal amount of the MTN specified in the Pricing Supplement.

Directive means:

(a)                                  a law; or

(b)                                 a treaty, an official directive, request, regulation, guideline or policy having the force of law or compliance with which is in accordance with general practice of responsible participants in the market concerned.

Early Redemption Date (Call) has the meaning given in the relevant Pricing Supplement.

Early Redemption Date (Put) has the meaning given in the relevant Pricing Supplement.

Euroclear means the Euroclear Systems operated by Euroclear Bank S.A./N.V.

Event of Default has the meaning given in Condition 18 (“Events of Default”).

Extraordinary Resolution has the meaning given in the Meetings Provisions.

Fixed Coupon Amount has the meaning given in the relevant Pricing Supplement.

Fixed Rate MTN means an MTN on which interest is calculated at a fixed rate payable in arrear on a fixed date or fixed dates in each year and on redemption or on any other dates as specified in the relevant Pricing Supplement.

Floating Rate MTN means an MTN on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of any other period or on any date specified in the relevant Pricing Supplement.

Government Agency means any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Index Linked MTN means an MTN in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the relevant Pricing Supplement.

Instalment Amounts has the meaning given in the relevant Pricing Supplement.

Instalment Dates has the meaning given in the relevant Pricing Supplement.

Instalment MTN means an MTN which is redeemable in one or more instalments, as specified in the relevant Pricing Supplement.

Interest Commencement Date means, for an MTN, the Issue Date of the MTN or any other date so specified in the relevant Pricing Supplement.

Interest Determination Date has the meaning given in the relevant Pricing Supplement.

Interest Payment Date means each date so specified in, or determined in accordance with, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement as adjusted in accordance with the relevant Business Day Convention.

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.  However:

(a)                                  the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b)                                 the final Interest Period ends on (but excludes) the Maturity Date.

Interest Rate means, for an MTN, the interest rate (expressed as a percentage per annum) payable in respect of that MTN specified in the relevant Pricing Supplement or calculated or determined in accordance with these Conditions or the relevant Pricing Supplement.

ISDA Definitions means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (as supplemented, amended and updated as at the Issue Date of the first Tranche of the MTNs of the relevant Series).

ISDA Rate means for a Floating Rate MTN and an Interest Period, the rate the Calculation Agent determines would be the Floating Rate under a Swap Transaction if the Calculation Agent were acting as Calculation Agent for that Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a)                                  the Floating Rate Option, the Designated Maturity and the  Reset Date are as specified in the Pricing Supplement; and

(b)                                 the Period End Dates are each Interest Payment Date, the Spread is the Margin and the Floating Rate Day Count Fraction is the Day Count Fraction; and

For the purposes of this definition, “Swap Transaction”, “Floating Rate”, “Floating Rate Option”, “Designated Maturity”, “Reset Date”, “Period End Date”, “Spread” and “Floating Rate Day Count Fraction” have the meanings given to those terms in the ISDA Definitions.

I&P Agency Agreement (Offshore) means any agreement between the relevant I&P Agent (Offshore) and the Issuer and any replacement of it relating to the Programme which is identified by the Issuer as being a document within the meaning of this definition.

I&P Agent (Offshore) in relation to all or any Series or Tranche of Notes, means each person appointed by the Issuer with the consent of the Permanent Dealer, to perform issue and paying agency functions with respect to that Series or Tranche of Notes initially lodged and held through (or predominantly through) Euroclear, Clearstream or such other system as is agreed from time to time by the Issuer, the relevant Dealer and the relevant I&P Agent (Offshore), details of which are specified in the relevant Pricing Supplement or in the Information Memorandum.

Issue Date means the date on which an MTN is, or is to be issued, as specified in, or determined in accordance with, the relevant Pricing Supplement.

Issue Price of an MTN means the price at which that MTN is issued as specified in the relevant Pricing Supplement.

Liabilities means, in respect of the Issuer, its total non-consolidated gross liabilities as shown by its latest published audited financial statements but adjusted for events subsequent to the date of such financial statements in such manner and to such extent as its directors, its auditors or its liquidator may determine to be appropriate.

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means, for an MTN, the date specified in the relevant Pricing Supplement as the date for redemption of that MTN.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, MTN Holders set out in schedule 2 of the MTN Deed Poll.

MTN means a medium term registered debt obligation of the Issuer constituted by, and owing under the MTN Deed Poll, the details of which are recorded in, and evidenced by, entry in, the Register.

MTN Deed Poll means the deed poll so entitled executed by the Issuer on or about 11 November 2003 and amended and restated as at 15 May 2007.

MTN Documents means:

(a)                                   each Agency Agreement;

(b)                                 the MTN Deed Poll;

(c)                                  these Conditions; and

(d)                                 any other document which the Issuer acknowledges in writing to be an MTN Document.

MTN Holder means, for an MTN, each person whose name is entered in the Register as the holder of that MTN.  If an MTN is held in a Clearing System, references to the MTN Holder of that MTN include the operator of that Clearing System or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Clearing Systems).

Outstanding means in relation to the MTNs of all or any Series, all of the MTNs of such Series other than:

(a)                                  MTNs which have been redeemed or satisfied in full by the Issuer; or

(b)                                 MTNs for which funds equal to their aggregate outstanding principal amount are on deposit with the Registrar on terms which prohibit the redemption of those MTNs or in respect of which the Registrar holds an irrevocable direction to apply funds in repayment of MTNs to be redeemed on that day; or

(c)                                  MTNs in respect of which an MTN Holder is unable to make a claim as a result of the operation of Condition 17 (“Time limit for claims”).

Permanent Dealer means a dealer appointed in accordance with the relevant dealer agreement to act as a dealer to the Programme, but not including a dealer appointed only in relation to a Tranche of MTNs.

Pricing Supplement means, in respect of a Tranche, a pricing supplement  specifying the relevant issue details in relation to it.

Programme means debt issuance programme established by the Issuer.

Record Date means, for a payment due in respect of an MTN, the eighth calendar day before the Payment Date or any other date specified in, or determined in accordance with, the Pricing Supplement..

Redemption Amount means:

(a)                                  for a Fixed Rate MTN or a Floating Rate MTN, the outstanding principal amount of the MTN on the date it is redeemed;

(b)                                 for a Zero Coupon MTN, the Amortised Face Amount of the Zero Coupon MTN calculated on the date it is redeemed; and

(c)                                  for a Structured MTN, the amount determined by the Calculation Agent on the date and in the manner specified in the Pricing Supplement.

It also includes any amount in the nature of a redemption amount specified in, or determined in accordance with, the Pricing Supplement or these Conditions.

Reference Banks means, for a Floating Rate MTN in respect of which “Screen Rate” applies, the financial institutions specified in the Pricing Supplement or, if none are specified, four leading banks selected by the Calculation Agent in the Relevant Financial Centre.

Reference Price has the meaning given in the relevant Pricing Supplement.

Reference Rate has the meaning given in the relevant Pricing Supplement.

Register means a register, including any branch register, of holders of MTNs established and maintained by or on behalf of the Issuer under the Registry Services Agreement.

Registrar means Austraclear Services Limited (ABN 28 003 284 419) or any other person appointed by the Issuer under the Registry Services Agreement to maintain the Register and perform any payment and other duties as specified in that agreement.

Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” dated on or about 11 November 2003 between the Issuer and the Registrar in relation to the MTNs.

Regular Period means:

(a)                                  in the case of MTNs where interest is scheduled to be paid only by means of regular payments, each Interest Period;

(b)                                 in the case of MTNs where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls; and

(c)                                  in the case of MTNs where, apart from one Interest Period other than the first Interest Period (the “Irregular Interest Period”), interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the Irregular Interest Period.

Related Entity has the meaning it has in the Corporations Act.

Relevant Financial Centre means, for a Floating Rate MTN in respect of which “Screen Rate” applies, the place specified in the Pricing Supplement.

Relevant Indebtedness means any present or future indebtedness of the Issuer or any other person or entity in the form of, or represented by, bonds, notes, debentures or other securities which are capable of being listed, quoted, ordinarily dealt in or traded on any recognised securities market.

Relevant Screen Page means, for a Floating Rate MTN in respect of which “Screen Rate” applies:

(a)                                  the page, section or other part of a particular information service (including the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) which displays the applicable Reference Rate, as specified in the Pricing Supplement; or

(b)                                 any other page, section or other part as may replace it on that information service or another information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Tax Jurisdiction means the Commonwealth of Australia or any political subdivision or any authority therein or of such jurisdiction having power to tax to which the Issuer becomes subject in respect of payments made by it under or in respect of the MTNs.

Relevant Time has the meaning given in the relevant Pricing Supplement.

Screen Rate means, for a Floating Rate MTN and an Interest Period, the quotation offered for the Reference Rate as displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date.  However:

(a)                                  if more than one offered quotation is displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, “Screen Rate” means the rate the Calculation Agent calculates as the average of the offered quotations.  If there are more than five offered quotations displayed, the Calculation Agent must exclude the highest and lowest quotations (or in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or

(b)                                 if an offered quotation is not displayed on the Relevant Screen Page by the Relevant Time on the Interest Determination Date or if it is displayed but the Calculation Agent determines that there is an obvious error in that offered quotation, the “Screen Rate” means:

(i)                                  the rate the Calculation Agent calculates as the average of the Reference Rates quoted by the Reference Banks to leading banks in the Relevant Financial Centre at or about the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period; or

(ii)                               if the Calculation Agent is unable to calculate a rate under paragraph (i) because it is unable to obtain at least two quotes, the rate the Calculation Agent calculates as the average of the rates per annum (being the nearest equivalent to the Reference Rate) quoted by two or more leading banks in the Relevant Financial Centre selected by the Calculation Agent to leading banks in the Relevant Financial Centre at or about the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period; or

(c)                                  if the Pricing Supplement specifies an alternative method for determination of the Screen Rate, then that alternative method applies.

Security Interest means any mortgage, pledge, lien or charge or other security interest, but excluding:

(a)                                  any charge or lien arising in favour of any Government Agency by operation of statute (provided there is no default in payment of moneys owing under such charge or lien);

(b)                                 a right of title retention in connection with the acquisition of goods in the ordinary course of business on the terms of sale of the supplier (provided there is no default in connection with the relevant acquisition);

(c)                                  any security or preferential interest or arrangement arising under or created pursuant to any right of set-off; and

(d)                                 a charge or lien arising in favour of a Clearing System or custodian.

Series means an issue of MTNs made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date, Issue Price, and interest commencement date may be different in respect of a different Tranche of a Series.

Solvent means that each of the following is the case:

(a)                                  the Issuer is able to pay its debts as they fall due; and

(b)                                 its Assets exceed its Liabilities.

Specified Denomination has the meaning given in the relevant Pricing Supplement.

Specified Office means the office specified in the most recent information memorandum for the Programme or any other address notified to MTN Holders from time to time.

Specified Period has the meaning given in the relevant Pricing Supplement.

Structured MTN means:

(a)                                   an Index Linked MTN; or

(b)                                  an Instalment MTN.

Subordinated Indebtedness means any indebtedness (present and future) of the Issuer which by its terms is, or is expressed to be, subordinated in a Winding Up of the Issuer to the claims of its Unsubordinated Creditors.

Subordinated MTN means an MTN that is specified in the relevant Pricing Supplement as being either a Term Subordinated MTN or an Undated Subordinated MTN.

Subordinated MTN Holder means, in respect of a Subordinated MTN, the person whose name is entered in the Register as the holder of a Subordinated MTN.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties and expenses in connection with them.

Term Subordinated MTN means MTNs which are specified in the Pricing Supplement as being subordinated and having a specified Maturity Date.

Term Subordinated MTN Holder means, in respect of a Term Subordinated MTN, the person whose name is entered in the Register as the holder of a Term Subordinated MTN.

Tranche means an issue of MTNs specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise MTNs in more than one denomination).

Undated Subordinated MTN means MTNs that are specified in the Pricing Supplement as being subordinated and have no fixed dated for redemption.

Undated Subordinated MTN Holder means, in respect of an Undated Subordinated MTN, the person whose name is entered in the Register as the holder of an Undated Subordinated MTN.

Unsubordinated Creditor means a creditor of the Issuer to whom the Issuer is indebted in respect of Unsubordinated Debt.

Unsubordinated Debt means all present and future claims against the Issuer which:

(a)                                   would be entitled to be admitted in the Winding-Up of the Issuer; and

(b)                                  are not by their terms expressed to rank equally with, or behind, the claims of Subordinated MTN Holders.

Unsubordinated MTN means an MTN specified in the relevant Pricing Supplement as being unsubordinated.

Unsubordinated MTN Holder means an MTN Holder holding an Unsubordinated MTN.

Winding Up means:

(a)                                  a court order is made for the winding-up of the Issuer; or

(b)                                 an effective resolution is passed by shareholders or members for the winding-up of the Issuer.

Zero Coupon MTN means an MTN which does not entitle the MTN Holder to the periodic payment of interest before its Maturity Date and which is issued at a discount to its Denomination.

27.2                         References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a)                                a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)                               a document (including these Conditions) includes any variation or replacement of it;

(c)                                law means common law, principles of equity and laws made by any parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d)                               Australian dollars or A$ is a reference to the lawful currency of Australia and a reference to US dollars or US$ is a reference to the lawful currency of the United States of America;

(e)                                a time of day is a reference to Melbourne time;

(f)                                  the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(g)                               a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h)                               an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i)                                   anything (including any amount) is a reference to the whole and each part of it; and

(j)                                   the words “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

27.3                         Number

The singular includes the plural and vice versa.

27.4                         Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

27.5                         References

Unless the contrary intention appears, in these Conditions:

(a)                                     a reference to an MTN Holder is a reference to the holder of MTNs of a particular Series;

(b)                                    a reference to an MTN is a reference to an MTN of a particular Series;

(c)                                     if the MTNs are Zero Coupon MTNs, references to interest are not applicable; and

(d)                                    a reference to the approval of APRA to anything occurring (including the redemption of a Note or a variation of a Transaction Document) shall be read as applying to the extent that such approval is required in accordance with any applicable prudential standards.

27.6                         References to principal and interest

Unless the contrary intention appears, in these Conditions:

(a)                                any reference to “principal” in the context of an MTN is taken to include the Redemption Amount of the MTN, any premium payable in respect of the MTN when it is issued, and any other amount in the nature of principal payable in respect of the MTN under these Conditions; and

(b)                               the principal amount of an MTN issued at a discount is to be taken as at any time to equal the lesser of:

(i)                                   its Denomination; and

(ii)                                if specified in the Pricing Supplement, its Amortised Face Amount at that time;

(c)                                the principal amount of an MTN which may vary by reference to a schedule or formula at any time is taken to equal its varied amount as determined in accordance with these Conditions;

(d)                               the principal amount of an Instalment MTN at any time is to be taken to be its Denomination less the total of the Instalment Amounts for that MTN repaid at that time to the extent that those Instalment Amounts relate to a repayment of principal; and

(e)                                any reference to “interest” in the context of an MTN is taken to include any interest and any amount in the nature of interest payable in respect of the MTN under these Conditions.

27.7                         Terms defined in Pricing Supplement

If these Conditions state that a definition has the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no meaning or specifies that the definition is “Not Applicable”, then that definition is not applicable to the MTNs.

Form of Note Pricing Supplement

The Pricing Supplement that will be issued in respect of each Tranche of Notes will be substantially in the form set out below.

Series No.:                                      [              ]

Tranche No.:                          [              ]

National Australia Bank Limited

(ABN 12 004 044 937)

Debt Issuance Programme

Issue of

[Aggregate Principal Amount of Tranche] [Title of Medium Term Notes (“MTNs”)]

The date of this Pricing Supplement is [     ]

This Pricing Supplement (as referred to in the Information Memorandum in relation to the above Programme) relates to the Tranche of Medium Term Notes referred to above.  It is supplementary to, and should be read in conjunction with the MTN Deed Poll dated 11 November 2003 and amended and restated as at 15 May 2007 made by the Issuer.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the MTNs or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The particulars to be specified in relation to the Tranche of MTNs referred to above are as follows:

1	Issuer	:	National Australia Bank Limited

2	Type of Issue	:	[Private/Syndicated Issue]

3	Public Offer Test Compliant	:	[It [is/is not] the Issuer’s intention that this issue of MTNs will be issued in a manner which will seek to satisfy the Public Offer Test]

4	Relevant Dealer[s]	:	[Name]

5	Lead Manager	:	[Name(s)]

6	Registrar	:	[Name and address]

7	Calculation Agent	:	[Name and address]

8	If to form a single Series with an existing Series, specify date on which all MTNs of the Series become fungible, if not the Issue Date	:	[Specify]

9	Aggregate Principal Amount of Tranche	:	[Specify]

10	Aggregate Principal Amount of Series (including the Tranche)	:	[Specify]

11	If interchangeable with existing Series	:	[Specify]

12	Issue Date	:	[Specify]

13	Purchase Price	:	[Specify]

13	Purchase Price	:	[Specify]

14	Denomination	:	[Specify amount and currency]

15	Type of MTNs	:	[Fixed Rate/ Floating Rate/Zero Coupon/ Amortising/ Term Subordinated/Undated Subordinated/ Other]

16	If MTNs are interest-bearing, specify whether they are:

	(a) Fixed Rate	:	[Yes/No]

	(b) Floating Rate	:	[Yes/No]

	(c) Other MTNs	:	[Yes/No]

17	If the MTNs are Fixed Rate, specify	:	Applicable [Yes/No]

	(a) Fixed Coupon Amount	:	[ ]

	(b) Interest Rate	:	[ ]

	(c) Interest Commencement Date, if not Issue Date	:	[ ]

	(d) Interest Payment Dates	:	[ ]

	(e) Business Day Convention	:	[ ]

	(f) Relevant Financial Centre(s)	:	[ ]

	(g) Day Count Fraction	:	[ ] (if none specified, the Day Count Fraction will be Actual/365 (Fixed) (as defined in the Terms and Conditions)).

18	If the MTNs are Floating Rate, specify	:	Applicable [Yes/No]

	(a) Interest Commencement Date, if not Issue Date	:	[ ]

	(b) Interest Rate	:	[Specify]

	(c) Interest Payment Dates	:	[ ]

	(d) Business Day Convention	:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention]

	(e) Margin	:	[ ] (state if positive or negative)

	(f) Minimum/Maximum Interest Rate	:	[ ]/[not applicable]

	(g) Day Count Fraction	:	[ ]

	(h) Fallback Interest Rate	:	[ ]

	(i) Linear Interpolation	:	Applicable [Yes/No]

[If ISDA Determination applies, specify]

	(j) Floating Rate Option	:	[ ]

	(k) Designated Maturity	:	[ ]

	(l) Reset Date	:	[ ]

[If Screen Rate Determination applies, specify]

	(j) Relevant Screen Page	:	[ ]

	(k) Relevant Time	:	[ ]

	(l) Reference Rate	:	[ ]

	(m) Reference Banks	:	[If none are specified, the Reference Banks will be four major banks specified by the Calculation Agent in the inter-bank market that is most closely connected with the Reference Rate]

	(n) Relevant Financial Centre	:	[If none is specified, the city most closely connected with the Reference Rate in the determination of the Calculation Agent]

	(o) Interest Determination Date	:	[ ]

19	If the MTNs are not Fixed Rate or Floating Rate , is another rate or amount of interest payable?	:	Applicable: [Yes/No]

[specify full interest determination provisions, including Interest Commencement Date, rate or calculation basis for interest or actual amounts of interest payable, amount and dates for payment, minimum/maximum rates]

20	Accrual of interest	:	Specify any change to Condition 12.6 or 12.7 of the MTN Terms regarding accrual of interest: [ ]

21	Default Rate	:	In the case of interest-bearing MTNs, specify rate of interest applying to overdue amounts: [ ]

22	Overdue Rate	:	Applicable: [Yes/No].

23	Amortisation Yield	:	In the case of Zero Coupon MTNs, specify the Amortisation Yield [ ]

24	Maturity Date	:	[ ] [In the case of an amortising MTNs, insert the date on which the last instalment of principal is payable].

25	Redemption Amount	:	[ ] [If Redemption Amount is not the outstanding principal amount of the MTNs, insert amount or full calculation provisions.]

26	Early Redemption
(Call) [MTNs only]

(a) Are the MTNs redeemable before their
Maturity Date at the option:
	of the Issuer under Condition 13.4?	:	Applicable [Yes/No]

	(b) If the amount payable on redemption is not the Redemption Amount together with any interest accrued on the MTNs, insert amount or full calculation provisions:		[ ]

(c) Specify minimum notice period for

	the exercise of the call option	:	[ ]

(d) Specify maximum notice period
	for the exercise of the call option	:	[ ]

(e) Specify any relevant conditions to
	exercise of option	:	[ ]

(f) Specify whether redemption at
Issuer’s option is permitted in respect
of some only of the MTNs and, if
so, any minimum aggregate
principal amount and the means by
which MTNs will be selected for
	redemption	:	[ ]

(g) Specify if MTN Holders are not to
receive accrued interest on early
	redemption at their option	:	[ ]

27	Early Redemption (Put)[MTNs only]
(a) Are the MTNs redeemable before their
Maturity Date at the option of
	MTN Holders under Condition 13.3	:	Applicable: [Yes/No]

(b) If the amount payable on redemption
is not the Redemption Amount
together with any interest accrued on
the MTNs, insert amount or full
	calculation provisions:		[ ]

(c) Specify minimum notice period for
	exercise of put option	:	[ ]

(d) Specify any relevant conditions to
	exercise of option	:	[ ]

(e) Specify if MTN Holders are not to
receive accrued interest on early redemption
	at Issuer’s option	:	[ ]

28	Early Redemption (Tax)

(a) If the amount payable on redemption
is not the Redemption Amount
together with accrued interest (if any)
thereon of the MTNs, insert amount or
	full calculation provisions	:	[ ]

(b) Specify if MTN Holders are not to
receive accrued interest on early
	redemption for tax reasons	:	[ ]

29	Early Redemption of Subordinated MTNs (Loss of tax deductibility)

(a) Are the MTNs redeemable before their
Maturity Date at the option of
	the Issuer under Condition 13.2A?	:	Applicable: [Yes/No]

(b) If the amount payable on redemption
is not the Redemption Amount
together with accrued interest (if any)
thereon of the MTNs, insert amount or
	full calculation provisions	:	[ ]

	(c) Specify if MTN Holders are not to receive accrued interest on early redemption for loss of tax deductibility	:	[ ]

30	Redemption of Zero Coupon MTNs	:	Specify any change to Condition 13.5(b) of the MTN Terms and Conditions

31	Taxation	:	Specify the additional circumstances in which an exception to the gross up obligation are to apply pursuant to Condition 16.3(e) of the MTN Terms

32	Specified Currency	:	[ ]

33	Other relevant terms and conditions	:	Specify any Conditions to be altered, varied, deleted otherwise than as provided above and also any additional Conditions to be included

34	ISIN	:	[ ]

35	Common Code	:	[ ]

36	Common Depositary	:	[ ]

37	U.S. selling restrictions	:	[ ]

38	Other selling restrictions	:	Specify any variation to the selling restrictions in appendix to this pricing supplement.

39	Listing	:	[ ]

40	Events of Default	:	Specify any additional (or modifications to) Events of Default

41	Additional or alternate newspapers	:	Specify any additional or alternate newspapers for the purposes of Condition 23.1(c) of the MTN Terms and Conditions

42	I&P Agent (Offshore)	:	Specify details of any appointed I&P Agent (Offshore) for the Series or Tranche of MTNs

43	Stabilisation Manager	:	Specify if applicable

44	Other amendments	:	[ ]

CONFIRMED

For and on behalf of
National Australia Bank Limited

By:	Date:
[Name] Authorised Officer

National Australia Bank Limited

The Issuer, together with its subsidiaries (“Group”), is an international financial services group that provides a comprehensive and integrated range of financial products and services.

The Issuer traces its history back to the establishment of The National Bank of Australasia in 1858. National Australia Bank Limited is a public limited company, incorporated on June 23, 1893 in Australia, which is the Issuer’s main domicile. The Issuer operates under the requirements of the Banking Act 1959 of Australia and the Corporations Act 2001 of Australia.

More detailed information and financial statements, including the notes thereto, are contained in the Issuer’s Annual Report to shareholders incorporated by reference into this Information Memorandum.  The Issuer’s Annual Report is publicly available on the internet at www.nabgroup.com.  The address of the Issuer is Level 26, 500 Bourke Street, Melbourne, Victoria 3000, Australia; telephone +61 3 8641 4905.

Selling and Distribution Restrictions

Pursuant to the Debt Issuance Programme Dealer Agreement dated on or about 11 November 2003 and amended and restated as at 15 May 2007 between the Issuer and the Dealers amended and supplemented from time to time (“Dealer Agreement”), the Notes will be offered by the Issuer through the Dealers.  The Issuer will have the sole right to accept any such offers to purchase Notes and may reject any such offer in whole or (subject to the terms of such offer) in part.  Each Dealer has the right, in its discretion reasonably exercised, to reject any offer to purchase Notes made to it in whole or (subject to the terms of such offer) in part.  The Issuer is entitled under the Dealer Agreement to appoint one or more Dealers as a dealer for a particular Tranche of Notes.

By its purchase and acceptance of Notes issued under the Dealer Agreement, each Dealer has agreed that it will observe all applicable laws and regulations in any jurisdiction in which it may offer, sell, or deliver Notes; and it will not directly or indirectly offer, sell, resell, re-offer or deliver Notes or distribute the Information Memorandum, any Pricing Supplement, circular, advertisement or other offering material relating to the Notes in any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.

Neither the Issuer or any of the Dealers have represented that any Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

The following selling restrictions apply:

1                                          Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (“Corporations Act”)) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”). Each Dealer has represented and agreed that, unless the relevant Pricing Supplement otherwise provides, it:

(a)                                has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b)                               has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to any Notes in Australia, unless (i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act, (ii) such action complies with applicable laws and directives and (iii) such action does not require any document to be lodged with ASIC.

Section 708(19) of the Corporations Act provides that an offer of debentures for issue or sale does not need disclosure to investors under Part 6D.2 of the Corporations Act if the relevant issuer is an authorised deposit-taking institution (“ADI”).  As at the date of this agreement, NAB is an ADI.

2                                          European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Dealer has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a)                              in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State and/or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)                             at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)                              at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)                             at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

3                                          The United Kingdom

Each Dealer has represented and agreed that:

(a)                                in relation to any Notes issued by the Issuer which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their business where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)                               it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(c)                                it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

4                                          The United States of America

Each Dealer understands that the Notes have not been and will not be registered under the US Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act.  Terms used in the preceding sentence and the following three paragraphs have the meaning given to them by Regulation S under the Securities Act.

Each Dealer has represented and agreed, severally and not jointly, that it has offered and sold the Notes of any identifiable tranche and will offer and sell the Notes of such tranche (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution of such tranche as determined and certified by the Lead Manager of such tranche (or other person performing a similar function), only in accordance with Rule 903 of Regulation S under the Securities Act.  Accordingly, neither the Dealers, their affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Notes, and the Dealers, their affiliates and any person acting on their behalf have complied and will comply with the offering restriction requirements of Regulation S.  Each Dealer has also agreed to notify the Issuer when it has completed the distribution of its portion of the Notes of any identifiable tranche (within the meaning of Regulation S) so that the Issuer may determine the completion of the distribution of all Notes of that tranche and notify any other relevant Dealers offering or selling the Notes of such tranche of the end of the distribution compliance period.

Each of the Dealers agrees, severally and not jointly, that, at or prior to confirmation of a sale of the Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases the Notes from it or through it during the restricted period a confirmation or notice to substantially the following effect:

“The Notes covered hereby which comprise an identifiable tranche of securities have not been registered under the United States Securities Act of 1933 (“Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time and (ii) otherwise until forty days after the completion of the distribution of such tranche as determined and certified to the Issuer by the Lead Manager (or other person performing a similar function), except in either case in accordance with Regulation S  under the Securities Act.  Terms used above have the meaning given to them by the Securities Act or Regulation S thereunder.”

Each Dealer has represented and each further Dealer appointed will be required to represent that it has not entered and agreed that it will not enter into any contractual arrangement with any distributor with respect to the distribution or delivery of the Notes, except with the prior written consent of the Issuer.  In addition, until forty days after the completion of the offering of Notes comprising any identifiable tranche, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering of those Notes) may violate the registration requirements of the Securities Act if such offer or sale is not made in accordance with an exemption from the registration requirements thereunder.

5                                          Hong Kong

Each Dealer has represented and agreed that:

(a)                                it has not offered, sold, delivered or transferred, and will not offer, sell, deliver or transfer in Hong Kong, by means of any document, any Notes other than:

(i)                                   to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)                                to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under the SFO; or

(iii)                             in other circumstances which do not do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)                               it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation,  or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO

6                                          Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, each Dealer has represented and agreed that the Notes have not been offered or sold and will not be offered or sold or made the subject of an invitation for subscription or purchase nor will the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) pursuant to, and in accordance with, the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act, which has subscribed or purchased Notes, namely a person who is:

(a)                                a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)                               a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act except:

(i)                                      to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii)                                   where no consideration is given for the transfer; or

(iii)                                by operation of law.

7                                          Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (“Securities and Exchange Law”).  Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and ministerial guidelines of Japan.

8                                          New Zealand

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that: (1) it has not offered, sold or delivered and will not directly or indirectly offer, sell, or delivery any Note and (2) it will not distribute any offering circular or advertisement in relation to any offer of Notes, in New Zealand other than: (A) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; (B) to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the Notes (disregarding any amount lent by the offeror, the Issuer, or any associated person of the offeror or Issuer) before the allotment of those Notes; or (C) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

9                                          China

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a)                                it has not offered or sold and will not offer or sell in the People’s Republic of China (“PRC”) by means of any document, any Note other than in full compliance with the relevant laws and regulations of the PRC including but not limited to the Securities Law of the PRC and the Company Law of the PRC; and

(b)                               it has complied and will comply with all applicable laws and regulations of the PRC with respect to anything done by it in relation to any Notes in, or otherwise involving the PRC.

10                                 General

These selling restrictions may be modified by the agreement of the Issuer and the Permanent Dealers after consultation with the Dealers following a change in or clarification of a relevant law, regulation, directive, request or guideline having the force of law or compliance with which is in accordance with the practice of responsible financial institutions in the country concerned or any change in or introduction of any of them or in their interpretation or administration.  Any such modification will be set out in the relevant Subscription Agreement, if applicable, and in the Pricing Supplement issued in respect of the Notes to which it relates or in a supplement to, and update of, the Information Memorandum.

Australian Taxation

The following is a summary of the taxation treatment under the Income Tax Assessment Acts of 1936 and 1997 of Australia (together, “Australian Tax Act”), at the date of this Information Memorandum, of payments of interest (as defined in the Australian Tax Act) on the short term notes and medium term notes (together, the “Notes”) to be issued by the Issuer under the Programme and certain other matters.  It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of Notes (including, without limitation, dealers in securities, custodians or other third parties who hold Notes on behalf of Australian residents holding Notes in the course of carrying on a trade or business at or through a permanent establishment outside Australia or non-residents of Australia (other than non-residents carrying on a trade or business at or through a permanent establishment in Australia)).

Prospective holders of Notes should also be aware that particular terms of issue of any Series of Notes may affect the tax treatment of that and other Series of Notes.  The following is a general guide and should be treated with appropriate caution.  Prospective holders of Notes (including, without limitation, dealers in securities, custodians or other third parties who hold Notes on behalf of Australian residents holding Notes in the course of carrying on a trade or business at or through a permanent establishment outside Australia or non-residents of Australia (other than non-residents carrying on a trade or business at or through a permanent establishment in Australia)) who are in any doubt as to their tax position should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.

1                                          Interest withholding tax

An exemption from Australian interest withholding tax imposed under Division IIA of Part III of the Australian Tax Act (“IWT”) is available, in respect of the Notes issued by the Issuer, under section 128F the Australian Tax Act if the following conditions are met:

(a)                                   the Issuer is either a resident of Australia or a non-resident carrying on business at or through a permanent establishment in Australia when it issues Notes and when interest (as defined in section 128A(1AB) of the Australian Tax Act) is paid.  Interest is defined to include amounts in the nature of, or in substitution for, interest;

(b)                                  those Notes are issued in a manner which satisfies the public offer test set out in subsection 128F(3) or subsection 128F(4).  There are five principal methods of satisfying the public offer test, only one of which needs to be satisfied.  The purpose of the public offer test is to ensure that lenders in capital markets are aware that the Issuer is offering those Notes for issue.  In summary, the five methods are:

•                       offers to 10 or more unrelated financiers or securities dealers;

•                       offers to 100 or more investors;

•                       offers of listed Notes;

•                       offers via publicly available information sources; and

•                       offers to a dealer, manager or underwriter who offers to sell those Notes within 30 days by one of the preceding methods.

In addition, the issue of any of those Notes (whether in global form or otherwise) and the offering of interests in any of those Notes by one of these methods should satisfy the public offer test;

(c)                                   the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that those Notes or interests in those Notes were being, or would later be, acquired, directly or indirectly, by an “associate” of the Issuer, except as permitted by section 128F(5) of the Australian Tax Act; and

(d)                                  at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an “associate” of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.

A Note must also either be a debenture as defined for the purposes of section 128F (but not an equity interest) or a debt interest.  The Australian government has introduced legislation to amend section 128F to limit the types of non-debenture debt interests that will be eligible for exemption from IWT to certain shares that are treated as debt, some syndicated loans and other debt interests that may be prescribed by future regulations.  These amendments will apply to interest paid in respect of debt interests issued from 7 December 2006, and to some syndicated loans entered into on or after 21 March 2005.  In the present circumstances, the Issuer intends to issue the Notes in a form that will represent a debenture or debentures.

Associates

An “associate” of an Issuer for the purposes of section 128F of the Australian Tax Act includes (i) a person or entity which holds 50% or more of the voting shares of, or otherwise controls, the Issuer, (ii) an entity which is a subsidiary of, or otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity who is an “associate” of another person or company which is an “associate” of the Issuer under any of the foregoing.

However, for the purposes of sections 128F(5) and (6) of the Australian Tax Act (see paragraphs (c) and (d) above), “associate” does not include:

(A)                               onshore associates (ie Australian resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia); or

(B)                                 offshore associates (ie Australian resident associates that hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the Notes in the course of carrying on business through a permanent establishment in Australia) who are acting in the capacity of:

(i)                                      in the case of section 128F(5) only, a dealer, manager or underwriter in relation to the placement of the relevant Notes); or

(ii)                                   a clearing house, custodian, funds manager, responsible entity of a registered scheme or, in the case of section 128F(6) only, paying agent.

Compliance with section 128F of the Australian Tax Act

Unless otherwise specified in any relevant Pricing Supplement (or another relevant supplement to this Information Memorandum), the Issuer intends to issue the Notes in a manner which will satisfy the requirements of section 128F of the Australian Tax Act.

US and UK Resident Noteholders

The Australian government has signed a number of new or amended double tax conventions (New Treaties) with the United States and the United Kingdom (each a Specified Country).  The New Treaties apply to interest derived by a resident of a Specified Country.

The New Treaties effectively prevent Australia from imposing IWT to interest derived by:

•                                           governments of the Specified Countries and certain governmental authorities and agencies in a Specified Country; and

•                                           certain (1) banks, and (2) other financial institutions resident in a Specified Country which substantially derive their profits by carrying on a business of raising and providing finance, and which are unrelated to and dealing wholly independently with the Issuer by reducing the IWT rate to zero.

Under the New Treaties back-to-back loans and economically equivalent arrangements will not obtain the benefit of the reduction in IWT mentioned above and the anti-avoidance provisions in the Australian Tax Act can apply.

New double tax conventions have also recently been negotiated by Australia with France, Finland and Norway respectively.  The new conventions with France, Finland and Norway contain IWT exemptions similar to those in the New Treaties with the Specified Countries.  The new conventions with France, Finland and Norway have not yet become effective.

Payment of additional amounts

As set out in more detail in the relevant Terms and Conditions for the Notes, and unless expressly provided to the contrary in the relevant Pricing Supplement (or another relevant supplement to this Information Memorandum), if an Issuer is at any time compelled or authorised by law to deduct or withhold an amount in respect of any Australian withholding taxes imposed or levied by the Commonwealth of Australia or the State of Victoria in respect of the Notes, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the holders of those Notes after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required.  If an Issuer is compelled by law in relation to any Notes to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those Notes in accordance with the relevant Terms and Conditions.

2                                          Other tax matters

Subject to paragraph 3, under Australian laws as presently in effect:

(a)                                   income tax - assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest to a holder of the Notes, who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income taxes; and

(b)                                  gains on disposal of Notes - a holder of the Notes, who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source.  A gain arising on the sale of Notes by a non-Australian resident holder to another non-Australian resident where the Notes are sold outside Australia and all negotiations are conducted, and documentation executed, outside Australia would not be regarded as having an Australian source; and

(c)                                   deemed interest - there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for withholding tax purposes when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia.  These rules do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the Notes had been held to maturity by a non-resident; and

(d)                                  death duties - no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death; and

(e)                                   stamp duty and other taxes - no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any Notes; and

(f)                                     other withholding taxes on payments in respect of Notes -  section 12-140 of Schedule 1 to the Taxation Administration Act 1953 of Australia (“Taxation Administration Act”) imposes a type of withholding tax at the rate of (currently) 46.5% on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number (“TFN”), (in certain circumstances) an Australian Business Number (“ABN”) or proof of some other exception (as appropriate).  Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, then the requirements of section 12-140 do not apply to payments to a holder of Notes in registered form who is not a resident of Australia and not holding those Notes in the course of carrying on business at or through a permanent establishment in Australia.  Payments to other classes of holders of Notes in registered form may be subject to a withholding where the holder of those Notes does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate); and

(g)                                  supply withholding tax - payments in respect of the Notes can be made free and clear of the “supply withholding tax” imposed under section 12-190 of the Taxation Administration Act;

(h)                                  goods and services tax (GST) - neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply.  Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia; and

(i)                                      debt/equity rules - Division 974 of the Australian Tax Act contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT.  The Issuer intends to issue Notes which are to be characterised as “debentures” as defined for the purposes of section 128F (which are not equity interests) for the purposes of the tests contained in Division 974 and the returns paid on the Notes are to be “interest” for the purpose of section 128F of the Australian Tax Act.  Accordingly, Division 974 should not affect the Australian tax treatment of holders of Notes;

(i)                                      additional withholdings from certain payments to non-residents - section 12-315 of Schedule 1 to the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents.  However section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules.  Further, regulations may only be made if the responsible minister is satisfied the specified payments are of a kind that could reasonably relate to assessable income of foreign residents.  The regulations promulgated prior to the date of this Information Memorandum are not relevant to any payments in respect of the Notes.  Any further regulations should not apply to repayments of principal under the Notes, as in the absence of any issue discount such amounts will generally not be related to assessable income.  The possible application of any regulations to the proceeds of any sale of the Notes will need to be monitored;

(i)                                      taxation of foreign exchange gains or losses - Division 775 of the Australian Tax Act contains rules to deal with the taxation consequences of foreign exchange transactions.  The rules are very complicated and, generally speaking, will require Australian taxpayers, or non-residents that hold assets, or incur liabilities in the course of carrying on business in Australia, to perform complex (and frequent) calculations to determine the foreign exchange gains and losses they are taxed upon in respect of holding assets (or incurring liabilities) in non-Australian currency.

There are several exclusions from the rules.  In particular, authorised deposit taking institutions under the Banking Act 1959 of Australia (“ADIs”) and non-ADI financial institutions (as defined) are excluded from the foreign exchange gains and losses rules (on the basis that different and more extensive retranslation rules will ultimately apply to them as part of the Government’s plan for further reform of taxation of financial arrangements).

The Issuer is an ADI.  Accordingly, for so long as the Issuer has that status the foreign exchange gains or losses rules will not apply to the Issuer.  However, the rules may apply to any holders of the Notes denominated in a currency other than Australian dollars that are not ADIs or non-ADI financial institutions and which are Australian residents or non-residents that hold those Notes in the course of carrying on business in Australia.  Any such holders of Notes should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

3                                          Recent developments

Taxation of Financial Arrangements

On 3 January 2007 the Australian Minister for Revenue and Assistant Treasurer issued a revised exposure draft of proposed new rules for the “Taxation of Financial Arrangements.”  It is intended that the new rules (if enacted) would represent a new code for the taxation of receipts and payments in relation to financial arrangements.  The new division defines financial arrangements and sets out five tax-timing methods.  These methods (fair value, accruals, retranslation, realisation and hedging) determine the tax-timing treatment of all financial arrangements covered by the legislation.

The exposure draft specifies that the proposed commencement date for the new rules will be on or after 1 July 2008.  Taxpayers may also be able to elect for the new rules to apply to all financial arrangements existing on or after 1 July 2007.

The exposure draft does not contain any indication as to how (if at all) the proposed rules are to relate to the imposition of IWT.  However, the Australian government has given no indication that it intends the new rules to apply in a manner which overrides the section 128F exemption.

It is expected that the Australian government will consult with taxpayers and industry representatives to develop the final legislation.

Directory

Issuer

National Australia Bank Limited

Level 26, 500 Bourke Street

Melbourne   VIC   3000

Facsimile:       (61 3) 6841 4905

Attention:       Manager Group Capital &
Funding

Registrar

Austraclear Services Limited

20 Bridge Street

Sydney   NSW   2000

Facsimile:       (61 2) 9227 0667

Attention:       Manager, Agency & Registry
Services

Dealer

National Australia Bank Limited

Level 26, 255 George Street

Sydney, NSW, 2000

Australia

Telephone:           (61 2) 9237 1558

Facsimile:          (61 2) 9237 1660

Attention:             Head of Capital Markets
Origination

Supplemental STN Deed Poll

Dated 15 May 2007

National Australia Bank Limited ABN 12 004 044 937 (the “Issuer”)

Mallesons Stephen Jaques

Level 50

Bourke Place

600 Bourke Street

Melbourne  Vic  3000

Australia

T +61 3 9643 4000

F +61 3 9643 5999

DX 101 Melbourne

www.mallesons.com

03-5171-0355

Ref: IMP:SRM:VAV

Supplemental STN Deed Poll

Contents

Details

General terms

1	Interpretation

2	Amendments

3	Confirmation and acknowledgement

3.1	Confirmation
3.2	Conflict
3.3	Transaction Document

4	Costs

5	General

6	Governing law

Schedule 1 - Amended and Restated STN Deed Poll

Signing page

i

Supplemental STN Deed Poll

Details

Parties	Issuer

Issuer	Name	National Australia Bank Limited

	ABN	12 004 044 937

	Address	Level 26 500 Bourke Street Melbourne VIC 3000

Date of Amending Deed	See Signing page

1

Supplemental STN Deed Poll

General terms

1                                          Interpretation

These meanings apply unless the contrary intention appears:

Effective Date means the date of this deed.

Original Document means the STN Deed Poll with National Australia Bank Limited as Issuer dated 11 November 2003.

2                                          Amendments

As from the Effective Date, the Original Document is amended and restated as set out in the document attached to Schedule 1 of this deed.

3                                          Confirmation and acknowledgement

3.1                                Confirmation

Each party confirms that, other than as provided for in clause 2 (“Amendments”), the Original Document remains in full force and effect.

3.2                                Conflict

If there is a conflict between the Original Document and this deed, the terms of this deed prevail.

3.3                                Transaction Document

The parties acknowledge that this deed is a Transaction Document.

4                                          Costs

Each party agrees to bear its own costs in connection with the registration, preparation and execution of this deed.

5                                          General

Clause 16 (“Notices”) and clause 19 (“Interpretation”) of Schedule 1 of the Original Document apply to this deed as if they were fully set out in this deed.

2

6                                          Governing law

This deed is governed by the law in force in Victoria and each party submits to the non-exclusive jurisdiction of the courts of that place.

EXECUTED as a deed poll.

3

Supplemental STN Deed Poll

Schedule 1 - Amended and Restated STN Deed Poll

4

Supplemental STN Deed Poll

Signing page

DATED: 15 May 2007

Issuer

SIGNED, SEALED AND	)
DELIVERED by	)
)
as attorney for NATIONAL	)
AUSTRALIA BANK LIMITED	)
under power of attorney dated	)
)
in the presence of:	)
)
)
	)	By executing this deed the attorney states that the
Signature of witness	)	attorney has received no notice of revocation of the
	)	power of attorney
)

Name of witness (block letters)

5

Amended and Restated STN Deed Poll

Dated 11 November 2003 and amended and restated as at 15 May 2007 in relation to the Debt Issuance Programme of
National Australia Bank Limited

The STNs have not been and will not be registered under the US Securities Act of 1933, as amended (“Securities Act”), or the securities laws of any state in the United States.  The STNs may not be offered or sold at any time within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act), unless such STNs are registered under the Securities Act or an exemption from the registration requirements thereof is available.

Mallesons Stephen Jaques

Level 50

Bourke Place

600 Bourke Street

Melbourne  Vic  3000

Australia

T +61 3 9643 4000

F +61 3 9643 5999

DX 101 Melbourne

www.mallesons.com

Ref:  IMP:SRM

Amended and Restated STN Deed Poll

Contents

General terms

1	The STNs

1.1	Creation of STNs
1.2	Undertaking to pay
1.3	Appointment of Registrar

2	Rights and obligations of STN Holders

2.1	Benefit and entitlement
2.2	Rights independent
2.3	STN Holders bound
2.4	Directions to hold STN Deed Poll

3	Governing law, jurisdiction and service of process

3.1	Governing law
3.2	Jurisdiction

4	Interpretation

4.1	Definitions
4.2	Interpretation

Schedule 1 - Terms and Conditions of the STNs

Part 1 Introduction

Part 2 Form, Denomination and Title

Part 3 Interest

Part 4 Redemption and purchase

Part 5 Payments

Part 6 General

Signing page

i

Amended and Restated STN Deed Poll

Interpretation – Definitions are at the end of this deed before the schedules.

Parties	Issuer

Issuer	Name	National Australia Bank Limited

	ABN	12 004 044 937

	Address	Level 26, 500 Bourke Street, Melbourne, Vic 3000

	Fax	(61 3) 8641 4905

	Attention	Manager Group Capital & Funding

In favour of	Each person who is from time to time an STN Holder (as defined in the STN Terms and Conditions).

Recitals
A                                      The Issuer proposes to issue STNs (as defined in the STN Terms and Conditions) from time to time.
B                                        The STNs will be issued in registered form by inscription in the Register (as defined in the STN Terms and Conditions).

Date	11 November 2003 and amended and restated as at 15 May 2007

1

General terms

1                                          The STNs

1.1                                Creation of STNs

The obligations of the Issuer under the STNs are constituted by, and specified in, this deed.

1.2                                Undertaking to pay

The Issuer undertakes with each STN Holder:

(a)                                   to pay, in respect of each STN which is held by the STN Holder, the principal, any interest and any other money payable in respect of each STN in accordance with the STN Terms and Conditions; and

(b)                                  otherwise to comply with the STN Terms and Conditions.

1.3                                Appointment of Registrar

The Issuer agrees to appoint the Registrar as registrar under the Registry Services Agreement and to procure that the Registrar establishes and maintains during its term of appointment a principal Register in New South Wales, Australia or any other place as the Issuer and the Registrar may agree.

2                                          Rights and obligations of STN Holders

2.1                                Benefit and entitlement

This deed is executed as a deed poll.  Accordingly, each STN Holder has the benefit of, and is entitled to enforce, this deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

2.2                                Rights independent

Each STN Holder may enforce its rights under this deed independently from the Registrar and each other STN Holder.

2.3                                STN Holders bound

Each STN Holder and any person claiming through or under an STN Holder is bound by this deed.  The STNs are issued subject to and on the basis that each STN Holder is taken to have notice of, and be bound by, all the provisions of this deed, the Information Memorandum, the STN Terms and Conditions and the relevant STN Supplement.

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2.4                                Directions to hold STN Deed Poll

Each STN Holder is taken to have irrevocably instructed the Issuer that this deed is to be delivered to and held by the Registrar and appointed and authorised the Registrar to hold this deed in New South Wales or such other place as the Issuer and the Registrar may agree, on its behalf.

3                                          Governing law, jurisdiction and service of process

3.1                                Governing law

This deed is governed by the law in force in Victoria, Australia and each party submits to the non-exclusive jurisdiction of the Courts in that place.

3.2                                Jurisdiction

Conditions 18.2 (“Jurisdiction”) and 18.3 (“Serving documents”) apply to this deed as if they were fully set out in this deed.

4                                          Interpretation

4.1                                Definitions

These meanings apply unless the contrary intention appears.

STN Terms and Conditions of an STN means the terms and conditions applicable to that STN set out in schedule 1, as amended, supplemented or replaced by the relevant STN Supplement.

4.2                                Interpretation

Condition 19 (“Interpretation”) applies to this deed as if it was fully set out in this deed.

EXECUTED as a deed poll

3

Amended and Restated STN Deed Poll

Schedule 1 - Terms and Conditions of the STNs

The following are the general terms and conditions which will apply to each STN issued under the Debt Issuance Programme of National Australia Bank Limited.  Definitions and interpretation provisions are set out in Condition 19 (“Interpretation”).

Part 1 Introduction

1                                          Introduction

1.1                                Programme

The STNs have been issued under a Debt Issuance Programme established on or about 11 November 2003 and amended and restated as at 15 May 2007 by National Australia Bank Limited (“Issuer”).

1.2                                Clearing system

STNs may be held in a Clearing System.  If STNs are held in a Clearing System, the rights of each STN Holder and any other person holding an interest in those STNs are subject to the rules and regulations of the Clearing System.  The issuer is not responsible for anything the Clearing System does or omits to do.

Part 2 Form, Denomination and Title

2                                          Form

2.1                                Form

The STNs are issued in registered form.  No certificates will be issued to STN Holders unless the Issuer determines that certificates should be available or are required by any applicable law or regulation.

2.2                                Constitution under STN Deed Poll

The STNs are registered debt obligations of the Issuer, constituted by, and owing under, the STN Deed Poll and take the form of entries in the Register.  Each entry in the Register constitutes a separate and individual acknowledgement to the relevant STN Holder of the indebtedness of the Issuer to the relevant STN Holder.

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2.3                                Independent obligations

The obligations of the Issuer in respect of each STN constitute separate and independent obligations which the STN Holder to whom those obligations are owed is entitled to enforce without having to join any other STN Holder or any predecessor in title of an STN Holder.

3                                          Denomination

STNs must be issued in a single denomination.  STNs of one denomination may not be exchanged for STNs of another denomination.

4                                          Currency

The STNs must be denominated in Australian dollars or an Alternate Currency specified in the relevant STN Supplement.

5                                          Status

5.1                                Status of the STNs

The STNs constitute direct, unconditional and unsecured obligations of the Issuer.

5.2                                Ranking of STNs

The STNs rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

5.3                                Nature of obligations

The indebtedness evidenced by the STNs will not be a deposit liability for the purposes of section 13A of the Banking Act 1959 of Australia.

6                                          Title and transfer of STNs

6.1                                Registered form

Each STN takes the form of an entry in the Register.

6.2                                Title

Title to STNs passes when details of the transfer are entered in the Register.

6.3                                Effect of entries in Register

Each entry in the Register in respect of an STN constitutes:

(a)                                   an unconditional and irrevocable undertaking by the Issuer to the STN Holder to make all payments in respect of the STN in accordance with the STN Documents; and

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(b)                                  an entitlement to the other benefits given to the STN Holders under the STN Documents in respect of the relevant STN.

6.4                                Register conclusive as to ownership

Entries in the Register in relation to an STN constitute conclusive evidence that the person so entered is the absolute owner of the STN subject to correction for fraud or error.

6.5                                Non-recognition of interests

Except as required by law, the Issuer and the Agents must treat the person whose name is entered in the Register as the holder of an STN as the absolute owner of that STN.  This Condition applies whether or not an STN is overdue and despite any notice of ownership, trust or interest in the STN.

6.6                                Joint holders

Where two or more persons are entered in the Register as the joint holders of an STN then they are taken to hold the STN as joint tenants with rights of survivorship, but the Registrar is not bound to register more than four persons as joint holders of an STN.

6.7                                Transfers in whole

STNs may be transferred in whole but not in part.

6.8                                Compliance with laws

STN Holders may only transfer STNs if:

(a)                                   the offer or invitation giving rise to the transfer is not:

(i)                                      an offer or invitation which requires disclosure to investors under Part 6.2D of the Corporations Act; or

(ii)                                   an offer to a retail client for the purposes of Chapter 7 of the Corporations Act; and

(b)                                  the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place.

6.9                                Transfer procedures

Application for the transfer of STNs not entered into the Austraclear System must be made by the lodgment of a transfer form with the Registrar at its Specified Office.  Transfer forms must be in the form available from the Registrar.  Each transfer form must be:

(a)                                   duly completed;

(b)                                  accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(c)                                   signed by both the transferor and the transferee.

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STNs entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations and the Registry Services Agreement.

6.10                         Austraclear as STN Holder

Where Austraclear is recorded in the relevant Register as the STN Holder, each person in whose Security Record (as defined in the Austraclear Regulations) an STN is recorded is deemed to acknowledge in favour of the Registrar and Austraclear that:

(a)                                   the Registrar’s decision to act as the Registrar of that STN is not a recommendation or endorsement by the Registrar or Austraclear in relation to that STN, but only indicates that the Registrar considers that the holding of the STNs is compatible with the performance by it of its obligations as Registrar under the Registry Services Agreement; and

(b)                                  the STN Holder does not rely on any fact, matter or circumstance contrary to Condition 6.10(a).

Part 3 Interest

7                                          Interest

7.1                                Application

STNs may be either interest-bearing or non interest-bearing, as specified in the STN Supplement.  In relation to any Tranche of STNs, the STN Supplement may specify actual amounts of interest payable (“Interest Amount”) rather than, or in addition to, a rate or rates at which interest accrues.

7.2                                Calculation of interest payable

Each STN in relation to which this Condition 7 is specified in the STN Supplement as being applicable will bear interest on its principal amount at the fixed coupon rate or the rate or rates per annum specified in the STN Supplement from the Interest Commencement Date of the STNs.  Interest will be payable in arrears on the Maturity Date specified in the STN Supplement.

Part 4 Redemption and purchase

8                                          Redemption

8.1                                Scheduled redemption

Each STN is redeemable by the Issuer on the Maturity Date at its face amount unless:

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(a)                                   the STN has been previously redeemed; or

(b)                                  the STN has been purchased and cancelled.

8.2                                Purchase

The Issuer and any of its Related Entities may at any time purchase STNs in the open market or otherwise and at any price.  If purchases are made by tender, tenders must be available to all STN Holders alike.  All unmatured STNs purchased under this Condition 8.2 (“Purchase”) are not extinguished (unless held beneficially by the Issuer at the Maturity Date) and to the extent held beneficially by the Issuer prior to that Maturity Date may be held, resold or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

8.3                                Cancellation

All STNs redeemed by the Issuer or purchased by or on behalf of the Issuer or any of its Related Entities under Condition 8.2 (“Purchase”) must be cancelled immediately.

Part 5 Payments

9                                          General Payments

9.1                                Summary of payment provisions

Payments in respect of STNs will be made in accordance with Condition 10 (“Payments”).

9.2                                Payments subject to laws

All payments of principal and interest are subject to all applicable fiscal laws and other Directives, but without prejudice to the provisions of Condition 11 (“Taxation”).

9.3                                Payments on business days

If a payment:

(a)                                   is due on an STN on a day which is not a Business Day then the due date for payment will be the next Business Day unless that day falls on the following month, in which case on the previous Business Day; or

(b)                                  is to be made to an account on a Business Day on which banks are not open for general banking business in the place in which the account is located, then the due date for payment will be the first following day on which banks are open for general banking business in that place,

8

and in either case, the STN Holder is not entitled to any additional payment in respect of that delay.

10                                   Payments

10.1                         Payments of principal

Payments of principal in respect of an STN will be made to each person registered at the close of business on the relevant Maturity Date as the holder of that STN.

10.2                         Payment of interest

Payments of interest in respect of an STN, if applicable, will be made to each person registered at the close of business on the relevant Record Date as the holder of the STN, unless otherwise specified in the STN Supplement.

10.3                         Payments to accounts

The Issuer agrees to make payments in respect of an STN:

(a)                                   if the STN is held in a Clearing System, by crediting on the Payment Date, the amount due to the account previously notified by the Clearing System to the Issuer and the Registrar in accordance with the Clearing System’s rules and regulations in the country of the currency in which the STN is denominated; and

(b)                                  if the STN is not held in a Clearing System, subject to Condition 10.4 (“Payments by cheque”) by crediting on the Payment Date, the amount due to an account previously notified by the STN Holder to the Issuer and the Registrar in the country of the currency in which the STN is denominated.

10.4                         Payments by cheque

If an STN Holder has not notified the Registrar of an account to which payments to it must be made by close of business in the place where the Register is maintained on the Record Date, the Issuer may make payments in respect of the STNs held by that STN Holder by cheque.

If the Issuer makes a payment in respect of an STN by cheque, the Issuer agrees to send the cheque by prepaid ordinary post on the Business Day immediately before the due date, to the STN Holder (or if two or more persons are entered in the Register as joint STN Holders of the STN, to the first named joint STN Holder) at its address appearing in the Register at close of business in the place where the Register is maintained on the Record Date.

Cheques sent to an STN Holder are sent at the STN Holder’s risk and are taken to be received by the STN Holder on the due date for payment.  If the Issuer makes a payment in respect of an STN by cheque, the Issuer is not required to pay any additional amount  as a result of the STN Holder not receiving payment on the due date in immediately available funds.

9

10.5                         No US payments

No payment of interest will be made to an address in the United States or transferred to an account maintained by the STN Holder in the United States.

11                                   Taxation

11.1                         No set-off, counterclaim or deductions

All payments in respect of the STNs must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless prohibited by law.

11.2                         Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the STNs such that the STN Holder would not actually receive on the due date the full amount provided for under the STNs, then the Issuer agrees to deduct the amount for the Taxes.  The Issuer has no obligation or liability to reimburse or compensate or make any payment to an STN Holder for or in respect of the amount deducted or withheld amount.

12                                   Time limit for claims

12.1                         Time limit

A claim against the Issuer for a payment under an STN is void unless presented for payment within 5 years from the Maturity Date.

12.2                         Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of an STN to the extent that a cheque which has been duly sent in Australian dollars remains uncashed at the end of the period of 5 years from the Maturity Date.

Part 6 General

13                                   Agents

13.1                         Role of Agents

In acting under the relevant Agency Agreement and in connection with the STNs, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the STN Holders.

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13.2                         Appointment and replacement of Agents

Subject to Condition 13.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor.

13.3                         Required Agents

The Issuer must at all times maintain a Register.

13.4                         Change of Agent Notice

Notice of any change of a relevant Agent or its Specified Offices must promptly be given to the relevant STN Holders by the Issuer or the Agent on its behalf.

14                                   Variation

14.1                         Variation with consent

Subject to condition 14.2 (“Variation without consent”), any STN Document (including, without limitation, the STNs, the STN Supplement and these Conditions) may be varied with the consent of the STN Holders of the relevant Series.

14.2                         Variation without consent

Any STN Document (including, without limitation, the STNs, the STN Supplement and these Conditions) may be amended without the consent of the STN Holders if the amendment:

(a)                                   is of a formal, minor or technical nature;

(b)                                  is made to correct a manifest error;

(c)                                   is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and, in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the STN Holders; or

(d)                                  in so far as such amendments apply only to STNs issued after the date of amendment.

15                                   Further issues

The Issuer may from time to time, without the consent of the STN Holders issue further STNs having the same Conditions as the STNs in a particular Series in all respects (or in all respects except for the first payment of interest) so as to form a single series with the STNs of that Series.

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16                                   Notices

16.1                         Notices to STN Holders

All notices, certificates, consents, approvals, waivers and other communications in connection with an STN to the STN Holders must be in writing and may be:

(a)                                   sent by prepaid post (airmail if appropriate) or left at the address of the relevant STN Holder (as shown in the relevant Register at the close of business on the day which is 3 Business Days before the date of the relevant notice or communication);

(b)                                  given by an advertisement published in the Australian Financial Review or The Australian; or

(c)                                   if the STN Supplement for the MTN specifies an additional or alternate newspaper, given by a publication in that newspaper.

16.2                         When effective

They take effect from the time they are taken to be received unless a latter time is specified in them.

16.3                         Receipt publication in newspaper

If published in a newspaper, they are taken to be received on the first date that publication has been made in all the required newspapers.

16.4                         Receipt - postal

If sent by post, they are taken to be received on the fifth day after posting.

16.5                         Non-receipt of notice

If there are two of more STN Holders, the non-receipt of any notice by, or the accidental omission to give any notice to, an STN Holder does not invalidate the giving of that notice.

17                                   Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due.  However, if an STN Holder receives an amount in a currency other than that in which it is due:

(a)                                   it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate.  It may deduct its usual costs in connection with the conversion; and

12

(b)                                  the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

18                                   Governing law and jurisdiction

18.1                         Governing law

The STNs are governed by the law in force in Victoria, Australia.

18.2                         Jurisdiction

The Issuer submits to the non-exclusive jurisdiction of the courts of Victoria and courts of appeal from them.  The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

18.3                         Serving documents

Without preventing any other method of service, any document in any action may be served on a party by being delivered or left at that party’s address in the STN Deed Poll.

19                                   Interpretation

19.1                         Definitions

In these Conditions the following expressions have the following meanings:

Agency Agreement means:

(a)                                   the Registry Services Agreement; and

(b)                                  any other agency agreement entered into by the Issuer in relation to an issue of STNs under the Programme.

Agent means the Registrar and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Alternate Currency means a currency (other than Australian dollars) which is specified in the relevant STN Supplement.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the regulations known as “Austraclear System Regulations” established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.

13

Business Day means a day on which commercial banks and foreign exchange markets are open to settle payments and for general business in Sydney and Melbourne.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Directive means:

(a)                                   a law; or

(b)                                  a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).

Interest Commencement Date means the Issue Date or such other date as may be specified as such in the STN Supplement.

Interest Rate means the rate or rates (expressed as a percentage per annum) or amount or amounts of interest payable in respect of the STNs specified in, or calculated or determined in accordance with the provisions of, the STN Supplement.

Issue Date means the date on which an STN is, or is to be issued.

Maturity Date means, for an STN, the date specified for redemption of that STN.

Outstanding means in relation to the STNs of all or any Series, all of the STNs of such Series other than:

(a)                                   STNs which have been redeemed or satisfied in full by the Issuer; or

(b)                                  STNs for which funds equal to their principal amount are on deposit with the Registrar on terms which prohibit the redemption of those STNs or in respect of which the Registrar holds an irrevocable direction to apply funds in repayment of STNs to be redeemed on that day; or

(c)                                   STNs which have been purchased or cancelled in accordance with Condition 8.3 (“Cancellation”); or

(d)                                  STNs in respect of which an STN Holder is unable to make a claim as a result of the operation of Condition 12 (“Time limit for claims”).

Programme means the debt issuance programme established by the Issuer and described in Condition 1.1.

Record Date means, in the case of payments of interest or principal, the close of business in the place where the Register is maintained on the third day before the relevant due date for payment or such other date that may be specified in the relevant STN Supplement.

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Register means a register, including any branch register, of holders of STNs established and maintained by or on behalf of the Issuer under the Registry Services Agreement.

Registrar means in relation to STNs, Austraclear Services Limited (ABN 28 003 284 419) or any other person appointed by the Issuer under the Registry Services Agreement to maintain the Register and perform any payment and other duties as specified in that agreement.

Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” dated on or about 11 November 2003 between the Issuer and the Registrar in relation to the STNs.

Related Entity has the meaning it has in the Corporations Act.

Series means an issue of STNs made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date and Issue Price may be different in respect of a different Tranche of a Series.

Specified Office means the office specified in the most recent information memorandum for the Programme or any other address notified to STN Holders.

STN means a short term registered debt obligation of the Issuer constituted by, and owing under the STN Deed Poll, the details of which are recorded in, and evidenced by, entry in, the Register.

STN Deed Poll means the deed poll executed by the Issuer on or about 11 November 2003 and amended and restated as at 15 May 2007.

STN Documents means:

(a)                                   each Agency Agreement;

(b)                                  the STN Deed Poll;

(c)                                   these Conditions;

(d)                                  each STN Supplement; and

(e)                                   any other document which the Issuer acknowledges in writing to be an STN Document.

STN Holder means, for an STN, each person whose name is entered in the Register as the holder of that STN.  If an STN is held in a Clearing System, references to the STN Holder of that STN include the operator of that Clearing System or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Clearing Systems).

STN Supplement means any supplement to the Information Memorandum or to these Conditions prepared and issued in relation to a Tranche of STNs which has been confirmed in writing by the Issuer.

15

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties and expenses in connection with them.

Tranche means an issue of STNs issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise STNs in more than one denomination).

19.2                         References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a)                                   a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)                                  a document (including these Conditions) includes any variation or replacement of it, including any modification, supplement or replacement by any relevant STN Supplement;

(c)                                   law means common law, principles of equity and laws made by any parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d)                                  Australian dollars or A$ is a reference to the lawful currency of Australia;

(e)                                   a time of day is a reference to Melbourne time;

(f)                                     the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(g)                                  a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h)                                  an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i)                                      anything (including any amount) is a reference to the whole and each part of it; and

(j)                                      the words “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

19.3                         Number

The singular includes the plural and vice versa.

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19.4                         Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

19.5                         References

Unless the contrary intention appears, in these Conditions:

(a)                                   a reference to an STN Holder is a reference to the holder of STNs of a particular Series; and

(b)                                  a reference to an STN is a reference to an STN of a particular Series.

17

Amended and Restated STN Deed Poll

Signing page

DATED: 11 November 2003 and amended and restated as at 15 May 2007

SIGNED, SEALED AND DELIVERED by as attorney for NATIONAL AUSTRALIA BANK LIMITED under power of attorney dated in the presence of:	) ) ) ) ) ) ) ) )
)
Signature of witness	)	By executing this deed the attorney
	)	states that the attorney has received
	)	no notice of revocation of the power
Name of witness (block letters))		of attorney

18

Supplemental MTN Deed
Poll

Dated 15 May 2007

National Australia Bank Limited ABN 12 004 044 937 (the “Issuer”)

Mallesons Stephen Jaques

Level 50

Bourke Place

600 Bourke Street

Melbourne  Vic  3000

Australia

T +61 3 9643 4000

F +61 3 9643 5999

DX 101 Melbourne

www.mallesons.com

03-5171-0355

Ref: IMP:SRM:VAV

Supplemental MTN Deed Poll

Contents

Details

General terms

1	Interpretation

2	Amendments

3	Confirmation and acknowledgement

3.1	Confirmation
3.2	Conflict
3.3	Transaction Document

4	Costs

5	General

6	Governing law

Schedule 1 - Amended and Restated MTN Deed Poll

Signing page

i

Supplemental MTN Deed Poll

Details

Parties	Issuer

Issuer	Name	National Australia Bank Limited

	ABN	12 004 044 937

	Address	Level 26 500 Bourke Street Melbourne VIC 3000

Date of Amending Deed	See Signing page

1

Supplemental MTN Deed Poll

General terms

1                                         Interpretation

These meanings apply unless the contrary intention appears:

Effective Date means the date of this deed.

Original Document means the MTN Deed Poll with National Australia Bank Limited as Issuer dated 11 November 2003.

2                                         Amendments

As from the Effective Date, the Original Document is amended and restated as set out in the document attached to Schedule 1 of this deed.

3                                          Confirmation and acknowledgement

3.1                                Confirmation

Each party confirms that, other than as provided for in clause 2 (“Amendments”), the Original Document remains in full force and effect.

3.2                                Conflict

If there is a conflict between the Original Document and this deed, the terms of this deed prevail.

3.3                                Transaction Document

The parties acknowledge that this deed is a Transaction Document.

4                                          Costs

Each party agrees to bear its own costs in connection with the registration, preparation and execution of this deed.

5                                          General

Clause 23 (“Notices”) and clause 27 (“Interpretation”) of Schedule 1 of the Original Document apply to this deed as if they were fully set out in this deed.

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6                                         Governing law

This deed is governed by the law in force in Victoria and each party submits to the non-exclusive jurisdiction of the courts of that place.

EXECUTED as a deed poll.

3

Supplemental MTN Deed Poll

Schedule 1 - Amended and Restated MTN Deed Poll

4

Supplementopal MTN Deed Poll

Signing page

DATED: 15 May 2007

Issuer

SIGNED, SEALED AND	)
DELIVERED by	)
)
as attorney for NATIONAL	)
AUSTRALIA BANK LIMITED	)
under power of attorney dated	)
)
in the presence of:	)
)
	)	By executing this deed the attorney
	)	states that the attorney has received
Signature of witness	)	no notice of revocation of the power
	)	of attorney

Name of witness (block letters)

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Amended and Restated MTN Deed Poll

Dated 11 November 2003 and amended and restated as at 15 May 2007 in relation to the Debt Issuance Programme of
National Australia Bank Limited

The MTNs have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state in the United States.  The MTNs may not be offered or sold at any time within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act), unless such MTNs are registered under the Securities Act or an exemption from the registration requirements thereof is available.

Mallesons Stephen Jaques

Level 50

Bourke Place

600 Bourke Street

Melbourne  Vic  3000

Australia

T +61 3 9643 4000

F +61 3 9643 5999

DX 101 Melbourne

www.mallesons.com

Ref:  IMP:SRM

Amended and Restated MTN Deed Poll

Contents

General terms

1	The MTNs

1.1	Creation of MTNs
1.2	Undertaking to pay
1.3	Appointment of Registrar

2	Rights and obligations of MTN Holders

2.1	Benefit and entitlement
2.2	Rights independent
2.3	MTN holders bound
2.4	Directions to hold MTN Deed Poll

3	Governing law, jurisdiction and service of process

3.1	Governing law
3.2	Jurisdiction

4	Interpretation

4.1	Definitions
4.2	Interpretation

Schedule 1 - Terms and Conditions of the MTNs

Part 1 Introduction

Part 2 Form, Denomination and Title

Part 3 Interest

Part 4 Redemption, purchase and options

Part 5 Payments

Part 6 Events of Default

Part 7 General

Schedule 2 - Meetings Provisions

Signing page

1

Amended and Restated MTN Deed Poll

Interpretation – Definitions are at the end of this deed before the schedules.

Parties	The Issuer as described below.

Issuer	Name	National Australia Bank Limited

	ABN	12 004 044 937

	Address	Level 26, 500 Bourke Street, Melbourne, VIC 3000

	Fax	(613) 8641 4905

	Attention	Manager Group Capital & Funding

In favour of	Each person who is from time to time an MTN Holder (as defined in the MTN Terms and Conditions).

Recitals	(A) The Issuer proposes to issue MTNs (as defined in the MTN Terms and Conditions) from time to time.

(B) The MTNs will be issued in registered form by inscription in the Register (as defined in the MTN Terms and Conditions).

Date	11 November 2003 and amended and restated as at 15 May 2007

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General terms

1                                          The MTNs

1.1                                Creation of MTNs

The obligations of the Issuer under the MTNs are constituted by, and specified in, this deed.

1.2                                Undertaking to pay

The Issuer undertakes with each MTN Holder:

(a)                                     to pay, in respect of each MTN held by the MTN Holder, the principal, any interest and any other money payable in respect of each MTN in accordance with the MTN Terms and Conditions; and

(b)                                  otherwise to comply with the MTN Terms and Conditions.

1.3                                Appointment of Registrar

The Issuer agrees to appoint the Registrar as registrar under the Registry Services Agreement and to procure that the Registrar establishes and maintains during its term of appointment a principal Register in New South Wales, Australia or any other place as the Issuer and the Registrar may agree.

2                                          Rights and obligations of MTN Holders

2.1                                Benefit and entitlement

This deed is executed as a deed poll.  Accordingly, each MTN Holder has the benefit of, and is entitled to enforce, this deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

2.2                                Rights independent

Each MTN Holder may enforce its rights under this deed independently from the Registrar and each other MTN Holder.

2.3                                MTN holders bound

Each MTN Holder and any person claiming through or under an MTN Holder is bound by this deed.  The MTNs are issued subject to and on the basis that each MTN Holder is taken to have notice of, and be bound by, all the provisions of this deed, the Information Memorandum, the MTN Terms and Conditions and the relevant Pricing Supplement.

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2.4                                Directions to hold MTN Deed Poll

Each MTN Holder is taken to have irrevocably instructed the Issuer that this deed is to be delivered to and held by the Registrar and appointed and authorised the Registrar to hold this deed in New South Wales or such other place as the Issuer and the Registrar may agree, on its behalf.

3                                          Governing law, jurisdiction and service of process

3.1                                Governing law

This deed is governed by the law in force in Victoria, Australia and each party submits to the non-exclusive jurisdiction of the Courts in that place.

3.2                                Jurisdiction

Conditions 26.2 (“Jurisdiction”) and 26.3 (“Serving documents”) apply to this deed as if they were fully set out in this deed.

4                                          Interpretation

4.1                                Definitions

These meanings apply unless the contrary intention appears.

(a)                                   MTN Terms and Conditions of an MTN means the terms and conditions applicable to that MTN set out in schedule 1, as amended, supplemented or replaced by the Pricing Supplement applicable to that MTN.

(b)                                  Any other capitalised terms have the meaning given to them in the MTN Terms and Conditions.

4.2                                Interpretation

Condition 27 (“Interpretation”) applies to this deed as if it was fully set out in this deed.

EXECUTED as a deed poll

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Amended and Restated MTN Deed Poll

Schedule 1 - Terms and Conditions of the MTNs

The following are the general terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will apply to each MTN issued under the Debt Issuance Programme of National Australia Bank Limited.  Definitions and interpretation provisions are set out in Condition 27 (“Interpretation”).

Part 1 Introduction

1                                          Introduction

1.1                                Programme

The MTNs may be issued under a Debt Issuance Programme established on or about 11 November 2003 and amended and restated as at 15 May 2007 by National Australia Bank Limited (“Issuer”).

1.2                                Pricing Supplement

MTNs issued under the Programme are issued in Series.  Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the Issue Price and the first payment of interest and the amounts of interest payable).  Each Tranche is the subject of the Pricing Supplement which supplements, amends or replaces these Conditions.  In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement prevails.

Copies of the relevant Pricing Supplement are available for inspection or upon request by MTN Holders or prospective MTN Holders during normal business hours at the Specified Office of the Issuer or the Registrar.

1.3                                Types of MTNs

An MTN may be:

(a)                                   a Fixed Rate MTN;

(b)                                  a Floating Rate MTN;

(c)                                   an Index Linked MTN;

(d)                                  a Zero Coupon MTN;

(e)                                   a Structured MTN,

or any other type of MTN specified in the relevant Pricing Supplement.

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Any of these MTNs may also be Unsubordinated MTNs, Term Subordinated MTNs or Undated Subordinated MTNs, as specified in the relevant Pricing Supplement.

1.4                                Clearing system

MTNs may be held in a Clearing System.  If MTNs are held in a Clearing System, the rights of each MTN Holder and any other person holding an interest in those MTNs are subject to the rules and regulations of the Clearing System.  The Issuer is not responsible for anything the Clearing System does or omits to do.

Part 2 Form, Denomination and Title

2                                          Form

2.1                                Form

The MTNs are issued in registered form.  No certificates will be issued to MTN Holders unless the Issuer determines that certificates should be available or are required by any applicable law or regulation.

2.2                                Constitution under MTN Deed Poll

The MTNs are registered debt obligations of the Issuer, constituted by, and owing under, the MTN Deed Poll and take the form of entries in the Register.  Each entry in the Register constitutes a separate and individual acknowledgement to the relevant MTN Holder of the indebtedness of the Issuer to the relevant MTN Holder.

2.3                                Independent obligations

The obligations of the Issuer in respect of each MTN constitute separate and independent obligations which the MTN Holder to whom those obligations are owed is entitled to enforce without having to join any other MTN Holder or any predecessor in title of an MTN Holder.

3                                          Denomination

MTNs must be issued in a single Specified Denomination.  Unless the relevant Pricing Supplement states otherwise, MTNs of one Specified Denomination may not be exchanged for MTNs of another Specified Denomination.

4                                          Currency

The MTNs must be denominated in Australian dollars or an Alternate Currency specified in the relevant Pricing Supplement.

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5                                          Status

5.1                                Nature of obligations

The MTNs may be issued as unsubordinated or subordinated debt obligations, as specified in the relevant Pricing Supplement.

The indebtedness evidenced by the MTNs will not be a deposit liability of the Issuer for the purposes of section 13A of the Banking Act.

5.2                                Status and ranking: Unsubordinated MTNs

The Unsubordinated MTNs constitute direct, unconditional and (subject to Condition 6 (“Negative pledge”)) unsecured obligations of the Issuer, ranking  equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

The Unsubordinated MTNs rank senior to the Issuer’s subordinated obligations, including all Subordinated MTNs.

5.3                                Status and ranking: Term Subordinated MTNs

The Term Subordinated MTNs constitute direct and unsecured obligations of the Issuer, which are subordinated in right of repayment to all depositors and other creditors of the Issuer, and unless otherwise specified in the Pricing Supplement, rank at least equally with all other unsecured and subordinated obligations of the Issuer having a fixed date for redemption and ahead of Undated Subordinated MTNs and other creditors expressed to be subordinate to the Term Subordinated MTNs.

The Term Subordinated Notes do not limit the amount of senior debt, deposits or other obligations that may be incurred or assumed by the Issuer at any time.

5.3A                       Conditions to payment

At any time before a Winding Up Default:

(a)                                      payment by the Issuer of interest, principal or any other amount owing to a Subordinated MTN Holder in connection with a Subordinated MTN is conditional upon the Issuer being Solvent at the time the payment is due; and

(b)                                     the Issuer must not pay an amount owing to a Subordinated MTN Holder in connection with a Subordinated MTN except to the extent that the Issuer may pay that amount and still be solvent immediately after paying that amount.

5.3B                          Certificate as to Solvency

A certificate as to whether the Issuer is Solvent signed by:

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(a)                                       two directors of the Issuer;

(b)                                      the auditors of the Issuer; or

(c)                                       on a Winding Up of the Issuer, the Issuer’s liquidator,

is, in the absence of manifest error, conclusive evidence against a Subordinated MTN Holder of the matters certified.  In the absence of such certificate, a Subordinated MTN Holder is entitled to assume (unless the contrary is proved) that the Issuer is and will, after any payment, be Solvent.

5.4                                Status and ranking:  Undated Subordinated MTNs

The Undated Subordinated MTNs constitute direct and unsecured obligations of the Issuer, which are subordinated in right of repayment to all depositors and other creditors of the Issuer, and unless otherwise specified in the Pricing Supplement, rank at least equally with all other unsecured and subordinated obligations of the Issuer having no fixed date for redemption and behind Term Subordinated MTNs.

The Undated Subordinated Notes do not limit the amount of senior debt, deposits or other obligations that may be incurred or assumed by the Issuer at any time.

6                                          Negative pledge

6.1                                Application

This Condition 6 (“Negative pledge”) is applicable to Unsubordinated MTNs only.

6.2                                Negative pledge

So long as any Unsubordinated MTNs remain outstanding, the Issuer will not create or permit to subsist any Security Interest upon the whole or any part of its present or future assets or revenues as security for any Relevant Indebtedness or any guarantee or indemnity given in respect of any Relevant Indebtedness unless, in the case of the creation of a Security Interest, prior to or simultaneously therewith, and in any other case, promptly, the Issuer either:

(a)                                   grants or procures to be granted a Security Interest or Security Interests securing its obligations under the Unsubordinated MTNs, equally and rateably in all respects so as to rank pari passu with the applicable Relevant Indebtedness or relevant guarantee or indemnity; or

(b)                                  grants or procures to be granted such other Security Interest or Security Interests in respect of its obligations under the Unsubordinated MTNs, as shall be approved by an Extraordinary Resolution of the relevant MTN Holders.

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7                                          Subordination

7.1                                Forms of subordination

The Subordinated MTNs may be issued as Term Subordinated MTNs or Undated Subordinated MTNs.

Term Subordinated MTNs

7.2                                Acknowledgment

Each Term Subordinated MTN Holder by its purchase of a Term Subordinated MTN, is taken to acknowledge that the Issuer’s obligations in respect of that Term Subordinated MTN are subordinated to the payment of the Unsubordinated Debt to Unsubordinated Creditors, in the manner provided in Condition 5.3 (“Status and ranking: Term Subordinated MTNs”).

7.3                                Subordination

(a)                                   (winding up) In a winding up of the Issuer a Subordinated MTN Holder’s claim for an amount owing by the Issuer in connection with a Subordinated MTN is subordinated to the claims of Unsubordinated Creditors of the Issuer, in that:

(i)                                   all claims of Unsubordinated Creditors must be paid in full before the Subordinated MTN Holder claim is paid; and

(ii)                                until the Unsubordinated Creditors have been paid in full, the Subordinated MTN Holder must not claim in the Winding Up in competition with the Unsubordinated Creditors so as to diminish any distribution, dividend or payment which, but for that claim, the Unsubordinated Creditors would have been entitled to receive.

(b)                                  (debt subordination) Each Subordinated MTN Holder irrevocably acknowledges and agrees that this Condition 7.3 (“Subordination”) is a debt subordination for the purposes of section 563C of the Corporations Act.

(c)                                   (voting) Each Subordinated MTN Holder must not exercise its voting rights as an unsecured creditor in the Winding Up or administration of the Issuer to defeat the subordination in this Condition 7.3 (“Subordination”).

(d)                                  (not otherwise affected) Each Subordinated MTN Holder irrevocably acknowledges and agrees that the debt subordination effected by this Condition 7.3 (“Subordination”) is not affected by any act or omission of the Issuer or an Unsubordinated Creditor which might otherwise affect it at law or in equity.

(e)                                   (clawback) Each Subordinated MTN Holder irrevocably acknowledges and agrees that it must pay or deliver to the liquidator any amount or asset received on account of its claim in the Winding

8

Up of the Issuer in connection with a Subordinated MTN in excess of its entitlement under Condition 7.3(a) (“Subordination”) above.

(f)                                     (consent of unsubordinated creditors not required) Nothing in this Condition 7.3 (“Subordination”) shall be taken to require the consent of any Unsubordinated Creditor to any amendment of this Condition 7.3 (“Subordination”).

(g)                                    (no set-off) A Subordinated MTN Holder does not have any right to set-off any amounts owing to it by the Issuer in connection with the Subordinated MTNs against any amount owing by it to the Issuer in connection with the Subordinated MTNs or otherwise.

Undated Subordinated MTNs

7.4                                Acknowledgment

Each Undated Subordinated MTN Holder by its purchase of an Undated Subordinated MTN, is taken to acknowledge that the Issuer’s obligations in respect of that Undated Subordinated MTN are subordinated to the payment of the Unsubordinated Debt to Unsubordinated Creditors and the payment of Term Subordinated MTNs to the holders of Term Subordinated MTNs, in the manner provided in Condition 5.4 (“Status and ranking: Undated Subordinated MTNs”).

7.5                                Subordination

Unless otherwise specified in the relevant Pricing Supplement, the following provisions apply to Undated Subordinated MTNs:

(a)                                   subject to Conditions 7.5(b) and (c) (“Subordination”), the rights of Undated Subordinated MTN Holders are subordinated to the claims of Unsubordinated Creditors and of subordinated creditors of the Issuer in respect of Subordinated Indebtedness having a fixed maturity prior to the commencement of a Winding-Up of the Issuer, in that:

(i)                                    payments of principal and interest in respect of the Undated Subordinated MTNs and all other amounts owing under the Undated Subordinated MTNs are conditional upon the Issuer being Solvent at the time of payment; and

(ii)                                 the Issuer must not pay an amount owing to a MTN Holder in respect of Undated Subordinated MTNs except to the extent that the Issuer may make that payment and still be Solvent immediately after doing so;

(b)                                  if the Issuer would not remain Solvent immediately after payment of the whole of any moneys referred to in Condition 7.5(a) (“Subordination”), but would remain Solvent immediately after payment of a portion of those moneys, then that portion of the amounts due to the Undated Subordinated MTNs will be paid to them rateably (as to their respective due proportion only).  The obligation

9

of the Issuer prior to the commencement of a Winding-Up of the Issuer to make payments when due in respect of the Undated Subordinated MTNs is conditional upon the Issuer being Solvent, and having positive retained earnings immediately before and after payment by the Issuer.  If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal, redemption amount, interest or other amounts in respect of the Undated Subordinated MTNs may be used to absorb losses without the Issuer being obliged to cease trading.  The relevant Pricing Supplement will provide for the means of achieving this in accordance with APRA’s current guidelines for treatment of MTNs such as the Undated Subordinated MTNs as Upper Tier 2 capital;

(c)                                   without prejudice to the provisions of Condition 7.5(a) (“Subordination”) the Issuer is only obliged to make payment of interest accrued on Undated Subordinated MTNs in respect of any period on the due date for payment thereof if, during the twelve month period immediately preceding that date, any dividend (whether interim or final) has been declared or paid on any class of share capital of the Issuer (a “Compulsory Interest Payment Date” and any Interest Payment Date which is not a Compulsory Interest Payment Date is referred to as an “Optional Interest Payment Date”).

On any Optional Interest Payment Date there may be paid (if the Issuer so elects), but subject to Condition 7.5(a) (“Subordination”) and the Issuer having received prior written approval from APRA to pay interest on any such date in accordance with Condition 15 (“Payments”), the interest accrued in the Interest Period ending on the day immediately preceding such date but the Issuer does not have any obligation to make such payment and any failure to pay does not constitute a default by the Issuer for any purpose.  Any interest not paid on an Optional or Compulsory Interest Payment Date shall so long as the same remains unpaid constitute “Arrears of Interest”.  Arrears of Interest may at the option of the Issuer be paid in whole or in part at any time upon the expiration of not less than seven days’ notice to such effect to the Undated Subordinated MTN Holders in accordance with Condition 23 (“Notices”) but all Arrears of Interest on all Undated Subordinated MTNs outstanding shall (subject to Condition 7.5(a) (“Subordination”)) become due in full on whichever is the earliest of:

(i)                                      the date upon which a dividend is next paid on any class of share capital of the Issuer;

(ii)                                   the date set for any repayment of principal pursuant to Condition 13 (“Redemption”) and Condition 15 (“Payments”); or

(iii)                                the date of commencement of a Winding-Up (as defined above) of the Issuer whether voluntary or otherwise.

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If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer must, subject to Condition 7.5(a) (“Subordination”), and having received the prior written approval from APRA, do so upon the expiration of such notice.  If there is outstanding more than one Series of Undated Subordinated MTNs, then the Issuer may not pay all or any part of the Arrears of Interest unless it pays all or (as near as practicable) an equivalent proportion of the Arrears of Interest in respect of each other Series of Undated Subordinated MTNs then outstanding;

(d)                                  in a Winding-Up of the Issuer the rights and claims of Undated Subordinated MTN Holders are subordinated to the claims of Unsubordinated Creditors and Term Subordinated MTN Holders, to the extent that all such obligations to Unsubordinated Creditors and to Term Subordinated MTN Holders are entitled to be paid in full before any payments shall be paid on amount of sums payable in respect of Undated Subordinated MTNs.  Subject to:

(i)                                      the claims of all Unsubordinated Creditors and all Term Subordinated MTN Holders being satisfied in full; and

(ii)                                   the consent of APRA having been obtained,

Undated Subordinated MTN Holders may make demand for an amount equal to the outstanding principal amount of each Undated Subordinated MTN together with accrued interest (if any) and such amounts will only become due and payable on an equal basis with all other claims against the Issuer subordinated in the same manner as the Undated Subordinated MTNs of the relevant Tranche;

(e)                                   there is no limit on the amount of debt or other obligations which rank equally or ahead of the Undated Subordinated MTNs that may be incurred or assumed by the Issuer;

(f)                                     an Undated Subordinated MTN Holder must not set-off against any amounts owing to it in respect of an Undated Subordinated MTN against any amount owing to that Undated Subordinated MTN Holder by the Issuer on any account; and

(g)                                  notwithstanding the provisions of paragraphs 7.5(a) and 7.5(b) (“Subordination”) above, if an Event of Default occurs in relation to the Undated Subordinated MTNs of any Series as set out in Condition 18.4 (“Events of Default and Consequences of an Event of Default - Subordinated MTNs”), then Condition 18.4 (“Events of Default and Consequences of an Event of Default - Subordinated MTNs”) will apply.

8                                          Title and transfer of MTNs

8.1                                Registered form

Each MTN takes the form of an entry in the Register.

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8.2                                Title

Title to MTNs passes when details of the transfer are entered in the Register.  The Register will be closed for the purpose of determining entitlements to payments of interest and principal at 5.00pm local registry office time on the Record Date prior to any relevant payment date.

8.3                                Effect of entries in Register

Each entry in the Register in respect of an MTN constitutes:

(a)                                  an unconditional and irrevocable undertaking by the Issuer to the MTN Holder to make all payments of principal and interest in respect of the MTN in accordance with these Conditions; and

(b)                                 an entitlement to the other benefits given to the MTN Holders under these Conditions in respect of the relevant MTN.

8.4                                Register conclusive as to ownership

Entries in the Register in relation to an MTN constitute conclusive evidence that the person so entered is the absolute owner of the MTN subject to correction for fraud or error.

8.5                                Non-recognition of interests

Except as required by law, the Issuer and each Agent must treat the person whose name is entered in the Register as the holder of an MTN as the absolute owner of that MTN.  This Condition applies whether or not an MTN is overdue and despite any notice of ownership, trust or interest in the MTN.

8.6                                Joint holders

Where two or more persons are entered in the Register as the joint holders of an MTN then they are taken to hold the MTN as joint tenants with rights of survivorship, but the Register is not bound to register more than four persons as joint holders of an MTN.

8.7                                Transfers in whole

MTNs may be transferred in whole but not in part.

8.8                                Compliance with laws

MTN Holders may only transfer MTNs if:

(a)                                   the offer or invitation giving rise to the transfer is neither:

(i)                                  an offer or invitation which requires disclosure to investors under Part 6D.2 of the Corporations Act; nor

(ii)                               an offer to a retail client for the purposes of Chapter 7 of the Corporations Act; and

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(b)                                  the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place.

8.9                                Transfer procedures

MTNs entered into a Clearing System will be transferable only in accordance with the regulations of that Clearing System and the Registry Services Agreement.

Application for the transfer of MTNs not entered into a Clearing System must be made by the lodgment of a transfer form with the Registrar at its Specified Office.  Transfer forms must be in the form available from the Registrar.  Each transfer form must be:

(a)                                   duly completed;

(b)                                  accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(c)                                   signed by both the transferor and the transferee.

8.10                         CHESS

MTNs listed on the ASX are not:

(a)                                 transferred through, or registered on, the Clearing House Electronic Subregister System operated by the ASX; or

(b)                                “Approved Financial Products” (as defined for the purposes of that system).

8.11                         Austraclear as MTN Holder

Where Austraclear is recorded in the relevant Register as the MTN Holder, each person in whose Security Record (as defined in the Austraclear Regulations) an MTN is recorded is deemed to acknowledge in favour of the Registrar, the Issuer and Austraclear that:

(a)                                   the Registrar’s decision to act as the Registrar of that MTN is not a recommendation or endorsement by the Registrar or Austraclear in relation to that MTN, but only indicates that the Registrar considers that the holding of the MTNs is compatible with the performance by it of its obligations as Registrar under the Registry Services Agreement; and

(b)                                  the MTN Holder does not rely on any fact, matter or circumstance contrary to Condition 8.11(a) (“Austraclear as MTN Holder”).

8.12                         Transfers of unidentified MTNs

If an MTN Holder transfers some but not all of the MTNs it holds and the transfer form does not identify the specific MTNs transferred, the Registrar may choose which MTNs registered in the name of MTN Holder have been transferred.  However, the outstanding principal amounts of the MTNs

13

registered as transferred must equal the outstanding principal amount of the MTNs expressed to be transferred in the transfer form.

Part 3 Interest

9                                          Fixed Rate MTNs

9.1                                Application

This Condition 9 (“Fixed Rate MTNs”) applies to the MTNs only if the relevant Pricing Supplement states that it applies.

9.2                                Interest on Fixed Rate MTNs

Each Fixed Rate MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrear on each Interest Payment Date.

9.3                                Fixed Coupon Amount

Unless otherwise specified in the Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of each Fixed Rate MTN for the preceding Interest Period is the Fixed Coupon Amount.

9.4                                Calculation of interest payable on Fixed Rate MTNs

If the Pricing Supplement does not specify a Fixed Coupon Amount for any Interest Period, on the first day of the Interest Period the Calculation Agent must calculate the amount of interest payable on any Fixed Rate MTN for the Interest Period.

Unless otherwise specified in the Pricing Supplement, the amount of interest payable is calculated by multiplying the Interest Rate for the Interest Period, the outstanding principal amount of the Fixed Rate MTN and the applicable Day Count Fraction.

10                                   Floating Rate MTNs

10.1                         Application

This Condition 10 (“Floating Rate MTNs”) applies to the MTNs only if the relevant Pricing Supplement states that it applies.

10.2                         Interest on Floating Rate MTNs

Each Floating Rate MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

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Interest is payable in arrear:

(a)                                   on each Interest Payment Date; or

(b)                                  if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date, or in the case of the first Interest Payment Date, after the Interest Commencement Date.

10.3                         Interest Rate determination

The Calculation Agent must determine the Interest Rate for any Floating Rate MTN for an Interest Period in accordance with these Conditions and the Pricing Supplement.

10.4                         Fallback interest rate

Unless otherwise specified in the Pricing Supplement, if the Calculation Agent is unable to determine the Interest Rate for any Floating Rate MTN for an Interest Period, the Interest Rate for that Floating Rate MTN for that Interest Period is the same as the Interest Rate for that Floating Rate MTN for the Interest Period which immediately precedes it.

10.5                         ISDA Determination

If “ISDA Determination” is specified in the Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for any Floating Rate MTNs for each Interest Period is the ISDA Rate.

10.6                         Screen Rate Determination

If “Screen Rate Determination” is specified in the  Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for any Floating Rate MTNs for each Interest Period is the sum of the Margin and the Screen Rate.

10.7                         Bank Bill Rate Determination

If “Bank Bill Rate Determination” is specified in the  Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for any Floating Rate MTNs for each Interest Period is the sum of the Margin and the Bank Bill Rate.

10.8                         Interpolation

If the Pricing Supplement states that “Linear Interpolation” applies to an Interest Period, the Calculation Agent must determine the Interest Rate for that Interest Period using straight line interpolation by reference to two ISDA Rates, Screen Rates, Bank Bill Rates or other floating rates, in each case, as specified in the Pricing Supplement.

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The first rate must be determined as if the Interest Period were the period of time for which rates are available next shorter than the length of the Interest Period (or any alternative Interest Period specified in the Pricing Supplement).

The second rate must be determined as if the Interest Period were the period of time for which rates are available next longer than the length of the Interest Period (or any alternative Interest Period specified in the Pricing Supplement).

11                                   Structured MTNs

11.1                         Application

This Condition 11 (“Structured MTNs”) applies to the MTNs only if the relevant Pricing Supplement states that it applies.

11.2                         Interest on Structured MTNs

Each Structured MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate.

Interest is payable in arrear:

(a)                                   on each Interest Payment Date; or

(b)                                  if no Interest Payment Date is specified in the relevant Pricing Supplement, each date which falls the number of months or other period specified as the Specified Period in the relevant Pricing Supplement after the preceding Interest Payment Date (or in the case of the first Interest Payment Date, after the Interest Commencement Date).

11.3                         Interest Rate determination

The Interest Rate payable in respect of a Structured MTN must be determined in the manner specified in the relevant Pricing Supplement.

12                                   General provisions applicable to interest

12.1                         Maximum or Minimum Interest Rate

If the relevant Pricing Supplement specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period then, the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

12.2                         Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable after determining the Interest Rate in relation to each Interest Period for each Floating Rate MTN

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and Index Linked MTN, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each MTN.  The amount of interest payable is calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount of the MTN by the applicable Day Count Fraction.

12.3                         Determination and calculation of other amounts

If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time at which that amount is to be determined, calculate the relevant amount.  The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

12.4                         Notification of Interest Rate, interest payable and other things

The Calculation Agent must notify the Issuer, the Registrar and the relevant MTN Holders and any stock exchange or other relevant authority on which the relevant Floating Rate MTNs or Index Linked MTNs are listed of:

(a)                                   each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b)                                  any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.

The Calculation Agent must give notice under this Condition as soon as practicable after it makes its determination.  However, it must give notice of each Interest Rate, the amount of interest payable and each Interest Payment Date by the fourth day of the relevant Interest Period.

The Calculation Agent may amend its determination of any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify the Issuer, the Registrar and each stock exchange or other relevant authority on which the relevant Floating Rate MTNs or Index Linked MTNs are listed and the MTN Holders after doing so.

12.5                         Determination and calculation final

Except where there is an obvious error, any determination or calculation which the Calculation Agent makes in accordance with these Conditions is final and binds the Issuer, the Registrar, each Agent and each MTN Holder.

12.6                         Late payment of MTNs other than Zero Coupon MTNs

If the Redemption Amount payable in respect of an MTN (other than a Zero Coupon MTN) is not paid when due, interest continues to accrue on that MTN (both before and after any demand or judgment) at the Interest Rate then applicable to the outstanding principal amount of the MTN or any other

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default rate specified in the relevant Pricing Supplement until the date on which the relevant payment is made to the relevant MTN Holder.

12.7                         Late payment of Zero Coupon MTNs

If the Redemption Amount payable in respect of any Zero Coupon MTN is not paid when due, the Redemption Amount is an amount equal to the sum of:

(a)                                   the Reference Price; and

(b)                                  the amount resulting from the application of the Accrual Yield (compounded annually) to the Reference Price from (and including) the Issue Date to (but excluding) the date on which all sums due in respect of such MTN are received by or on behalf of the relevant MTN Holder.

12.8                         Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement):

(a)                                   all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b)                                  all figures must be rounded to five significant figures (with halves being rounded up); and

(c)                                   all amounts that are due and payable must be rounded to the nearest cent (with halves being rounded up).

Part 4 Redemption, purchase and options

13                                   Redemption

13.1                         Scheduled redemption

Each MTN is redeemable by the Issuer on the Maturity Date at its Redemption Amount unless:

(a)                                   the MTN has been previously redeemed; or

(b)                                  the MTN has been purchased and cancelled; or

(c)                                   the relevant Pricing Supplement states that the MTN has no fixed maturity date.

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13.2                         Early redemption for taxation reasons

The Issuer may redeem all (but not some) of the MTNs of a Series in whole before their Maturity Date for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date if the Issuer is required under Condition 16.2 (“Withholding tax”) to increase the amount of a payment in respect of an MTN.

However, the Issuer may only do so if:

(a)                                   the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the relevant Agents and the MTN Holders; and

(b)                                  before the Issuer gives the notice under paragraph (a), the Registrar has received:

(i)                                    a certificate signed by two authorised officers of the Issuer; and

(ii)                                 an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that the Issuer would be required under Condition 16.2 (“Withholding tax”) to increase the amount of the next payment due in respect of the MTNs of that Series;

(c)                                   in the case of Fixed Rate MTNs, no notice of redemption is given earlier than 90 days before the earliest date on which the Issuer would be obliged to pay the additional amounts were a payment in respect of the MTNs then due;

(d)                                  in the case of Floating Rate MTNs and Index Linked MTNs:

(i)                                    the proposed redemption date is an Interest Payment Date; and

(ii)                                 no notice of redemption is given earlier than 60 days before the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the MTNs then due; and

(e)                                   in the case of Subordinated MTNs, the Issuer has obtained the prior written approval of APRA.

13.2A                Early redemption of Subordinated Notes for loss of tax deductibility

If the relevant Pricing Supplement states that the Issuer may redeem all (but not some) of the Subordinated Notes of a Series before their Maturity Date under this Condition, the Issuer may redeem all (but not some) of the MTNs of a Series in whole before their Maturity Date for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date if the Issuer determines, following receipt by it or a Related Entity of an opinion of reputable legal counsel or other tax

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adviser in Australia, experienced in such matters or a ruling, confirmation or advice from the ATO (including a failure or refusal to provide a ruling) to the effect that interest payable in respect of the Subordinated Notes is not or may not be allowed as a deduction to the Issuer (or the head entity of any consolidated group of which the Issuer is a member) for Australian income tax purposes.

However, the Issuer may only do so if:

(a)                                   the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the relevant Agents and the MTN Holders; and

(b)                                  before the Issuer gives the notice under paragraph (a), the Registrar has received:

(i)                                    a certificate signed by two authorised officers of the Issuer; and

(ii)                                 an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that an event described in this Condition 13.2A (“Early redemption of Subordinated Notes for loss of tax deductibility”) has occurred; and

(c)                                   the Issuer has obtained the prior written approval of APRA.

13.3                         Early redemption at the option of MTN Holders (investor put)

If the relevant Pricing Supplement states that an MTN Holder may require the Issuer to redeem all or some of the MTNs of a Series held by that MTN Holder before their Maturity Date under this Condition, the Issuer must redeem the MTNs specified by that MTN Holder for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date if the following conditions are satisfied:

(a)                                   the amount of MTNs to be redeemed is, or is a multiple of, their Specified Denomination;

(b)                                  the MTN Holder has given at least 15 days’ (and no more than 30 days’) (or any other period which may be specified in the relevant Pricing Supplement) notice, to the Issuer and the Registrar by delivering to the Specified Office of the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Specified Office of the Registrar together with any evidence the Registrar may require to establish title of the MTN Holder to the relevant MTN.

A notice or document deposited under this Condition may not be withdrawn without the Issuer’s consent;

(c)                                   the notice referred to in paragraph (b) specifies a bank account to which the payment should be made or an address to where a cheque for payment should be sent;

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(d)                                  the proposed redemption date is an Early Redemption Date (Put);

(e)                                   any other condition specified in the relevant Pricing Supplement is satisfied; and

(f)                                     in the case of Subordinated MTNs, the Issuer has obtained the prior written approval of APRA.

An MTN Holder may not require the Issuer to redeem any MTN under this Condition 13.3 (“Early redemption at the option of MTN Holders (investor put) if the Issuer has given notice that it will redeem that MTN under Condition 13.2 (“Early redemption for taxation reasons”) or Condition 13.4 (“Early redemption at the option of the Issuer (Issuer call)”).

13.4                         Early redemption at the option of the Issuer (Issuer call)

If the relevant Pricing Supplement states that the Issuer may redeem all or some of the MTNs of a Series before their Maturity Date under this Condition, the Issuer may redeem so many of those MTNs specified in the Pricing Supplement for an amount equal to the Redemption Amounts for the MTNs and any interest accrued on it to (but excluding) the redemption date.

However, the Issuer may only do so if:

(a)                                   the amount of MTNs to be redeemed is, or is a multiple of, their Specified Denomination;

(b)                                  the Issuer has given at least 30 days’ (and no more than 60 days’) (or any other period specified in the relevant Pricing Supplement) notice to the relevant Agents and the MTN Holders;

(c)                                   the proposed redemption date is an Early Redemption Date (Call); and

(d)                                  in the case of Subordinated MTNs the Issuer has obtained the prior written approval of APRA.

13.5                         Instalments

The Issuer agrees to redeem each Instalment MTN in instalments by paying to the MTN Holder on each Instalment Date the Instalment Amount due on that Instalment Date.

The principal amount of each Instalment MTN reduces from the date, and by the amount, of each payment the Issuer makes under this Condition 13.5 (“Instalments”).

13.6                         Effect of notice of redemption

Any notice of redemption given under this Condition 13 (“Redemption”) is irrevocable.

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13.7                         Purchases

The Issuer and any Related Entities may at any time purchase MTNs in the open market or otherwise and at any price and, in the case of Subordinated MTNs, with the prior written consent of APRA.  If purchases are made by tender, tenders must be available to all MTN Holders alike.  All unmatured MTNs purchased under this Condition 13.7 (“Purchases”) are not extinguished (unless held beneficially by the Issuer at the Maturity Date) and to the extent held beneficially by the Issuer prior to that Maturity Date may be held, resold or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

Part 5 Payments

14                                   General provisions

14.1                         Summary of payment provisions

Payments in respect of MTNs will be made in accordance with Condition 15 (“Payments”).

14.2                         Payments subject to fiscal laws

All payments of principal, interest and other amounts are subject to all applicable fiscal laws or other Directives, but without prejudice to the provisions of Condition 16 (“Taxation”).

14.3                         Payments on business days

If a payment:

(a)                                   is due on an MTN on a day which is not a Business Day then the due date for payment will be the next Business Day unless that day falls on the following month or after the Maturity Date, in which case on the previous Business Day; or

(b)                                  is to be made to an account on a Business Day on which banks are not open for general banking business in the place in which the account is located, then the due date for payment will be the first following day on which banks are open for general banking business in that place, and in either case, the MTN Holder is not entitled to any additional payment in respect of that delay.

15                                   Payments

15.1                         Payment of principal

The Issuer agrees to pay the Redemption Amount (together with any accrued interest and other amounts due in respect of the MTN on the relevant redemption date) for an MTN or, in the case of an Instalment MTN, the final

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Instalment Amount for that MTN, and all other amounts due in respect of the MTN, in the currency in which it is due to the person who is the MTN Holder at 10.00 am in the place where the Register is maintained on the due date.

15.2                         Payment of interest

The Issuer agrees to pay interest on any interest bearing MTN and, in the case of an Instalment MTN, in the currency in which it is due each Instalment Amount for that MTN (other than the final Instalment Amount), to the person who is the MTN Holder at 4.00 pm in the place where the Register is maintained on the Record Date.

15.3                         Payments to accounts

Except as otherwise provided in the relevant Pricing Supplement, the Issuer agrees to make payments in respect of a MTN:

(a)                                   if the MTN is held in a Clearing System, by crediting on the Payment Date, the amount due to the account previously notified by the Clearing System to the Issuer and the Registrar in accordance with the Clearing System’s rules and regulations in the country of the currency in which the payment is due; and

(b)                                  if the MTN is not held in a Clearing System, subject to Condition 15.4 (“Payments by cheque”) by crediting on the Payment Date, the amount due to an account previously notified by the MTN Holder to the Issuer and the Registrar in the country of the currency in which the payment is due.

15.4                         Payments by cheque

If an MTN Holder has not notified the Registrar of an account to which payments to it must be made by close of business in the place where the Register is maintained on the Record Date, the Issuer may make payments in respect of the MTNs held by that MTN Holder by cheque.

If the Issuer makes a payment in respect of an MTN by cheque, the Issuer agrees to send the cheque by prepaid ordinary post on the Business Day immediately before the due date, to the MTN Holder (or if two or more persons are entered in the Register as joint MTN Holders of the MTN, to the first named joint MTN Holder) at its address appearing in the Register at close of business in the place where the Register is maintained on the Record Date.

Cheques sent to an MTN Holder are sent at the MTN Holder’s risk and are taken to be received by the MTN Holder on the due date for payment. If the Issuer makes a payment in respect of an MTN by cheque, the Issuer is not required to pay any additional amount as a result of the MTN Holder not receiving payment on the due date in immediately available funds.

15.5                         No US payments

No payment of interest will be made to an address in the United States or transferred to an account maintained by the MTN Holder in the United States.

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16                                   Taxation

16.1                         No set-off, counterclaim or deductions

All payments in respect of the MTNs must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes, unless prohibited by law.

16.2                         Withholding tax

Subject to Condition 16.3 (“Withholding tax exemptions”), if a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the MTNs such that the MTN Holder would not actually receive on the due date the full amount provided for under the MTNs, then:

(a)                                   the Issuer agrees to deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b)                                  if the amount deducted or withheld is in respect of Taxes imposed by a Relevant Tax Jurisdiction, the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, each MTN Holder is entitled to receive (at the time the payment is due) the amount it would have received if no deductions or withholdings had been required to be made.

16.3                         Withholding tax exemptions

The Issuer is not required to pay an additional amount under Condition 16.2 (“Withholding tax”) if the obligation to do so arises as a result of any one or more of the following:

(a)                                   the deduction is required in respect of Taxes by reason of the MTN Holder or beneficial holder having some connection with a Relevant Tax Jurisdiction other than the mere holding of the MTN or receipt of payment in respect of the MTN.  However, an MTN Holder is not regarded as having a connection with Australia on account of the MTN Holder being a resident of Australia within the meaning of the Tax Act where, and to the extent, those taxes are payable by reason of section 128B(2A) of the Australian Tax Act;

(b)                                  the deduction is required as a result of Taxes which would not be required to be deducted if the MTN Holder (or a person acting on its behalf):

(i)                                    provided the Issuer, its agent or any tax authority with the MTN Holder’s name, address, registration number, Australian tax file number, Australian business number or similar details or any relevant tax exemption or similar details; or

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(ii)                                 ensured that any third party complied with any other statutory requirements (such as making a declaration of non-residence or similar claim) for any relevant tax exemption; or

(c)                                   such other circumstances as may be specified in the Pricing Supplement.

16.4                         Subordinated MTNs

Any Additional Amounts due in respect of the Subordinated MTNs will be subordinated in right of payment as described in Condition 7 (“Subordination”).

17                                   Time limit for claims

A claim against the Issuer for a payment under an MTN is void unless made within 10 years (in the case of principal) or 5 years (in the case of interest and other amounts) from the date on which payment first became due.

Part 6 Events of Default

18                                   Events of Default

18.1                         Event of Default -Unsubordinated MTNs

An Event of Default occurs in relation to a series of Unsubordinated MTNs if:

(a)                                   (payment default) the Issuer fails to pay any interest in respect of the Unsubordinated MTNs within 30 days of the relevant due date or any principal in respect of the Unsubordinated MTNs within 7 days of the relevant due date;

(b)                                  (other default) the Issuer defaults in performance or observance of any of its obligations under any Unsubordinated MTNs, of such Series (other than those specified in paragraph (a) above), which default is incapable of remedy or, if capable of remedy, is not remedied within 30 days after notice requiring such default to be remedied has been given to the Issuer by the relevant MTN Holder;

(c)                                   (cross default) any indebtedness for borrowed money of the Issuer (not being money borrowed in the ordinary course of banking business) which in aggregate exceeds US$10,000,000 (or its equivalent in any Alternate Currency(s)):

(i)                                    is not paid when due or within any applicable grace period; or

(ii)                                 becomes due and repayable before its scheduled maturity by reason of a default of the Issuer,

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and, in each case, is not being contested in good faith by the Issuer and is not cured or otherwise made good within 7 days after notice of such default has been given to the Issuer by the relevant MTN Holder.

For the purpose of paragraph (i) above, the expression “indebtedness for borrowed money” includes any liability by way of indemnity in respect of, or other undertaking given to secure payment of any indebtedness for borrowed money;

(d)                                  (insolvency) the Issuer becomes insolvent or is unable to pay its debts as they fall due or stops payment of its debts (in each case within the meaning of Australian or any applicable insolvency law);

(e)                                   (winding up) an order is made or an effective resolution is passed for the winding up of the Issuer except in any such case:

(i)                                    for the purposes of a solvent reconstruction or amalgamation the terms of which have previously been approved by an Extraordinary Resolution of Unsubordinated MTN Holders; or

(ii)                                 for any winding up in the process of a merger, reconstruction or amalgamation in which the surviving entity has assumed or will assume expressly or by law all the obligations of the Issuer in respect of the MTNs;

(f)                                     (enforcement against assets) a distress, attachment, execution or other legal process is levied, enforced or sued out against or on the Issuer or against all or a substantial part of the assets of the Issuer and is not stayed, satisfied or discharged within 60 days or otherwise contested in bona fide proceedings and such occurrence would materially prejudice the performance by the Issuer of its obligations under the MTNs of such Series;

(g)                                  (enforcement of security) an encumbrancer takes possession or a receiver or administrator is appointed of the whole or substantially the whole of the undertaking, property, assets or revenues of the Issuer (other than in respect of monies borrowed or raised on a non-recourse basis) and such occurrence is not discharged or stayed within 45 days (or where the proceedings are being contested in good faith, such longer period as may be agreed by an Extraordinary Resolution of the Unsubordinated MTN Holders) and such occurrence would materially prejudice the performance by the Issuer of its obligations under the MTNs of such Series; or

(h)                                  (cessation of business) the Issuer ceases to carry on a banking business in the Commonwealth of Australia, or the Issuer’s authority under the Banking Act to carry on banking business in Australia is revoked and not replaced by an equivalent authority except in connection with a merger, reconstruction or amalgamation where the surviving entity carries on such a banking business and is duly authorised to carrying on banking business in Australia.

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18.2                         Consequences of an Event of Default - Unsubordinated MTNs

Subject to Condition 18.3 (“Rectification”), if any Event of Default occurs and continues unremedied in relation to the Unsubordinated MTNs of any Series or any of them, then any holder of Unsubordinated MTNs then outstanding in that Series may declare by notice to the Issuer (with a copy to the Registrar) that the Redemption Amount (together with any accrued interest) applicable to each Unsubordinated MTN held by it is either payable immediately or on such other date specified in the notice.

The making of this declaration gives immediate effect to its provisions.

18.3                         Rectification

An Unsubordinated MTN Holder’s right to declare MTNs due and payable terminates if the situation giving cause to it has been cured before such right is exercised.

18.4                         Events of Default and Consequences of an Event of Default - Subordinated MTNs

(a)                                   (payment default) If a Payment Default occurs and is continuing, a Subordinated MTN Holder may bring proceedings:

(i)                                    to recover any amount then due and payable but unpaid on its Subordinated MTNs (subject to the Issuer being able to make the payment and remain Solvent);

(ii)                                 to obtain an order for specific performance of any other obligation in respect of its Subordinated MTNs; or

(iii)                              for the winding up of the Issuer.

To the extent that a payment is not required to be made because of the solvency condition to payment in Condition 5.3A (“Conditions to payment”), the amount is not due and payable and a Payment Default does not occur.

(b)                                  (winding up default) If a Winding Up Default occurs and is continuing, a Subordinated MTN Holder may, in addition to taking any of the actions specified in Condition 18.4(a) above, by notice to the Issuer declare that its Subordinated MTNs must be redeemed immediately for an amount equal to the principal of the Subordinated MTNs together with any accrued interest or other amounts (in each case to the extent unpaid) and, subject to Condition 7.3 (“Subordination”), may prove in the winding up of the Issuer for that amount.

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(c)                                   (amounts unpaid remain debts) Any amount not paid either due to Condition 5.3A (“Conditions to payment”) or Condition 18.4(a)(i) above remains a debt owing to the Subordinated MTN Holder by the Issuer until it is paid and will be payable on the first date on which the relevant Condition is satisfied.

(d)                                  (no other action) The Subordinated MTN Holders may not exercise any other remedies (including any right to sue for damages which has the same economic effect as acceleration) as a consequence of an Event of Default or other default other than as specified in this Condition 18.4.

18.5                         Additional definitions for Condition 18.4

For the purposes of Condition 18.4 (“Events of Default and Consequences of an Event of Default - Subordinated MTNs”):

(a)                                   “Payment Default” means either:

(i)                                    (failure to pay principal): the Issuer does not pay any principal or Redemption Amount due in respect of the Subordinated MTNs of the relevant Series within seven days of its due date; or

(ii)                                 (failure to pay interest or other amounts) the Issuer does not pay any interest or other amount due in respect of the Subordinated MTNs of the relevant Series within 30 days of its due date; and

(b)                                  “Winding Up Default” means a Winding Up occurs other than for the purposes of a consolidation, amalgamation, merger or reconstruction which has been approved by an Extraordinary Resolution of the relevant Subordinated MTN Holders or in which the surviving entity has assumed or will assume expressly or by law all obligations of the Issuer in respect of the Subordinated MTNs of the relevant Series.”

18.6                         Notification

If an Event of Default occurs, the Issuer must promptly after becoming aware of it notify the Registrar of the occurrence of the Event of Default (specifying details of it) and use its reasonable endeavours to procure that the Registrar promptly notifies MTN Holders of the occurrence of the Event of Default by registered post to the address of the MTN Holder recorded in the Register.

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Part 7 General

19                                   Agents

19.1                         Role of Agents

In acting under the relevant Agency Agreement and in connection with the MTNs, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the MTN Holders.

19.2                         Appointment and replacement of Agents

The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement.  Subject to Condition 19.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor.

19.3                         Required Agents

The Issuer must:

(a)                                   at all times maintain a Registrar;

(b)                                  if a Calculation Agent is specified in the relevant Pricing Supplement, at all times maintain a Calculation Agent; and

(c)                                   if an I&P Agent (Offshore) is specified in the relevant Pricing Supplement, at all times maintain an I&P Agent (Offshore).

19.4                         Change of Agent

Notice of any change of a relevant Agent or its Specified Offices must promptly be given to the relevant MTN Holders by the Issuer or the Agent on its behalf.

20                                   Meetings of MTN Holders

20.1                         Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the MTN Holders of any Series to consider any matter affecting their interests, including the modification of these Conditions or the relevant Pricing Supplement.

Any such modification may be made if sanctioned by an Extraordinary Resolution and agreed by the Issuer.  Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of MTN Holders holding not less than 10% of the outstanding principal amount of the Outstanding MTNs. The quorum at any meeting convened to vote on an Extraordinary Resolution will be persons holding or representing more

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than 50% of the outstanding principal amount of the Outstanding MTNs or 25% at an adjourned meeting.  However, certain fundamental matters affecting the rights of MTN Holders may only be sanctioned by an Extraordinary Resolution passed at a meeting of MTN Holders at which persons holding or representing not less than 75% or, at any adjourned meeting, 35% of the outstanding principal amount of the Outstanding MTNs form a quorum.

In addition, a resolution in writing signed by or on behalf of all MTN Holders who for the time being are entitled to receive notice of a meeting of MTN Holders will take effect as if it were an Extraordinary Resolution.  Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more MTN Holders.

20.2                         Resolutions binding

Any Resolution passed at any meeting of the MTN Holders of any Series is binding on all MTN Holders of such Series, whether or not they are present at the meeting.

21                                   Variation

21.1                         Variation with consent

Subject to Condition 21.2 (“Variation without consent”), any MTN Document (including, without limitations, the MTNs and these Conditions) may be varied:

(a)                                   with the consent of the MTN Holders of the relevant Series; and

(b)                                  in the case of Subordinated MTNs, subject to the Issuer having obtained the prior written approval of APRA to the variation.

21.2                         Variation without consent

Any MTN Document (including, without limitation, the MTNs and these Conditions) may be amended without the consent of the MTN Holders if the amendment:

(a)                                   is of a formal, minor or technical nature; or

(b)                                  is made to correct a manifest error; or

(c)                                   is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and, in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the MTN Holders; or

(d)                                  in so far as such amendments apply only to MTNs issued by it after the date of amendment; and

in the case of Subordinated MTNs, the Issuer has obtained the prior written approval of APRA.

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22                                   Further issues

The Issuer may from time to time, without the consent of the MTN Holders, issue further MTNs having the same Conditions as the MTNs of any Series in all respects (or in all respects except for the first payment of interest) so as to form a single series with the MTNs of that Series.  References in these Conditions to the MTNs include (unless the context requires otherwise) any other MTNs issued pursuant to this Condition and forming a single Series with the MTNs.

23                                   Notices

23.1                         Notices to MTN Holders

All notices, certificates, consents, approvals, waivers and other communications in connection with an MTN to the MTN Holders must be in writing and may be:

(a)                                   sent by prepaid post (airmail if appropriate) or left at the address of the relevant MTN Holder (as shown in the relevant Register at the close of business on the day which is 3 Business Days before the date of the relevant notice or communication); or

(b)                                  given by an advertisement published in the Australian Financial Review or The Australian; or

(c)                                   if the Pricing Supplement for the MTN specifies an additional or alternate newspaper, given by publication in that newspaper.

23.2                         Notices to the Issuer and the Registrar

All notices, and other communications to the Issuer and the Registrar must be in writing and may be sent by prepaid post or left at the address of the registered office of the Issuer or the Registrar or such other address as is notified to MTN Holders from time to time.

23.3                         When effective

Communications take effect from the time they are received or taken to be received (whichever happens first) unless a later time is specified in them.

23.4                         Receipt publication in newspaper

If published in a newspaper, they are taken to be received on the first date that publication has been made in all the required newspapers.

23.5                         Receipt - postal

Unless a later time is specified in it, a notice, if sent by post, they are taken to be received on the next succeeding Business Day in the place of the addressee.

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23.6                         Non-receipt of notice

If there are two of more MTN Holders, the non-receipt of any notice by, or the accidental omission to give any notice to, an MTN Holder does not invalidate the giving of that notice.

24                                   Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due.  However, if an MTN Holder receives an amount in a currency other than that in which it is due:

(a)                                   it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate.  It may deduct its usual costs in connection with the conversion; and

(b)                                  the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

25                                   Substitution of the Issuer

25.1                         Substitution of Issuer

The Issuer may with respect to any Series of MTNs issued by it (“Relevant MTNs”) without the consent of any MTN Holder, substitute for itself any other body corporate incorporated in any country in the world as the debtor in respect of the Relevant MTNs and the relevant Agency Agreement (“Substituted Debtor”) upon notice by the Issuer and the Substituted Debtor to be given by publication in accordance with Condition 23.1 (“Notices to MTN Holders”), provided that:

(a)                                   the Issuer is not in default in respect of any amount payable under any of the Relevant MTNs;

(b)                                  the rating of the Programme, and if relevant, the Notes, will not be downgraded as a result of the substitution;

(c)                                   the Issuer and the Substituted Debtor have entered into such documents (“Documents”) as are necessary to give effect to the substitution and in which the Substituted Debtor has undertaken in favour of each holder of the Relevant MTNs to be bound by these Conditions, the provisions of the Agency Agreement and the MTN Deed Poll, as the debtor in respect of such Relevant MTNs in place of the Issuer (or of any previous substitute under this Condition 25);

(d)                                  the Substituted Debtor has obtained a legal opinion in relation to the enforceability of the Substituted Debtor’s obligations under the Documents and the MTN Documents;

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(e)                                   if the Substituted Debtor is resident for tax purposes in a territory (“New Residence”) other than that in which the Issuer prior to such substitution was resident for tax purposes (“Former Residence”), the MTN Documents contain an undertaking and/or such other provisions as may be necessary to ensure that each holder of the Relevant MTNs has the benefit of an undertaking in terms corresponding to the provisions of Condition 16 (“Taxation”), with, where applicable, the substitution of references to the Former Residence with references to the New Residence;

(f)                                     the Substituted Debtor and the Issuer have obtained all necessary regulatory and governmental approvals and consents (including, in the case of Subordinated MTNs, APRA) for such substitution and for the performance by the Substituted Debtor of its obligations under the MTN Documents;

(g)                                  each competent listing authority, stock exchange, and/or quotation system on or by which the Relevant MTNs are admitted to listing, trading and/or quotation have confirmed that, following the proposed substitution of the Substituted Debtor, the Relevant MTNs will continue to be admitted to listing, trading and/or quotation by the relevant competent listing authority, stock exchange, and/or quotation system; and

(h)                                  if applicable, the Substituted Debtor has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings arising out of or in connection with the Relevant MTNs.

25.2                         Substituted Debtor’s rights under MTN Documents

Upon such substitution:

(a)                                   the Substituted Debtor shall succeed to, and be substituted for, and may exercise every right and power, of the Issuer under the Relevant MTNs, the MTN Documents with the same effect as if the Substituted Debtor had been named as the Issuer in it;

(b)                                  and the Issuer shall be released from its obligations under the Relevant MTNs and under the MTN Documents; and

(c)                                   references in these Conditions to the Issuer are taken, where the context so requires, to be or include references to such Substituted Debtor.

25.3                         Further substitutions

After a substitution pursuant to Condition 25.1 (“Substitution of Issuer”), the Substituted Debtor may, without the consent of any MTN Holder, effect a further substitution. All the provisions specified in Conditions 25.1 and 25.2 (“Substituted Debtor’s rights under MTN Documents”) shall apply mutatis mutandis, and references in these Conditions to the Issuer are taken, where

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the context so requires, to be or include references to any such further Substituted Debtor.

25.4                         Reversing substitution

After a substitution pursuant to Conditions 25.1 or 25.2 any Substituted Debtor may, without the consent of any MTN Holder, reverse the substitution, mutatis mutandis.

26                                   Governing law and jurisdiction

26.1                         Governing law

The MTNs are governed by the law in force in Victoria, Australia.

26.2                         Jurisdiction

The Issuer submits to the non-exclusive jurisdiction of the courts of Victoria and courts of appeal from them.  The Issuer  waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

26.3                         Serving documents

Without preventing any other method of service, any document in any action may be served on a party by being delivered or left at that party’s address in the MTN Deed Poll.

27                                   Interpretation

27.1                         Definitions

In these Conditions the following expressions have the following meanings:

Accrual Yield has the meaning given in the relevant Pricing Supplement.

Additional Amount means an additional amount payable by the Issuer under Condition 16.2 (“Withholding tax”).

Additional Business Centre has the meaning given in the relevant Pricing Supplement.

Agency Agreement means:

(a)                                   the Registry Services Agreement; and

(b)                                  the I&P Agency Agreement (Offshore); and

(c)                                   any other agency agreement entered into by the Issuer in relation to an issue of MTNs under the Programme.

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Agent means the Registrar, each Calculation Agent and the I&P Agent (Offshore) and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.

Alternate Currency means a currency (other than Australian dollars) which is specified in the Pricing Supplement.

Amortised Face Amount means, in relation to an MTN, an amount equal to the sum of:

(a)                                   the issue price specified in the Pricing Supplement; and

(b)                                  the amount resulting from the application of the amortisation yield specified in the Pricing Supplement (compounded annually) to the issue price (as specified in the Pricing Supplement) from (and including) the Issue Date specified in the Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date the MTN becomes due and repayable.

If the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of the Day Count Fraction specified in the Pricing Supplement.

APRA means the Australian Prudential Regulation Authority or any successor Government Agency responsible for prudential regulation.

Assets means, in respect of the Issuer, its total non-consolidated gross assets as shown by its latest published audited financial statements but adjusted for events subsequent to the date of such financial statements in such manner and to such extent as its directors, its auditors or its liquidator may determine to be appropriate.

ATO means the Australian Taxation Office or any successor Government Agency responsible for income taxation.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the regulations known as “Austraclear System Regulations” established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Australian Stock Exchange means the Australian Stock Exchange Limited (ABN 98 008 624 691).

Bank Bill Rate means, for a Floating Rate MTN and for an Interest Period, the average mid rate for Bills having a tenor closest to the Interest Period as displayed on the “BBSW” page of the Reuters Monitor System on the first day of that Interest Period.

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However, if the average mid rate is not displayed by 10:30 am on that day, or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, Bank Bill Rate means the rate determined by the Calculation Agent in good faith at approximately 10:30 am on that day, having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered at or around that time for Bills of that tenor accepted by an ADI.

Banking Act means the Banking Act of 1959 of Australia.

Bill has the meaning it has in the Bills of Exchange Act 1909 of Australia and a reference to the acceptance of a Bill is to be interpreted in accordance with that Act.

Business Day means a day on which commercial banks and foreign exchange markets are open to settle payments and for general business in Sydney and Melbourne and in each (if any) Additional Business Centre and on which the relevant Clearing System (if any) for the relevant MTN is operating.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the relevant Pricing Supplement, in relation to any date applicable to any MTN, have the following meanings:

(a)                                   Following Business Day Convention means that the date is postponed to the first following day that is a Business Day;

(b)                                  Modified Following Business Day Convention or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is brought forward to the first preceding day that is a Business Day;

(c)                                   Preceding Business Day Convention means that the date is brought forward to the first preceding day that is a Business Day; and

(d)                                  No Adjustment means that the relevant date must not be adjusted in accordance with any Business Day Convention.

Calculation Agent means the Registrar or any other person specified in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and the amount of interest payable in respect of an MTN for an Interest Period or any other amount required to be calculated under these Conditions or specified in the relevant Pricing Supplement.

CHESS means the Clearing House Electronic Subregister System operated by the Australian Stock Exchange Limited.

Clearing System means:

(a)                                   the Austraclear System;

(b)                                  Euroclear;

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(c)                                   Clearstream;

(d)                                    any other clearing system specified in the relevant Pricing Supplement.

Clearstream means Clearstream Banking, société anonyme.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Day Count Fraction means, in respect of the calculation of an amount of interest of any MTN for any period of time (“Calculation Period”), the day count fraction specified in these Conditions or the relevant Pricing Supplement and:

(a)                                   if “Actual/Actual (ICMA)” is so specified, means:

(i)                                      where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii)                                   where the Calculation Period is longer than one Regular Period, the sum of:

(A)                              the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)                                the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;

(b)                                  if “Actual/365” or “Actual/Actual (ISDA)” is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i)                                    the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)                                 the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c)                                   if “Actual/365 (Fixed)” is so specified, means the actual number of days in the Calculation Period divided by 365;

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(d)                                  if “Actual/360” is so specified, means the actual number of days in the Calculation Period divided by 360;

(e)                                   if “30/360” is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months unless:

(i)                                    the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii)                                 the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(f)                                     if “30E/360” or “Eurobond Basis” is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(g)                                  if “RBA Bond Basis” or “Australian Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year; and

(h)                                  any other Day Count Fraction specified in the relevant Pricing Supplement.

Denomination means, for an MTN, the principal amount of the MTN specified in the Pricing Supplement.

Directive means:

(a)                                   a law; or

(b)                                  a treaty, an official directive, request, regulation, guideline or policy having the force of law or compliance with which is in accordance with general practice of responsible participants in the market concerned.

Early Redemption Date (Call) has the meaning given in the relevant Pricing Supplement.

Early Redemption Date (Put) has the meaning given in the relevant Pricing Supplement.

Euroclear means the Euroclear Systems operated by Euroclear Bank S.A./N.V.

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Event of Default has the meaning given in Condition 18 (“Events of Default”).

Extraordinary Resolution has the meaning given in the Meetings Provisions.

Fixed Coupon Amount has the meaning given in the relevant Pricing Supplement.

Fixed Rate MTN means an MTN on which interest is calculated at a fixed rate payable in arrear on a fixed date or fixed dates in each year and on redemption or on any other dates as specified in the relevant Pricing Supplement.

Floating Rate MTN means an MTN on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of any other period or on any date specified in the relevant Pricing Supplement.

Government Agency means any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Index Linked MTN means an MTN in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the relevant Pricing Supplement.

Instalment Amounts has the meaning given in the relevant Pricing Supplement.

Instalment Dates has the meaning given in the relevant Pricing Supplement.

Instalment MTN means an MTN which is redeemable in one or more instalments, as specified in the relevant Pricing Supplement.

Interest Commencement Date means, for an MTN, the Issue Date of the MTN or any other date so specified in the relevant Pricing Supplement.

Interest Determination Date has the meaning given in the relevant Pricing Supplement.

Interest Payment Date means each date so specified in, or determined in accordance with, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement as adjusted in accordance with the relevant Business Day Convention.

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.  However:

(a)                                   the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b)                                  the final Interest Period ends on (but excludes) the Maturity Date.

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Interest Rate means, for an MTN, the interest rate (expressed as a percentage per annum) payable in respect of that MTN specified in the relevant Pricing Supplement or calculated or determined in accordance with these Conditions or the relevant Pricing Supplement.

ISDA Definitions means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (as supplemented, amended and updated as at the Issue Date of the first Tranche of the MTNs of the relevant Series).

ISDA Rate means for a Floating Rate MTN and an Interest Period, the rate the Calculation Agent determines would be the Floating Rate under a Swap Transaction if the Calculation Agent were acting as Calculation Agent for that Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a)                                   the Floating Rate Option, the Designated Maturity and the  Reset Date are as specified in the Pricing Supplement; and

(b)                                  the Period End Dates are each Interest Payment Date, the Spread is the Margin and the Floating Rate Day Count Fraction is the Day Count Fraction; and

For the purposes of this definition, “Swap Transaction”, “Floating Rate”, “Floating Rate Option”, “Designated Maturity”, “Reset Date”, “Period End Date”, “Spread” and “Floating Rate Day Count Fraction” have the meanings given to those terms in the ISDA Definitions.

I&P Agency Agreement (Offshore) means any agreement between the relevant I&P Agent (Offshore) and the Issuer and any replacement of it relating to the Programme which is identified by the Issuer as being a document within the meaning of this definition.

I&P Agent (Offshore) in relation to all or any Series or Tranche of Notes, means each person appointed by the Issuer with the consent of the Permanent Dealer, to perform issue and paying agency functions with respect to that Series or Tranche of Notes initially lodged and held through (or predominantly through) Euroclear, Clearstream or such other system as is agreed from time to time by the Issuer, the relevant Dealer and the relevant I&P Agent (Offshore), details of which are specified in the relevant Pricing Supplement or in the Information Memorandum.

Issue Date means the date on which an MTN is, or is to be issued, as specified in, or determined in accordance with, the relevant Pricing Supplement.

Issue Price of an MTN means the price at which that MTN is issued as specified in the relevant Pricing Supplement.

Liabilities means, in respect of the Issuer, its total non-consolidated gross liabilities as shown by its latest published audited financial statements but adjusted for events subsequent to the date of such financial statements in such

40

manner and to such extent as its directors, its auditors or its liquidator may determine to be appropriate.

Margin means the margin specified in, or determined in accordance with, the relevant Pricing Supplement.

Maturity Date means, for an MTN, the date specified in the relevant Pricing Supplement as the date for redemption of that MTN.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, MTN Holders set out in schedule 2 of the MTN Deed Poll.

MTN means a medium term registered debt obligation of the Issuer constituted by, and owing under the MTN Deed Poll, the details of which are recorded in, and evidenced by, entry in, the Register.

MTN Deed Poll means the deed poll so entitled executed by the Issuer on or about 11 November 2003 and amended and restated as at 15 May 2007.

MTN Documents means:

(a)                                   each Agency Agreement;

(b)                                  the MTN Deed Poll;

(c)                                   these Conditions; and

(d)                                  any other document which the Issuer acknowledges in writing to be an MTN Document.

MTN Holder means, for an MTN, each person whose name is entered in the Register as the holder of that MTN.  If an MTN is held in a Clearing System, references to the MTN Holder of that MTN include the operator of that Clearing System or a nominee for that operator or a common depository for one or more Clearing Systems (in each case acting in accordance with the rules and regulations of the Clearing System or Clearing Systems).

Outstanding means in relation to the MTNs of all or any Series, all of the MTNs of such Series other than:

(a)                                   MTNs which have been redeemed or satisfied in full by the Issuer; or

(b)                                  MTNs for which funds equal to their aggregate outstanding principal amount are on deposit with the Registrar on terms which prohibit the redemption of those MTNs or in respect of which the Registrar holds an irrevocable direction to apply funds in repayment of MTNs to be redeemed on that day; or

(c)                                   MTNs in respect of which an MTN Holder is unable to make a claim as a result of the operation of Condition 17 (“Time limit for claims”).

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Permanent Dealer means a dealer appointed in accordance with the relevant dealer agreement to act as a dealer to the Programme, but not including a dealer appointed only in relation to a Tranche of MTNs.

Pricing Supplement means, in respect of a Tranche, a pricing supplement  specifying the relevant issue details in relation to it.

Programme means debt issuance programme established by the Issuer.

Record Date means, for a payment due in respect of an MTN, the eighth calendar day before the Payment Date or any other date specified in, or determined in accordance with, the Pricing Supplement..

Redemption Amount means:

(a)                                   for a Fixed Rate MTN or a Floating Rate MTN, the outstanding principal amount of the MTN on the date it is redeemed;

(b)                                  for a Zero Coupon MTN, the Amortised Face Amount of the Zero Coupon MTN calculated on the date it is redeemed; and

(c)                                   for a Structured MTN, the amount determined by the Calculation Agent on the date and in the manner specified in the Pricing Supplement.

It also includes any amount in the nature of a redemption amount specified in, or determined in accordance with, the Pricing Supplement or these Conditions.

Reference Banks means, for a Floating Rate MTN in respect of which “Screen Rate” applies, the financial institutions specified in the Pricing Supplement or, if none are specified, four leading banks selected by the Calculation Agent in the Relevant Financial Centre.

Reference Price has the meaning given in the relevant Pricing Supplement.

Reference Rate has the meaning given in the relevant Pricing Supplement.

Register means a register, including any branch register, of holders of MTNs established and maintained by or on behalf of the Issuer under the Registry Services Agreement.

Registrar means Austraclear Services Limited (ABN 28 003 284 419) or any other person appointed by the Issuer under the Registry Services Agreement to maintain the Register and perform any payment and other duties as specified in that agreement.

Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” dated on or about 11 November 2003 between the Issuer and the Registrar in relation to the MTNs.

Regular Period means:

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(a)                                   in the case of MTNs where interest is scheduled to be paid only by means of regular payments, each Interest Period;

(b)                                  in the case of MTNs where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls; and

(c)                                   in the case of MTNs where, apart from one Interest Period other than the first Interest Period (the “Irregular Interest Period”), interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the Irregular Interest Period.

Related Entity has the meaning it has in the Corporations Act.

Relevant Financial Centre means, for a Floating Rate MTN in respect of which “Screen Rate” applies, the place specified in the Pricing Supplement.

Relevant Indebtedness means any present or future indebtedness of the Issuer or any other person or entity in the form of, or represented by, bonds, notes, debentures or other securities which are capable of being listed, quoted, ordinarily dealt in or traded on any recognised securities market.

Relevant Screen Page means, for a Floating Rate MTN in respect of which “Screen Rate” applies:

(a)                                   the page, section or other part of a particular information service (including the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) which displays the applicable Reference Rate, as specified in the Pricing Supplement; or

(b)                                  any other page, section or other part as may replace it on that information service or another information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.

Relevant Tax Jurisdiction means the Commonwealth of Australia or any political subdivision or any authority therein or of such jurisdiction having power to tax to which the Issuer becomes subject in respect of payments made by it under or in respect of the MTNs.

Relevant Time has the meaning given in the relevant Pricing Supplement.

Screen Rate means, for a Floating Rate MTN and an Interest Period, the quotation offered for the Reference Rate as displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date.  However:

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(a)                                   if more than one offered quotation is displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, “Screen Rate” means the rate the Calculation Agent calculates as the average of the offered quotations.  If there are more than five offered quotations displayed, the Calculation Agent must exclude the highest and lowest quotations (or in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or

(b)                                  if an offered quotation is not displayed on the Relevant Screen Page by the Relevant Time on the Interest Determination Date or if it is displayed but the Calculation Agent determines that there is an obvious error in that offered quotation, the “Screen Rate” means:

(i)                                    the rate the Calculation Agent calculates as the average of the Reference Rates quoted by the Reference Banks to leading banks in the Relevant Financial Centre at or about the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period; or

(ii)                                 if the Calculation Agent is unable to calculate a rate under paragraph (i) because it is unable to obtain at least two quotes, the rate the Calculation Agent calculates as the average of the rates per annum (being the nearest equivalent to the Reference Rate) quoted by two or more leading banks in the Relevant Financial Centre selected by the Calculation Agent to leading banks in the Relevant Financial Centre at or about the Relevant Time on the Interest Determination Date for a period equivalent to the Interest Period; or

(c)                                   if the Pricing Supplement specifies an alternative method for determination of the Screen Rate, then that alternative method applies.

Security Interest means any mortgage, pledge, lien or charge or other security interest, but excluding:

(a)                                   any charge or lien arising in favour of any Government Agency by operation of statute (provided there is no default in payment of moneys owing under such charge or lien);

(b)                                  a right of title retention in connection with the acquisition of goods in the ordinary course of business on the terms of sale of the supplier (provided there is no default in connection with the relevant acquisition);

(c)                                   any security or preferential interest or arrangement arising under or created pursuant to any right of set-off; and

(d)                                  a charge or lien arising in favour of a Clearing System or custodian.

Series means an issue of MTNs made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that

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the Issue Date, Issue Price, and interest commencement date may be different in respect of a different Tranche of a Series.

Solvent means that each of the following is the case:

(a)                                   the Issuer is able to pay its debts as they fall due; and

(b)                                  its Assets exceed its Liabilities.

Specified Denomination has the meaning given in the relevant Pricing Supplement.

Specified Office means the office specified in the most recent information memorandum for the Programme or any other address notified to MTN Holders from time to time.

Specified Period has the meaning given in the relevant Pricing Supplement.

Structured MTN means:

(a)                                   an Index Linked MTN; or

(b)                                  an Instalment MTN.

Subordinated Indebtedness means any indebtedness (present and future) of the Issuer which by its terms is, or is expressed to be, subordinated in a Winding - Up of the Issuer to the claims of its Unsubordinated Creditors.

Subordinated MTN means an MTN that is specified in the relevant Pricing Supplement as being either a Term Subordinated MTN or an Undated Subordinated MTN.

Subordinated MTN Holder means, in respect of a Subordinated MTN, the person whose name is entered in the Register as the holder of a Subordinated MTN.

Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties and expenses in connection with them.

Term Subordinated MTN means MTNs which are specified in the Pricing Supplement as being subordinated and having a specified Maturity Date.

Term Subordinated MTN Holder means, in respect of a Term Subordinated MTN, the person whose name is entered in the Register as the holder of a Term Subordinated MTN.

Tranche means an issue of MTNs specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise MTNs in more than one denomination).

Undated Subordinated MTN means MTNs that are specified in the Pricing Supplement as being subordinated and have no fixed dated for redemption.

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Undated Subordinated MTN Holder means, in respect of an Undated Subordinated MTN, the person whose name is entered in the Register as the holder of an Undated Subordinated MTN.

Unsubordinated Creditor means a creditor of the Issuer to whom the Issuer is indebted in respect of Unsubordinated Debt.

Unsubordinated Debt means all present and future claims against the Issuer which:

(a)                                   would be entitled to be admitted in the Winding-Up of the Issuer; and

(b)                                  are not by their terms expressed to rank equally with, or behind, the claims of Subordinated MTN Holders.

Unsubordinated MTN means an MTN specified in the relevant Pricing Supplement as being unsubordinated.

Unsubordinated MTN Holder means an MTN Holder holding an Unsubordinated MTN.

Winding Up means:

(a)                                   a court order is made for the winding-up of the Issuer; or

(b)                                  an effective resolution is passed by shareholders or members for the winding-up of the Issuer.

Zero Coupon MTN means an MTN which does not entitle the MTN Holder to the periodic payment of interest before its Maturity Date and which is issued at a discount to its Denomination.

27.2                         References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:

(a)                                   a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)                                  a document (including these Conditions) includes any variation or replacement of it;

(c)                                   law means common law, principles of equity and laws made by any parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d)                                  Australian dollars or A$ is a reference to the lawful currency of Australia and a reference to US dollars or US$ is a reference to the lawful currency of the United States of America;

(e)                                   a time of day is a reference to Melbourne time;

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(f)                                     the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(g)                                  a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h)                                  an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i)                                      anything (including any amount) is a reference to the whole and each part of it; and

(j)                                      the words “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

27.3                         Number

The singular includes the plural and vice versa.

27.4                         Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

27.5                         References

Unless the contrary intention appears, in these Conditions:

(a)                                   a reference to an MTN Holder is a reference to the holder of MTNs of a particular Series;

(b)                                  a reference to an MTN is a reference to an MTN of a particular Series;

(c)                                   if the MTNs are Zero Coupon MTNs, references to interest are not applicable; and

(d)                                  a reference to the approval of APRA to anything occurring (including the redemption of a Note or a variation of a Transaction Document) shall be read as applying to the extent that such approval is required in accordance with any applicable prudential standards.

27.6                         References to principal and interest

Unless the contrary intention appears, in these Conditions:

(a)                                   any reference to “principal” in the context of an MTN is taken to include the Redemption Amount of the MTN, any premium payable in respect of the MTN when it is issued, and any other amount in the nature of principal payable in respect of the MTN under these Conditions; and

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(b)                                  the principal amount of an MTN issued at a discount is to be taken as at any time to equal the lesser of:

(i)                                      its Denomination; and

(ii)                                   if specified in the Pricing Supplement, its Amortised Face Amount at that time;

(c)                                   the principal amount of an MTN which may vary by reference to a schedule or formula at any time is taken to equal its varied amount as determined in accordance with these Conditions;

(d)                                  the principal amount of an Instalment MTN at any time is to be taken to be its Denomination less the total of the Instalment Amounts for that MTN repaid at that time to the extent that those Instalment Amounts relate to a repayment of principal; and

(e)                                   any reference to “interest” in the context of an MTN is taken to include any interest and any amount in the nature of interest payable in respect of the MTN under these Conditions.

27.7                         Terms defined in Pricing Supplement

If these Conditions state that a definition has the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no meaning or specifies that the definition is “Not Applicable”, then that definition is not applicable to the MTNs.

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Amended and Restated MTN Deed Poll

Schedule 2 - Meetings Provisions

The following are the Meetings Provisions which are applicable to the convening of meetings of MTN Holders and the passing of resolutions by them.

Interpretation

1                                          (a)                                    Expressions and terms having a defined meaning in the MTN Terms and Conditions have the same meaning when used in these provisions and the following words have these meanings in these provisions unless the contrary intention appears:

Circular Resolution means a written resolution of MTN Holders made in accordance with paragraph 26.

Dealer means a person appointed by the Issuer to act as a dealer in relation to  MTNs.

Extraordinary Resolution means a resolution:

(i)                                      passed at a Meeting by a majority of at least 50% of the votes cast; or

(ii)                                   made in writing by MTN Holders in accordance with paragraph 26(b).

Form of Proxy means a notice in writing in the form available from the Registrar.

Meeting is deemed to include:

(i)                                      if there is only one MTN Holder, the attendance of that person or its Proxy on the day and at the place and time specified in accordance with these provisions;

(ii)                                 the presence of persons physically, by conference telephone call or by video conference; and

(iii)                              (other than in paragraphs 7, 8, 12 and 14) any adjourned meeting.

MTN Terms and Conditions means the terms and conditions applicable to the MTNs set out in schedule 1 of the MTN Deed Poll, as amended, supplemented or replaced by the Pricing Supplement applicable to that MTN.

Notification Date means the date stated in the copies of a resolution to be made in writing sent for that purpose to MTN Holders, which must be no later than the date on which that resolution is first notified

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to MTN Holders in the manner provided in the MTN Terms and Conditions.

Ordinary Resolution means a resolution passed:

(i)                                      at a Meeting by a simple majority of the votes cast; or

(ii)                                   in writing by MTN Holders in accordance with paragraph 26(a).

Proxy means a person so appointed under a Form of Proxy.

Special Quorum Resolution means an Extraordinary Resolution for the purpose referred to in paragraph 29(a), (b), (h), (i), (j) or (k), any amendment of this definition or the provisions of the table in paragraph 10 expressed to relate to a “Special Quorum Resolution”.

(b)                                  If there is only one MTN Holder of MTNs of a Series that person must be treated as two persons for the purposes of any quorum requirements of a Meeting.

(c)                                   References to a Meeting are to a Meeting of MTN Holders of a single Series of MTNs and references to “MTNs” and to “MTN Holders” are to the MTNs of the Series in respect of which a Meeting has been, or is to be, called and to the MTN Holders of those MTNs, respectively.

(d)                                  References to a Circular Resolution of MTN Holders are to a Circular Resolution of MTN Holders of a single Series of MTNs and references to “MTNs” and to “MTN Holders” are to the MTNs of the Series in respect of which a Circular Resolution has been, or is to be, passed and to the MTN Holders of those MTNs respectively.

(e)                                   The time and date for determining the identity of an MTN Holder who may be counted for the purposes of determining a quorum or attend, speak and vote at a Meeting or sign a Circular Resolution is at the close of business in the place where the Register is kept seven days prior to the date of the Meeting or, for a Circular Resolution, the Notification Date.

(f)                                     In determining whether the provisions relating to quorum, meeting and voting procedures are complied with, any MTNs beneficially held in the name of the Issuer or any of its Related Entities must be disregarded.

(g)                                  Any notice required to be given under these provisions to MTN Holders must be given in the manner set out in the MTN Terms and Conditions.

(h)                                  If a notice of Meeting must be given within a certain period of days, the day on which the notice is given, and the day on which the Meeting is to be held, are not to be counted in calculating that period.

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(i)                                      References to the Registrar means the Registrars of each of the relevant Series acting jointly.

Proxies

2                                           An MTN Holder entitled to attend and vote at a Meeting may  appoint a Proxy to attend and act on that MTN Holder’s behalf in connection with any Meeting or propose a meeting of MTN Holders by a Form of Proxy signed by the MTN Holder or, in the case of a corporation, executed in accordance with the Corporations Act.

3                                           Forms of Proxy are valid for so long as the MTNs to which they relate are registered in the name of the appointor but not otherwise.  While the Form of Proxy is valid the Proxy is, for all purposes in connection with any Meeting of MTN Holders, deemed to be the MTN Holder of the MTNs to which that Form of Proxy relates.

4                                           A Proxy:

(a)                                   need not be an MTN Holder; and

(b)                                  may be an officer, employee, representative of or otherwise connected with the Issuer or a Related Entity of the Issuer.

5                                           A Form of Proxy may not be treated as valid unless it is, (together with any power of attorney or other authority under which it is signed, or a copy of power or authority certified in such manner as the Registrar may require) received by the Registrar at the office of the Registrar specified in the Form of Proxy not less than 48 hours before the time appointed for holding the Meeting to which the Form of Proxy relates.  If the Form of Proxy specifies a fax number to which these documents may be sent, the documents are taken to be received at the time shown in the fax transmission report as the time the whole fax was sent.

6                                           Any vote given in accordance with the terms of a Form of Proxy is valid despite the previous revocation or amendment of the Form of Proxy or of any instructions of the MTN Holder under which it was executed, unless notice in writing of that revocation or amendment is received from the MTN Holder who has executed such Form of Proxy at the principal office of the Issuer not less than 24 hours before the commencement of the Meeting at which the Form of Proxy is used.

Convening Meetings

7                                           A Meeting:

(a)                                   may be convened at any time by the Issuer or the Registrar at the place and time appointed by the convenor; and

(b)                                  must be convened by the Registrar at a place and time appointed by it if it is requested to do so:

(i)                                      by the Issuer; or

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(ii)                                 by MTN Holders of MTNs representing in the aggregate at least 10% of the aggregate outstanding principal amount of the Outstanding MTNs.

Notice of Meeting

8                                           Unless otherwise agreed in writing by each MTN Holder, at least 21 days’ notice specifying the day, time and place of the Meeting must be:

(a)                                   given to the MTN Holders; and,

(b)                                  if not given by the Registrar, copied to the Registrar; or,

(c)                                   if not given by the Issuer, copied to the Issuer.

The notice must state generally the nature of the business to be transacted at the Meeting but (except for an Extraordinary Resolution) need not specify the terms of the resolutions to be proposed and must include statements to the effect that Proxies may be appointed until 48 hours before the time fixed for the Meeting but not after that time.  The accidental omission to give notice to, or the non-receipt of notice by, any MTN Holder does not invalidate the proceedings at any Meeting.

Chairman

9                                           The convenor of the Meeting must nominate in writing a person (who may, but need not, be an MTN Holder)  as the chairman at every Meeting convened by it.  If a Meeting is held and:

(a)                                   a chairman has not been nominated by the convenor; or

(b)                                  the person nominated is not present within 15 minutes after the time appointed for the holding of the Meeting, or is unable or unwilling to chair the Meeting,

the MTN Holders or Proxies present must choose one of their number to be chairman.  The chairman of an adjourned Meeting need not be the same person as was the chairman of the Meeting from which the adjournment took place.

Quorum

10                                     At any Meeting any MTN Holder or Proxy present form a quorum for the purposes of passing the resolutions shown in the table below only if they alone or together hold (or in the case of Proxies, represent MTN Holders who hold) MTNs which represent at least the proportion of the outstanding principal amount of the Outstanding MTNs  shown in the table below.

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Column 1	Column 2	Column 3

Type of resolution	Required proportion for any Meeting except one referred to in Column 3	Required proportion for Meeting previously adjourned because of lack of quorum

Special Quorum Resolution	75%	35%

Any other Extraordinary Resolution	50%	25%

Any Ordinary Resolution	50%	25%

11                                     No business (other than the choosing of a chairman) may be transacted at any Meeting unless the requisite quorum is present at the commencement of the relevant business.

Adjournment where no quorum

12                                     If within 15 minutes from the time appointed for any Meeting a quorum is not present for the transaction of any particular business then, subject and without prejudice to the transaction of any business for which a quorum is present, the Meeting:

(a)                                   if convened on the requisition of MTN Holders, is dissolved;  and

(b)                                  in any other case stands adjourned until that date, being not less than 14 days nor more than 42 days and to the time and place as the chairman appoints.

13                                     If within 15 minutes from the time appointed for any adjourned Meeting a quorum is not present for the transaction of any particular business then, subject and without prejudice to the transaction of any business for which a quorum is present, the chairman may dissolve the Meeting.

14                                     If the meeting is not dissolved in accordance with paragraph 13, the chairman may with the consent of (and must if directed by) any Meeting adjourn the Meeting to a new day, time  or place.  Only business which might validly (but for the lack of required quorum) have been transacted at the original Meeting may be transacted at the adjourned Meeting.

Notice of adjourned Meeting

15                                     Unless otherwise agreed in writing by each MTN Holder, at least 10 days’ notice of any Meeting adjourned because of lack of a quorum must be given in the same manner as the notice of the original Meeting.  The notice must state the quorum required at the adjourned Meeting but need not contain any further information.

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Attendees

16                                     The Issuer, the Registrar, the Dealers and the MTN Holders (through their respective representatives and Proxies) and their respective financial and legal advisers are entitled to attend and speak at any Meeting.  Otherwise, no person may, except for the chairman, attend or speak at any Meeting.

Voting at Meetings

17                                     Every resolution put to a vote at a Meeting must be decided by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a)                                   the chairman;

(b)                                  the Issuer; or

(c)                                   one or more persons who alone or together hold (or represent MTN Holders who hold) MTNs which represent at least 2% of the outstanding principal amount of the Outstanding MTNs.

18                                     Unless a poll is properly demanded and the poll is not withdrawn, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority is conclusive evidence of the fact.  The chairman and the minutes do not need to state, and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

Poll

19                                     If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman.  The result of the poll is the resolution of the Meeting at which the poll was taken.  The demand for a poll does not prevent the continuance of the Meeting for the transaction of any business other than the question on which the poll has been demanded.

20                                     A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

21                                     A demand for a poll may be withdrawn.

Chairman’s casting vote

22                                     If there is an equality of votes the chairman has, both on a show of hands and on a poll, a casting vote in addition to any votes  to which the chairman is entitled as an MTN Holder or Proxy.

Voting entitlements

23                                     An MTN Holder (or, in the case of an MTN registered as being owned jointly, the person whose name appears first on the Register as one of the owners of the MTN) may be present and vote in person at any Meeting in respect of the MTN or be represented by Proxy.

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24                                     Subject to paragraphs 17 and 23, at any Meeting:

(a)                                   on a show of hands, each MTN Holder present in person and each other person present as a Proxy has one vote; and

(b)                                  on a poll each  MTN Holder or  Proxy present has one vote in respect of each principal amount equal to the denomination of the MTNs of the Series in respect of which the Meeting is being held of MTNs which are registered in that person’s name or in respect of which that person is a Proxy.

25                                     Without affecting the obligations of the Proxies named in any Form of Proxy, any person entitled to more than one vote need not use all votes (or cast all the votes) to which that person is entitled in the same way.

Circular  Resolutions

26                                     The MTN Holders may without a Meeting being held, pass:

(a)                                   an Ordinary Resolution, if within one month after the Notification Date, MTN Holders representing more than 50% of the aggregate outstanding principal amount of Outstanding MTNs as at the Notification Date sign a document containing a statement that they are in favour of the resolution set out in the document; or

(b)                                  an Extraordinary Resolution, if within one month after the Notification Date stated in the copies of the resolution sent for that purpose to MTN Holders, MTN Holders representing at least 75% of the aggregate outstanding principal amount of Outstanding MTNs as at the Notification Date sign a document containing a statement that they are in favour of the resolution set out in the document.

The resolution is passed when the last MTN Holder signs it (as evidenced on its face).

27                                     The accidental omission to give a copy of the Circular Resolution to, or the non-receipt of a copy by, any MTN Holder does not invalidate the Circular Resolution.

28                                     A Circular Resolution may be contained in one or more documents in like form each signed by one or more MTN Holders.

Use of Extraordinary Resolution

29                                     The MTN Holders have, in addition to the powers set out above but without affecting any powers of any other person, the following powers exercisable only by Extraordinary Resolution subject to the provisions relating to quorum in paragraph 10:

(a)                                   to sanction any proposal by the Issuer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the MTN Holders against the Issuer whether those rights arise under the MTNs or otherwise;

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(b)                                  to sanction the exchange or substitution for the MTNs of, or the conversion of the MTNs into, other obligations or securities of the Issuer or any other body corporate formed or to be formed;

(c)                                   to assent to any modification of the provisions of the MTN Deed Poll or the MTNs proposed by the Issuer or any MTN Holder;

(d)                                  to waive or authorise any breach or proposed breach by the Issuer of any of its obligations under the MTN Deed Poll or the MTNs;

(e)                                   to authorise any person to concur in and do anything necessary to carry out and give effect to an Extraordinary Resolution;

(f)                                     to give any authority, direction or sanction which is required to be given by Extraordinary Resolution;

(g)                                  to appoint any persons (whether MTN Holders or not) as a committee or committees to represent the interests of the MTN Holders and to confer on the committee or committees any powers or discretions which the MTN Holders could themselves exercise by Extraordinary Resolution;

(h)                                  to approve any amendment of the dates of maturity or redemption of the MTNs or any date on which a payment of principal or interest is due on the MTNs;

(i)                                      to approve any reduction or cancellation of an amount payable or, where applicable, modification of the method of calculating the amount payable or modification of the date of payment in respect of the MTNs (other than where the reduction, cancellation or modification is provided for in the Conditions or where the modification is bound to result in an increase in the amount payable);

(j)                                     to approve the alteration of the currency in which payments in respect of the MTNs are made; and

(k)                                  to approve the alteration of the majority required to pass an Extraordinary Resolution.

Use of Ordinary Resolution

30                                     The MTN Holders have the power exercisable by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

Effect and notice of resolution

31                                     A resolution passed at a Meeting duly convened and held (or by Circular Resolution under) in accordance with these provisions is binding on all MTN Holders, whether present or not present and whether or not voting at the Meeting (or signing or not signing the written resolution), and each MTN Holder is bound to give effect to it accordingly.  The passing of the resolution is conclusive evidence that the circumstances of the resolution justify its passing.

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32                                    The Issuer must give notice to the MTN Holders of the result of the voting on a resolution within 14 days of the result being known but failure to do so does not invalidate the resolution.

Minutes

33                                     The Registrar (failing which the Issuer) must keep minute books in which it records:

(a)                                  proceedings and resolutions of Meetings; and

(b)                                 Circular Resolutions.

34                                     The Registrar must ensure that:

(a)                                  minutes of a Meeting are signed by the chairman of the Meeting or by the chairman of the next Meeting; and

(b)                                 Circular Resolutions are signed by a director or secretary of the Registrar or Issuer (as the case may be).

35                                     A minute or Circular Resolution that is so recorded and signed is, unless the contrary is proved, evidence:

(a)                                  of the matters contained in it;

(b)                                 that the  Meeting has been duly convened and held or  copies of the proposed Circular Resolution have been duly sent; and

(c)                                  that all resolutions passed or proceedings transacted have been duly passed and transacted.

Further procedures

36                                     The Issuer (with the approval of the Registrar) may prescribe further regulations for the holding of, attendance and voting at Meetings as are necessary or desirable and do not adversely affect the interests of the MTN Holders.

MTNs of more than one Series

37                                     Whenever there are Outstanding MTNs which do not form one single Series, then :

(a)                                  a resolution which affects one Series only of MTNs is deemed to have been duly passed if passed at a Meeting of, or by a Circular Resolution of, the MTN Holders of that Series;

(b)                                 a resolution which affects more than one Series of MTNs and:

(ii)                                 does not give rise to a conflict of interest between the MTN Holders of any of the Series so affected is deemed to have been duly passed if passed at a single Meeting of, or by a

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Circular Resolution of, the MTN Holders of all Series so affected under; or

(ii)                                 gives, or may give, rise to a conflict of interest between the MTN Holders of any of the Series so affected, is deemed to have been duly passed if passed at separate Meetings of ,or separate Circular Resolutions of, the MTN Holders of each Series so affected.

38                                     The Issuer may rely on, and the MTN Holders and the Registrar are bound by, a legal opinion from a leading law firm in Australia to the effect that a resolution:

(a)                                 affects one Series only; or

(b)                                if it affects more than one Series of MTNs, does not give rise to a conflict of interest, for the purposes of determining the Meeting or Meetings which need to be held for the purposes of paragraph 37.

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Signing page

DATED: 11 November 2003 and amended and restated as at 15 May 2007

SIGNED, SEALED AND	)
DELIVERED by	)
)
as attorney for NATIONAL	)
AUSTRALIA BANK LIMITED	)
under power of attorney dated	)
in the presence of:	)
)
)
)
Signature of witness	)	By executing this deed the attorney states that the attorney has received no notice of revocation of the power of attorney
)
)
Name of witness (block letters))

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 7 June 2007	Name: Brendan T Case
Title: Company Secretary